As filed with the Securities and Exchange Commission on April 21, 2006

Registration No. 333-131812

333-131812-01

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

FORM S-4

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

CitiSteel USA, Inc.*

(Exact name of Registrant as specified in its charter)

Delaware	3312	51-0309736
(State or other jurisdiction of incorporation)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

c/o CitiSteel USA, Inc.

4001 Philadelphia Pike

Claymont, Delaware 19703

(302) 792-5400

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Allen Egner

CitiSteel USA, Inc.

4001 Philadelphia Pike

Claymont, Delaware 19703

(302) 792-5400

(Name and address, including zip code, and telephone number, including area code, of agent for service)

With Copies to:

Kimberly A. Taylor, Esq.

Morgan, Lewis & Bockius LLP

One Oxford Centre

Thirty-Second Floor

Pittsburgh, Pennsylvania 15219

(412) 560-3300

Fax: (412) 560-7001

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

If the securities being registered on this Form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act of 1933 registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrants hereby amend this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrants shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

*Additional Registrant

Name of Additional Registrant	State or other Jurisdiction of Incorporation or Formation	Primary Standard Industrial Classification Code Number	I.R.S. Employer Identification Number	Address of Principal Executive Office
CitiSteel PA, Inc.	Pennsylvania	3312	23-2832229	1515 Market Street Suite 1210, Philadelphia PA 19102

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT COMPLETE THE EXCHANGE OFFER AND ISSUE THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED.

SUBJECT TO COMPLETION, DATED April 21, 2006

PROSPECTUS

CITISTEEL USA, INC.

Offer to Exchange all of the Outstanding

$172,000,000 Senior Secured Floating Rate Notes due 2010

for

$172,000,000 Registered Senior Secured Floating Rate Notes due 2010

We are offering to exchange all of our outstanding Senior Secured Floating Rate Notes due 2010, which were issued in a private placement on August 25, 2005 and which we refer to as the old notes, for an equal aggregate amount of our registered Senior Secured Floating Rate Notes due 2010, which have been registered with the Securities and Exchange Commission, or the Commission, and which we refer to as the exchange notes. The terms of the exchange notes are identical in all material respects to the terms of the old notes, except that the exchange notes will not bear legends restricting their transfer under the Securities Act of 1933, as amended, and certain transfer restrictions, registration rights and additional interest payment provisions relating to the old notes will not apply to the exchange notes.

MATERIAL TERMS OF THE EXCHANGE OFFER

•	The exchange offer expires at 5:00 p.m., New York City time, on , 2006, unless extended.

•	We will exchange all old notes that are validly tendered and not validly withdrawn prior to the expiration of the exchange offer.

•	You may withdraw tendered old notes at any time prior to the expiration of the exchange offer.

•	Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes.

•	The only conditions to completing the exchange offer are that the exchange offer not violate any applicable law or applicable interpretation of the staff of the Commission and no injunction, order, or decree has been or is issued that would prohibit, prevent or materially impair our ability to proceed with the exchange offer.

•	We will not receive any cash proceeds from the exchange offer.

•	There is no active trading market for the notes and we do not intend to list the exchange notes on any securities exchange or to seek approval for quotations through any automated quotation system.

Before participating in this exchange offer, consider carefully the “Risk Factors” beginning on page 18 of this prospectus.

Neither the Commission nor any state securities commission has approved or disapproved of the exchange notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is             , 2006

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “may,” “could,” “would,” “should,” “believe,” “expect,” “anticipate,” “plan,” “estimate,” “target,” “project,” “intend,” or similar expressions. These statements include, among others, statements regarding our expected business outlook, anticipated financial and operating results, our business strategy and means to implement the strategy, our objectives, the amount and timing of capital expenditures, the likelihood of our success in expanding our business, financing plans, budgets, working capital needs and sources of liquidity.

Forward-looking statements are only predictions and are not guarantees of performance. These statements are based on management’s beliefs and assumptions, which in turn are based on currently available information. Important assumptions relating to the forward-looking statements include, among others, assumptions regarding demand for our products, the expansion of product offerings geographically or through new applications, the timing and cost of planned capital expenditures, competitive conditions and general economic conditions. These assumptions could prove inaccurate. Forward-looking statements also involve risks and uncertainties, which could cause actual results to differ materially from those contained in any forward-looking statement. Many of these risks and uncertainties are beyond our ability to control or predict and the realization of any of them could have a material adverse effect on our business, financial condition, results of operations, liquidity and our ability to pay interest and principal on the notes. Such risks and uncertainties include, but are not limited to, the following:

•	the level of imports of steel into the United States;

•	intense competition in the steel industry;

•	the cyclical nature of the steel industry and the industries we serve;

•	the level of global demand for steel;

•	the availability and cost of scrap, other raw materials and energy;

•	currency fluctuations;

•	environmental regulations;

•	sales-building and cost-savings initiatives may not be successful;

•	labor costs;

•	equipment failures;

•	the loss of key personnel; and

•	other factors described in this prospectus. See “Risk Factors.”

We believe the forward-looking statements in this prospectus are reasonable; however, you should not place undue reliance on any of the forward-looking statements, which are based on current expectations. Further, forward-looking statements speak only as of the date they are made, and we undertake no obligation to update any of them in light of new information or future events.

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PROSPECTUS SUMMARY

The following is a summary of our business and the exchange offer. The summary may not contain all of the information that may be important to you. For a more complete description about us and the exchange offer, you should read, in addition to this summary, the prospectus and the indenture for the notes. For purposes of this prospectus and unless the context otherwise requires:

•	The terms “we,” “us,” and “our” refer to CitiSteel USA, Inc., the issuer of the notes, and our subsidiary CitiSteel PA, Inc.

•	References to the “notes” refer collectively to the old notes and the exchange notes and references to the “guarantees” refer collectively to the old guarantees and the registered guarantees.

Our Company

We are a non-union, niche mini-mill specializing in the manufacture and sale of custom-order discrete steel plate in the United States and Canada. As a provider of custom-order discrete steel plate, we focus on customers with special product and service needs that are underserved by more traditional commodity-oriented steel plate producers. Our specialized manufacturing capabilities enable us to provide steel plate in non-standard dimensions (i.e., thicker, longer and/or wider) that neither commodity-oriented domestic steel plate manufacturers nor foreign manufacturers typically produce. Custom-order steel plate usually sells at a premium price to commodity steel plate. We are one of only two mills east of the Rocky Mountains (and the only mini-mill) that regularly offers custom sizes, allowing our customers to eliminate the costs associated with steel service centers for certain applications. Further, we are oriented toward small order quantities and shorter lead times which, along with our product quality and customer service, differentiate us not only from commodity steel plate manufacturers but also our only direct competitor in the custom discrete plate market. To leverage our production capabilities, our knowledgeable salesforce collaborates with customers to meet their specific product and service requirements. We focus on building and maintaining long-term relationships with our customers by fulfilling their specific product and service requirements, including providing various non-standard dimensions of plate, and by providing meticulous quality assurance, reliable service and prompt delivery. For the year ended December 31, 2005, we generated, on a pro forma basis, including the results of operations of the predecessor and successor companies, $278.4 million of sales and $33.5 million of net income.

Through our manufacturing facility located in Claymont, Delaware, we have the capacity to produce 420,000 tons of steel plate annually and management believes we are the low-cost producer of custom-order steel plate in our primary target market. This well-maintained, quality facility conducts a full range of steel-making activities, including the melting of scrap steel through an electric arc furnace and the rolling and cutting of custom-sized discrete steel plate. Throughout the 1990’s, we profitably served the commodity plate market, primarily generating our sales from steel service centers. However, by the end of that decade, competition from new mini-mill entrants had reduced profits in the commodity plate market to unattractive levels. In 2001, we made a strategic decision to transition our business to a service-oriented mini-mill focusing on producing custom-order (non-standard sized) plate in order to serve higher margin end-user customers in numerous end-markets, including bridges, railcars, tool and die manufacturers, and specialty machine and equipment manufacturers. In order to effect this change, from 2001 to 2003 we upgraded and reoriented our facilities, equipment and processes to maximize our ability to efficiently produce plate across a broader range of grades, gauges, widths and lengths. We also strengthened and reoriented our sales and customer service staff. Since the implementation of these initiatives, we have improved overall volume, shipments of custom products and direct sales to end-users, as detailed in the table below.

Operating Metrics	2001	2005
Shipped Tons	296,839	336,749
Percentage of Product Mix
Custom Steel Plate	49%	71%
Commodity Steel Plate	51%	29%

Direct Sales to End Users	34%	56%

We believe we are well positioned for continued growth in volume and profitability. In order to drive and accommodate this growth we are implementing a capital improvements plan that we believe, when combined with adding an additional shift, will increase capacity to 500,000 tons annually, reduce production costs and enable us to expand our service offerings. In addition, we are now actively marketing and selling our products in the Western United States, which we believe is an underserved and attractive market.

We have developed a loyal customer base with a high level of customer retention. According to Jacobson & Associates, an industry recognized consulting firm, we have ranked first in end-user customer satisfaction among all producers of steel plate every year from 2001 to 2005. As a result of our niche focus, commitment to customer service and high product quality, we have been able to capture approximately 25% of the custom discrete steel plate market in our core market east of the Rocky Mountains.

Industry Overview

In 2005, domestic steel mill shipments totaled 103 million tons, a decrease of 7.1% from 2004, according to the American Iron and Steel Institute. Estimated steel use in North America reached 131 million tons in 2005, with approximately 40% of this supplied by imports. Steel is sold principally to the automotive, construction, steel product fabrication, container and packaging, oil and gas, electrical, machinery and appliance industries. In some of these industries, such as the automotive and construction industries, steel competes with other substitute materials such as plastic, glass, composite and ceramic materials.

Manufacturers of steel are classified as either “integrated mills” or “mini-mills.” Mini-mills differ from integrated mills in that their primary input is scrap metal, whereas the integrated mills make steel by processing iron ore and other raw materials in blast furnaces. Mini-mills and integrated mills generally have significantly different management styles, labor relations, cost structures and scale efficiencies. Mini-mills are generally considered more efficient and technologically advanced than integrated mills, with lower ratios of fixed costs to variable costs and more effective human resource allocation than integrated mills. Consequently, mini-mills are typically able to operate more cost effectively than integrated mills. Mini-mills accounted for approximately half of the total steel shipments in the United States in 2004.

The domestic steel industry has experienced strong profitability following a trough period from 1999 to 2003. Increased shipments, consumption, and production were driven by strength in several key end-markets and a stronger overall economy. In addition to strong domestic demand for steel, structural changes to the U.S. steel industry, including consolidation and the widespread acceptance of steel scrap surcharges, significantly contributed to the rebound in the domestic industry. We believe that these structural changes will reduce industry cyclicality and result in greater pricing discipline.

There are a variety of major product segments produced by steel mills, including long products (rod, bar, tube, rebar, etc.), sheet and plate. The steel plate market is a relatively small segment of the overall steel industry, representing only 10% of U.S. steel shipments by weight in 2005. Consistent with overall industry consolidation and rationalization trends, since the beginning of 2003 approximately 1.2 million tons of capacity have been eliminated from the steel plate market and the number of principal plate competitors has been reduced from eight to six. Further there is no new domestic plate capacity expected to come on line before 2009. Steel plate is used in a wide range of end markets, including construction and agricultural equipment, general construction, rail cars, shipbuilding, numerous industrial applications and wide diameter pipe. Demand is expected to grow in each of these end markets through 2008. The strength and diversity of these markets creates a more stable supply/demand balance than that for sheet steel, which is highly dependent on the auto industry. Relative to sheet products, steel plate is more costly and difficult to ship, reducing import pressures, which are further mitigated by the demand for plate from developing economies such as China and India.

The stable supply/demand balance for steel plate is reflected in its price, which has remained virtually flat over the past year. Domestic plate prices in December 2004 were $792 per ton compared to $782 per ton in December 2005. The consistent pricing for plate differs significantly from other segments such as hot-rolled sheet where prices have declined 17% from $660 per ton in December 2004 to $550 per ton in December 2005.

The steel plate market is comprised of three segments: coil, standard discrete and custom discrete. We focus on the niche custom discrete plate market, which we believe to be approximately 1.5 million tons annually and which commands higher prices per ton than other segments. Since 2000, three mills that historically served the custom discrete market and had aggregate capacity of over two million tons have been taken out of service, leaving very favorable market conditions for the remaining three participants. Finally, virtually all of the steel plate imported to the United States is in standard sizes and therefore does not compete directly with the majority of our products.

Business Strengths

Niche Market Focus with Limited Competition. We are a custom, service-oriented mini-mill focused specifically on serving customers with special needs in the discrete steel plate market. Our manufacturing capabilities enable us to provide our customers with non-standard sizes in small order quantities and with shorter lead times than our competitors. We deliver steel plate to our customers in a more timely and/or more cost efficient manner by significantly reducing mill lead times, enabling smaller minimum order sizes and by providing a lower-cost alternative to procuring non-standard sizes through a steel service center (which requires paying another level of markup and processing charges). Approximately 70% of our production is of custom sizes which limits our primary competition to a single integrated producer that is focused principally on serving the commodity steel market. We compete to a lesser degree with two mini-mills that produce standard sizes but do not produce the thicker, wider and longer plate in which we specialize. We believe that over 50% of our 2005 plate production could not have been produced in these mills. Finally, our only competitor located in the Western U.S. market is a slab converter with rolling capabilities similar to ours. Due to its primary reliance on foreign-produced slabs, we believe that this competitor has difficulty competing for “Buy American” projects and for custom-sized orders with short lead times.

Production Facilities Optimized for Market Niche. Our high-quality production facilities are specifically configured to provide low-cost steel plate in small order sizes and non-standard dimensions. Our high-quality mill assets include a 495,000 tons per year electric arc furnace, a single strand continuous slab caster, a reheat furnace and a 420,000 tons per year plate rolling facility. Unlike a continuous mill, which is focused on high volume continuous runs of commodity plate, our melt shop is separated from our rolling mill, enabling us to schedule and process individual orders in an efficient and flexible manner. Our rolling mill is configured to handle thicker, wider and longer plate than that produced by commodity plate producers, and we have upgraded our mills to ensure close tolerances and excellent overall quality. Our plant has been modified for rapid custom-order throughput; a slab can be rolled into a finished plate within three hours of being charged into the furnace. Extensive finished goods testing can be completed within 24 hours in order to insure that the plate meets customer requirements without delaying order turnaround.

Non-Union Workforce. We employ an entirely non-union workforce which enables us to maintain significant cost and flexibility advantages. Unlike mills that employ union workforces, which mandate specific criteria with respect to wage rates, the number of employees and the functions each employee can perform, we are able to control our wage rates and optimize our headcount to run as efficiently as possible. Many of our skilled workers can perform multiple job functions, allowing for flexibility in scheduling and rapid changes in production schedules, which would not be possible under many union contracts. In addition, union contracts typically provide the highest compensation to employees with the most seniority rather than those with the greatest ability. Our employees are assigned to positions, promoted and rewarded based on job performance. This improves efficiency and ensures our ability to place and retain the best employees in key positions.

Customer Service. We believe we provide the highest level of customer service available in the industry. Our niche within the industry and our core service philosophy require us to be especially attentive to our customers and to meet their specific needs, including offering our customers quicker delivery and warehousing. According to Jacobson & Associates, an industry recognized consulting firm, we have ranked first in end-user customer satisfaction among all producers of steel plate every year from 2001 to 2005. In addition, we believe that we employ the most knowledgeable salesforce within the discrete steel plate market. Unlike salespeople at commodity-oriented mills who focus on taking numerous large orders, the customized nature of our products requires us to employ highly-trained salespeople to work collaboratively with our customers. Our salespeople spend significant time with our customers and are a differentiating component in providing high quality service.

Loyal and Diverse Customer Base. We have a very strong base of key customers, with no single customer accounting for more than 7% of 2005 sales. Our top 15 customers accounted for only 40% of our sales in 2005. We believe our customer base is significantly less concentrated than those of our competitors. These key customers have an average tenure with us of more than ten years. We attribute our low customer concentration and high customer retention to our custom approach and our dedication to providing the highest quality and customer service in the industry.

Low-Cost Scrap Sourcing. We believe that our scrap sourcing practices, combined with our scrap rich geographic location, enable us to purchase steel scrap at significantly lower prices than many other steel producers. We are highly active in the scrap market and can accommodate a wide range of scrap grades, which enables us to purchase scrap that many competing buyers are unable to use. Because we buy smaller (odd-lot) quantities of scrap than larger steel producers, we believe we have a significant advantage in securing low scrap pricing. In addition, we are in a geographically advantageous location, within close proximity to numerous scrap yards in the Delaware Valley, which provides us greater selection, low pricing and inexpensive and timely delivery of our scrap. As a result of these factors, we believe we realized an average cost advantage over larger steel plate producers of approximately $15 per scrap ton since 2004.

Significant Barriers to Entry. We enjoy significant barriers to entry due primarily to regulatory constraints which severely restrict the ability to build new facilities or add additional capacity to existing facilities. There is no new steel plate capacity expected to come on line in the United States before 2009. In addition, the plants of many of our larger competitors are optimized for producing standard size plate and do not have the additional capacity or the infrastructure to enter the custom-order market.

Experienced Management Team. We have a strong and experienced management team with significant experience in the steel industry. On average, our management team has over 28 years of experience in the steel industry and is led by our Executive Chairman, Jeff Bradley, who, prior to joining us, spent 22 years with Worthington Industries, a $3 billion steel processing and steel products company. Members of our management team were responsible for engineering our transition to a custom, service-oriented mini-mill and have a strong track record of driving continuous improvement in the business. In addition to our strong executive management team, we benefit from highly motivated and experienced mid-level managers in all of the key functional areas, including operations, sales and marketing, and accounting and finance.

Business Strategy

Expand Into New Markets. We believe that identifying and entering new markets is critical for our continued growth. One of the key growth regions we have recently entered is the Western United States. In 2004, we hired a sales agency staffed by two highly experienced sales representatives to sell our products into the Western market. One of these representatives was formerly the head of sales for Oregon Steel Mills, Inc., the only steel plate producer located in this region. Due to Oregon Steel’s reliance on foreign-based slabs, management believes that there are no steel plate manufacturers west of the Rocky Mountains that can satisfy “Buy American” contracts. Under “Buy American” programs, federal projects or state projects that have been granted federal funds require contractors to purchase materials that are manufactured domestically. In 2004, we sold approximately 6,000 tons into the Western market and in 2005, we sold approximately 14,000 tons into the Western market. We estimate the market in the Western United States to be approximately 500,000 tons annually. Our goal over the next two years is to achieve additional market penetration of 7% to 8%. Moreover, the United States Congress recently passed a new transportation bill that we believe, if signed into law, will enable us to significantly increase our estimated growth into this market through “Buy American” bridge and interstate construction projects. In addition to entering the Western market, we have recently entered the specialty segment of the growing oil and gas steel pipe market which we believe can add 10,000 tons by 2008.

Expand Service Offerings. We believe we can seamlessly expand the value-added services we offer to our customers. One of the services we have just begun to offer and will continue to expand is custom plate burning, which consists of cutting plate into configured shapes and sizes to meet specific customer requirements. This is a high value-added service as it will eliminate the need for our customers to purchase their plate from service centers or burn it themselves in-house. For the fiscal year ending 2005 we sold approximately 3,400 tons of custom-burned plate parts at a selling price of approximately $1,100 per ton. We expect to increase our annual tonnage to 30,000 tons by the end of 2008. We believe that adding this technology could also increase our orders for standard steel plate due to our customers’ preference to purchase steel plate from a single source who can manufacture, burn and treat steel plate to their specifics.

Further Penetrate Existing Markets. While we have gained a significant share of our target market since transforming our business to a custom service mill, we believe that we can gain additional share in our current markets. Management has identified a list of target accounts that continue to buy steel plate from the competition even though we might be able to more economically and effectively service these customers’ needs. Of the more than 30,000 tons identified, management is targeting 20,000 tons by 2008.

Increase Mill Capacity and Production Efficiency. We continually strive to improve our operating efficiency and increase our production capacity. In 2001, we cut back production to five days from six days per week to accommodate our new custom product mix and to optimize yield and quality. Based on this reduced schedule, our plant had 300,000 tons of finished capacity in 2001. By 2004 we had increased overall yield from 71% to 73%, reduced the rejection rate from as high as 7% to less than 0.5%, and reduced mill downtime significantly. These improvements remain consistent through today. These changes resulted in an increase in our annual production capacity to over 350,000 tons per year (on a five-day basis) with no additional headcount or labor hours. In the fourth quarter of 2005, we shipped over 92,000 tons implying an annual runrate of over 365,000 tons. We believe we can now resume a six-day schedule, which would increase our total current capacity to 420,000 tons per year. We have identified several additional improvement opportunities that we believe will further improve production capacity in our melt shop and plate mill, including: reducing bottleneck in the melt shop by moving the slab yard into the plate mill; upgrading the plate mill electrical system; expanding the crane system in the shipping area; replacing the discharge door on the reheat furnace; adding Level Two controls (which automate the process of reheating our slabs); and optimizing preventative maintenance planning and execution. These initiatives are targeted for completion by the end of 2007. We believe that these initiatives will increase our capacity to 500,000 tons per year which will accommodate our sales growth initiatives discussed above. Furthermore, we have identified cost reduction opportunities within the melt shop and plate mill including a gauge upgrade and other general improvements that we expect will cost approximately $2.5 million and generate approximately $3 million of incremental annual cost savings. Many of these cost savings initiatives are currently underway and, together with the other identified initiatives, are expected to be completed by the end of 2006.

Acquisition

On June 10, 2005, in accordance with the terms of a stock purchase agreement entered into on April 29, 2005, we were acquired by H.I.G. SteelCo, Inc., an affiliate of H.I.G. Capital, LLC, our sponsor. Pursuant to the stock purchase agreement, H.I.G. SteelCo purchased all of our outstanding capital stock from CITIC USA Holding, Inc. for $74.4 million (subject to a post-closing adjustment of the purchase price to reflect working capital adjustments and similar items, estimated to be approximately $19.2 million).

Immediately following the closing of the transactions contemplated by the stock purchase agreement and in connection with the transactions by which H.I.G. Capital financed the acquisition, H.I.G. SteelCo was merged with and into us. Following this merger, H.I.G. SteelCo Holdings, Inc., the sole stockholder of H.I.G. SteelCo, became our sole stockholder. We refer to this transaction as the “Acquisition” in this prospectus.

Our Sponsor

H.I.G. Capital, LLC is a Miami, Florida based private equity firm managing more than $2.0 billion in equity capital. H.I.G. Capital seeks to acquire market leading firms with annual revenues between $25 and $500 million. Since its founding in 1993, H.I.G. Capital has acquired more than 40 companies with combined revenues in excess of $5.0 billion. H.I.G. Capital’s investors include leading financial institutions, insurance companies, university endowments and pension funds in the United States and Europe. H.I.G. Capital sells its equity positions in portfolio companies and otherwise achieves liquidity on its investments based on market conditions, opportunities and other factors. From time to time, H.I.G. Capital seeks and receives indications of market interest and proposals in respect of possible liquidity events. Accordingly, H.I.G. Capital could sell its equity in our Company at any time.

Our principal offices are located at 4001 Philadelphia Pike, Claymont, Delaware 19703-2794. We can be reached by phone at (800) 677-3769 and our website address is www.citisteel.com. Information on our website is not a part of this prospectus.

Summary of the Terms of The Exchange Offer

We are offering to exchange $172 million aggregate principal amount of our exchange notes for $172 million aggregate principal amount of our old notes. The following is a brief summary of the terms and conditions of the exchange offer. For a more complete description of the exchange offer, you should read the discussions under the heading “The Exchange Offer.”

Exchange Notes

$172 million aggregate principal amount of Senior Secured Floating Rate Notes due 2010. The terms of the exchange notes are identical to the terms of the old notes, except that the exchange notes have been registered under the Securities Act and will not bear legends restricting their transfer under the Securities Act. In addition, certain transfer restrictions, registration rights and additional interest payment provisions relating to the old notes will not apply to the exchange notes.

Old Notes	$172 million aggregate principal amount of Senior Secured Floating Rate Notes due 2010, which were issued in a private placement on August 25, 2005.

The Exchange Offer

We are offering to exchange $1,000 principal amount of our exchange notes for each $1,000 principal amount of our old notes. We are making this exchange offer to satisfy our obligations under a registration rights agreement that we entered into with the initial purchasers of the old notes in connection with the private placement.

To exchange your old notes, you must properly tender them in the exchange offer and we must accept your tender. All old notes that you validly tender and do not subsequently validly withdraw will be exchanged in the exchange offer.

We will issue the exchange notes promptly after the expiration of the exchange offer.

Registration Rights Agreement

You are entitled under the registration rights agreement to exchange your old notes for exchange notes with substantially identical terms. This exchange offer is intended to satisfy these rights. After the exchange offer is completed, except as set forth in the next paragraph, you will no longer be entitled to any exchange or registration rights with respect to your old notes.

The registration rights agreement requires us to file a registration statement for a continuous offering in accordance with Rule 415 under the Securities Act for your benefit if you would not receive freely tradable exchange notes in the exchange offer or you are ineligible to participate in the exchange offer, provided that you indicate that you wish to have your old notes registered under the Securities Act. See “The Exchange Offer—Procedures for Tendering.”

Resales of the Exchange Notes

We believe that you may resell, offer for resale, or otherwise transfer any exchange notes issued to you in the exchange offer without complying with the registration and prospectus delivery requirements of the Securities Act if you meet all of the following conditions:

(1)	you acquired the exchange notes in the ordinary course of your business;

(2)	you are not engaging in and do not intend to engage in a distribution of the exchange notes;

(3)	you do not have an arrangement or understanding with any person to participate in the distribution of the exchange notes; and

(4)	you are not an affiliate of ours, as the term “affiliate” is defined in Rule 405 under the Securities Act.

Our belief is based on interpretations by the staff of the Commission, as set forth in no-action letters issued to third parties unrelated to us. We have not asked the staff for a no-action letter in connection with this exchange offer, however, and we cannot assure you that the staff would make a similar determination with respect to the exchange offer.

If you do not meet all of the above conditions, you may incur liability under the Securities Act if you transfer any exchange note without delivering a prospectus meeting the requirements of the Securities Act. We do not and will not assume or indemnify you against that liability.

Each broker-dealer that is issued exchange notes in the exchange offer for its own account in exchange for old notes that the broker-dealer acquired as a result of market-making activities or other trading activities must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of the exchange notes. A broker-dealer may use this prospectus for an offer to resell or to otherwise transfer the exchange notes. We have agreed that, for a period of 180 days from the effective date of this registration statement, upon the request of a broker-dealer, we will make this prospectus, as amended or supplemented, available to the broker-dealer for use in connection with any such resale.

Expiration Date

The exchange offer will expire at 5:00 p.m., New York City time, on                 , 2006, unless we decide to extend the exchange offer. We do not intend to extend the exchange offer, although we reserve the right to do so.

Conditions to the Exchange Offer	We will complete the exchange offer only if it will not violate applicable law or any applicable interpretation of the staff of the Commission and no injunction, order or decree has been issued which would prohibit, prevent or materially impair our ability to proceed with the exchange offer. See “The Exchange Offer—Conditions.”

Procedures for Tendering Old Notes Held in the Form of Book-Entry Interests

The old notes were issued as global securities in fully registered form without coupons. Beneficial interests in the old notes that are held by direct or indirect participants in The Depository Trust Company, or DTC, through certificateless depositary interests are shown on, and transfers of the old notes can be made only through, records maintained in book-entry form by DTC with respect to its participants.

If you are a holder of an old note held in the form of a book-entry interest and you wish to exchange your old note for a exchange note pursuant to the exchange offer, you must transmit to The Bank of New York, as exchange agent, on or prior to the expiration of the exchange offer a computer-generated message transmitted by means of DTC’s Automated Tender Offer Program system and forming a part of a confirmation of book-entry transfer in which you acknowledge and agree to be bound by the terms of the letter of transmittal.

The exchange agent must also receive on or prior to the expiration of the exchange offer either:

•	a timely confirmation of book-entry transfer of your old notes into the exchange agent’s account at DTC, in accordance with the procedure for book-entry transfers described in this prospectus under the heading “The Exchange Offer—Book-Entry Transfer;” or

•	the documents necessary for compliance with the guaranteed delivery procedures described below.

A letter of transmittal accompanies this prospectus. By delivering a computer-generated message through DTC’s Automated Tender Offer Program system, you will represent to us, among other things, that:

•	you are acquiring the exchange notes in the exchange offer in the ordinary course of your business;

•	you are not engaging in and do not intend to engage in a distribution of the exchange notes;

•	you do not have an arrangement or understanding with any person to participate in the distribution of the exchange notes; and

•	you are not our affiliate.

Procedures for Tendering Certificated Notes	No certificated notes are issued and outstanding as of the date of this prospectus. If you are a holder of book-entry interests in old notes,

you are entitled to receive, in limited circumstances, in exchange for your book-entry interests, certificated notes in principal amounts equal to your book-entry interests. See “Description of the Exchange Notes—Form of Exchange Notes.” If you acquire certificated old notes prior to the expiration of the exchange offer, you must tender your certificated old notes in accordance with the procedures described in “The Exchange Offer—Procedures for Tendering— Certificated Old Notes.”

Special Procedures for Beneficial Owners

If you are the beneficial owner of old notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you wish to tender your old notes, you should promptly contact the person in whose name your old notes are registered and instruct that person to tender on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your notes, either make appropriate arrangements to register ownership of the old notes in your name or obtain a properly completed bond power from the person in whose name your old notes are registered. The transfer of registered ownership may take considerable time. See “The Exchange Offer—Procedures for Tendering—Procedures Applicable to All Noteholders.”

Guaranteed Delivery Procedures

If you wish to tender your old notes and you cannot get the required documents to the exchange agent on time, you may tender your old notes in accordance with the guaranteed delivery procedures set forth in “The Exchange Offer—Procedures for Tendering—Guaranteed Delivery Procedures.”

Acceptance of Old Notes and Delivery of Registered Notes

Except under the circumstances summarized above under “Conditions to the Exchange Offer,” we will accept for exchange any and all old notes that are properly tendered in the exchange offer prior to 5:00 p.m., New York City time, on the expiration date for the exchange offer. The exchange notes to be issued to you in an exchange offer will be delivered promptly following the expiration of the exchange offer. See “The Exchange Offer—Terms of the Exchange Offer.”

Withdrawal

You may withdraw any tender of your old notes at any time prior to 5:00 p.m., New York City time, on the expiration of the exchange offer. We will return to you any old notes not accepted for exchange for any reason without expense to you as promptly as we can after the expiration or termination of the exchange offer.

Exchange Agent	The Bank of New York is serving as the exchange agent in connection with the exchange offer.

Consequences of Failure to Exchange	If you do not participate or properly tender your old notes in the exchange offer:

•	you will retain old notes that are not registered under the Securities Act and that will continue to be subject to restrictions on transfer that are described in the legend on the old notes;

•	you will not be able, except in very limited instances, to require us to register your old notes under the Securities Act;

•	you will not be able to offer to resell or transfer your old notes unless they are registered under the Securities Act or unless you offer to resell or transfer them pursuant to an exemption under the Securities Act; and

•	the trading market for your old notes will become more limited to the extent that other holders of old notes participate in the exchange offer.

Federal Income Tax Consequences

Your exchange of old notes for exchange notes in the exchange offer should not result in any gain or loss to you for U.S. federal income tax purposes. See “Certain United States Federal Income Tax Considerations.”

Summary of the Terms of the Exchange Notes

Issuer	CitiSteel USA, Inc.

Securities Offered	$172.0 million aggregate principal amount of Senior Secured Floating Rate Notes due 2010.

Maturity Date	September 1, 2010.

Interest

We pay interest on the notes at an annual rate equal to six-month LIBOR plus a margin of 7.500%. We pay interest on the notes semi-annually in cash, in arrears, on each March 1 and September 1, commencing on March 1, 2006.

Guarantees	The notes are unconditionally guaranteed on a senior secured basis by all of our existing and future domestic restricted subsidiaries.

Ranking

The notes are our senior secured obligations and rank senior in right of payment to all of our subordinated indebtedness and rank pari passu in right of payment with all of our existing and future senior indebtedness, including borrowings under our senior revolving credit facility. The guarantees rank senior in right of payment to any subordinated indebtedness of the guarantors and pari passu in right of payment with all existing and future senior indebtedness of the guarantors, including guarantees of borrowings under our senior revolving credit facility.

Security Interest

The notes and the related guarantees are secured by a lien on substantially all of our assets and the assets of our existing and future domestic restricted subsidiaries, including a pledge of the stock of our existing and future subsidiaries (provided that the pledge of voting stock of our existing and future foreign subsidiaries is limited to 65% of the voting stock of any foreign subsidiary directly owned by us or any guarantor). Pursuant to the terms of an intercreditor agreement, the security interest in certain of these assets is subordinated to a lien thereon that secures our senior revolving credit facility. See “Description of the Exchange Notes—Collateral.”

Optional Redemption	On or after September 1, 2006, we have the right to redeem some or all of the notes at the following redemption prices, plus accrued and unpaid interest, if any, to the date of redemption:

For the period below	Percentage
On or after September 1, 2006	103.0%
On or after September 1, 2007	102.0%
On or after September 1, 2008	101.0%
On or after September 1, 2009	100.0%

Change of Control Offer	If we experience a change of control, each holder of the notes has the right to require us to repurchase all or any part of its notes at an offer price in cash equal to 101% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase. See “Description of the Exchange Notes—Repurchase upon Change of Control.”

Asset Sale Proceeds

Upon certain asset sales, we may have to use the proceeds to offer to repurchase notes at an offer price in cash equal to 100% of their principal amount, plus accrued and unpaid interest, if any, to the date of purchase. See “Description of the Exchange Notes—Certain Covenants—Limitation on Asset Sales.”

Excess Cash Flow

Within 90 days after the end of each fiscal year in which our excess cash flow is $2.0 million or more, we must offer to repurchase a portion of the notes at a price in cash equal to 102% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, with 75% of our excess cash flow from the previous fiscal year, subject to the terms of our credit agreement. See “Description of the Exchange Notes—Excess Cash Flow Offer.”

Certain Indenture Covenants	The indenture governing the notes contains covenants that, among other things, limits our ability and the ability of our current subsidiary and future restricted subsidiaries to:

•	incur or guarantee additional indebtedness or issue certain preferred stock;

•	make certain investments or acquisitions;

•	pay dividends, redeem subordinated debt or make other restricted payments;

•	sell or issue capital stock of our current subsidiary and our future restricted subsidiaries;

•	transfer or sell assets;

•	incur dividend or other payment restrictions affecting our current subsidiary and future restricted subsidiaries;

•	create or incur liens on our assets;

•	enter into certain transactions with affiliates; and

•	merge, consolidate or transfer substantially all of our assets.

These covenants are subject to a number of important limitations and exceptions. See “Description of the Exchange Notes.”

No Listing	We do not intend to apply for listing of the exchange notes on any securities exchange or for quotation through the National Association of Securities Dealers Automated Quotation System.

Form of Notes	The notes will be represented by one or more global securities deposited with The Bank of New York for the benefit of DTC. You will not receive exchange notes in certificated form unless one of the events set forth under the heading “Description of the Exchange Notes—Form of Exchange Notes” occurs. Instead, beneficial interests in the exchange notes will be shown on, and transfer of these interests will be effected only through, records maintained in book-entry form by DTC with respect to its participants.

Use of Proceeds	We will not receive any cash proceeds upon completion of the exchange offer.

You should refer to the section entitled “Risk Factors” for an explanation of certain risks of participating or not participating in the exchange offer.

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA

CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table presents summary historical and unaudited pro forma consolidated financial and operating data. The summary historical consolidated summary statement of operations data for each of the two years ended December 31, 2003 and 2004 and for the periods from January 1 to June 9, 2005 and from June 10, 2005 to December 31, 2005 and the summary balance sheet data as of December 31, 2005 have been derived from and should be read together with, our audited consolidated financial statements and accompanying notes, included elsewhere in this prospectus.

The summary unaudited pro forma consolidated financial data for the year ended December 31, 2005 has been derived from, and should be read together with “Unaudited Pro Forma Financial Data,” included elsewhere in this prospectus. The pro forma data is based on currently available information and is not necessarily indicative of our financial position or results of operations that would have occurred had the Acquisition taken place on the dates indicated, nor is it indicative of future results.

In addition, you should read the following summary information in conjunction with “Selected Historical Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors.”

	Actual				Pro Forma
	Predecessor			Successor
	Year Ended December 31,
	2003	2004	January 1 to June 9, 2005	June 10 to December 31, 2005	Year Ended December 31, 2005
	(dollars in thousands, except for actual operating data)

Summary Statement of Operations Data:
Sales	$108,510	$239,556	$128,687	$149,683	$278,370
Cost of sales	109,075	167,029	78,762	114,136	191,773
Selling and administrative expenses	5,579	8,303	2,535	8,041	11,853
Income (loss) from operations	(6,144)	64,224	47,390	27,506	74,744
Net income (loss)	(6,748)	41,969	30,035	10,303	33,504

Actual Operating Data(1) :
Tons shipped	290,780	343,758	148,309	188,440	336,749
Sales per ton	$373	$697	$868	$794	$827

Other Financial Data:
Cash Flow From:
Operations	$(311)	$30,684	$34,931	$29,164
Investing Activities	(1,541)	(1,379)	(416)	(106,751)
Financing Activities	1,629	(19,911)	(9,267)	49,742

Total Cash Flow	$(223)	$9,394	$25,248	$(27,845)	$

EBITDA(2)	$(1,095)	$69,108	$49,206	$29,286	$78,153
Capital expenditures	1,572	1,638	416	5,926	6,342

Credit Ratios(4):
EBITDA(2) / Interest expense(3)	3.5 x
Net debt / EBITDA(3)	2.1x

As of December 31, 2005
(dollars in thousands)
Summary Balance Sheet Data:
Cash and cash equivalents	$7,320
Accounts receivable	38,745
Inventory	35,952
Net property, plant and equipment	14,615
Total assets	115,603
Total debt	170,452
Total stockholder’s equity (deficit)	(98,422)

(1)	While presented in the unaudited pro forma columns, the actual operating data presented requires no adjustments to be made to it for the Acquisition.
(2)	EBITDA, which we define as earnings before interest (income) expense, net, income tax (benefit) expense, depreciation and amortization, is not a measure of financial performance under GAAP. EBITDA does not represent and should not be considered as an alternative to net income, income from operations or any other performance measures derived in accordance with GAAP or as an alternative to net cash provided by operating activities as a measure of our profitability or liquidity. We believe, however, that EBITDA is a valuable measure of the operating performance of our business and can assist in comparing our performances on a consistent basis without regard to depreciation and amortization. Certain non-cash charges have not been added back to EBITDA, including a $14.0 million charge to cost of sales for the period from June 10, 2005 to December 31, 2005 to account for a non-recurring inventory adjustment related to the write-up of finished goods to fair value, as required under purchase accounting in connection with the Acquisition, and the subsequent charge to cost of sales for the portion of finished goods sold during the June 10 to December 31, 2005 period. Also not added back to EBITDA is a $1.5 million transaction fee expensed in the period from June 10, 2005 to December 31, 2005.

The following table sets forth a reconciliation of EBITDA from net income (loss), which management believes is the most nearly equivalent measure under GAAP for the periods indicated:

	Actual				Pro Forma
	Year Ended December 31,		January 1 to June 9, 2005	June 10 to December 31, 2005	Year Ended December 31, 2005
	2003	2004
Net income (loss)	$(6,748)	$41,969	$30,035	$10,303	$33,504
Interest (income) expense, net	897	521	(228)	11,618	21,916
Income tax (benefit) expense	(147)	21,881	17,583	5,686	19,425
Depreciation and amortization(a)	4,903	4,737	1,816	1,679	3,308

EBITDA	$(1,095)	$69,108	$49,206	$29,286	$78,153

(a)	Depreciation and amortization includes depreciation on fixed assets and amortization of intangible assets. Amortization of deferred financing costs is added back to net income as part of interest expense.
(3)	The ratios of EBITDA to interest expense and net debt to EBITDA are as adjusted for the issuance of the notes and are supplementary ratios used by investors to measure the leverage of a company relative to its performance. These ratios should be considered in addition to, but not as a substitute for, the ratio of earnings to fixed charges. Our definition of EBITDA may not be the same as other companies’ definitions. As a result, these ratios may not be comparable to similarly titled measures used by other companies. Net debt is defined as total debt, less unrestricted cash and cash equivalents.
(4)	Interest expense is calculated using 6-month LIBOR plus 750 basis points and includes amortization of deferred financing costs.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table presents consolidated summary historical consolidated financial data. The summary historical consolidated summary statement of operations for each of the two years ended December 31, 2003 and 2004 and the periods from January 1, 2005 to June 9, 2005 and June 10, 2005 to December 31, 2005 and the summary balance sheet data as of December 31, 2005 have been derived from, and should be read together with, our audited consolidated financial statements and the accompanying notes, included elsewhere in this prospectus. Data for the periods prior to June 10, 2005 is related to our Company prior to the Acquisition. All of the historical consolidated financial information should also be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Selected Historical Consolidated Financial and Operating Data.”

	Predecessor Company			Successor Company
	Year Ended December 31,		January 1, 2005 to June 9, 2005	June 10, 2005 to December 31, 2005
	2003	2004
Summary Statement of Operations Data:
Sales	$108,510	$239,556	$128,687	$149,683
Cost of sales	109,075	167,029	78,762	114,136
Selling, general and administrative expenses	5,579	8,303	2,535	8,041
Income (loss) from operations	(6,144)	64,224	47,390	27,506
Net income (loss)	(6,748)	41,969	30,035	10,303
Other Data:
Tons shipped	290,780	343,758	148,309	188,440
Sales per ton	$373	$697	$868	$794
Capital expenditures	$1,572	$1,638	$416	$5,926

				Successor Company
				As of December 31, 2005
Summary Balance Sheet Data:
Cash and cash equivalents				$7,320
Accounts receivable				38,745
Inventory				35,952
Net property, plant and equipment				14,615
Total assets				115,603
Total debt				170,452
Total stockholder’s (deficit)				(98,422)

RISK FACTORS

You should carefully consider the risks described below as well as the other information contained in this prospectus before tendering your notes in the exchange offer. The risks described below are not the only ones facing us. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business operations.

Risks Related to this Exchange Offer and Holding the Notes

There is no active trading market for the notes.

The old notes are not listed, and we do not intend to list the exchange notes, on any securities exchange or to seek approval for quotations through any automated quotation system. We do not anticipate that an active and liquid trading market for the notes will develop as a result of the exchange of the exchange notes for the old notes. For that reason we cannot assure you that:

•	a liquid market for the notes will develop;

•	you will be able to sell your notes;

•	you will receive any specific price upon any sale of the notes.

If a public market for the notes does develop, the notes could trade at prices that may be higher or lower than their principal amount or purchase price, depending on many factors, including prevailing interest rates, the market for similar notes and our financial performance.

You may have difficulty selling the old notes that you do not exchange in this exchange offer.

If you do not participate or properly tender your old notes in this exchange offer:

•	you will retain old notes that are not registered under the Securities Act and that will continue to be subject to restrictions on transfer that are described in the legend on the old notes;

•	you will not be able, except in very limited instances, to require us to register your old notes under the Securities Act;

•	you will not be able to offer to resell or transfer your old notes unless they are registered under the Securities Act or unless you offer to resell or transfer them pursuant to an exemption under the Securities Act; and

•	the trading market for your old notes will become more limited to the extent that other holders of old notes participate in the exchange offer.

If you do not properly tender your old notes, you will continue to hold unregistered old notes and be subject to the same limitations on your ability to transfer old notes.

We will only issue exchange notes in exchange for old notes that are timely received by the exchange agent together with all required documents, including a properly completed and signed letter of transmittal. Therefore, you should allow sufficient time to ensure timely delivery of the old notes and you should carefully follow the instructions on how to tender your old notes. Neither we nor the exchange agent are required to tell you of any defects or irregularities with respect to your tender of the old notes. If you are eligible to participate in the exchange offer and do not tender your old notes or if we do not accept your old notes because you did not tender your old notes properly, then, after we consummate the exchange offer, you will continue to hold old notes that are subject to the existing transfer restrictions and will no longer have any registration rights or be entitled to any additional interest with respect to the old notes. In addition:

•	if you tender your old notes for the purpose of participating in a distribution of the exchange notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the exchange notes; and

•	if you are a broker-dealer that receives exchange notes for your own account in exchange for old notes that you acquired as a result of market making activities or any other trading activities, you will be required to acknowledge that you will deliver a prospectus in connection with any resale of those exchange notes.

We have agreed that, for a period of 180 days after the exchange offer is consummated, we will make this prospectus available to any broker-dealer for use in connection with any resales of the exchange notes.

After the exchange offer is consummated, if you continue to hold any old notes, you may have difficulty selling them because there will be fewer old notes outstanding.

Our substantial level of indebtedness could adversely affect our financial condition and prevent us from fulfilling our obligations under the notes and otherwise adversely impact our business and growth prospects.

We have a substantial amount of debt totaling, as of December 31, 2005, approximately $172.0 million. In addition, we have the ability to borrow up to $20.0 million under our senior revolving credit facility, of which no amounts were outstanding as of December 31, 2005.

Our substantial level of indebtedness could have important consequences to you, including the following:

•	it may make it difficult for us to satisfy our obligations under the notes, our other indebtedness and contractual and commercial commitments;

•	we must use a substantial portion of our cash flow from operations to pay interest on the notes and our other indebtedness, which will reduce the funds available to us for other purposes;

•	our ability to obtain additional debt financing in the future for working capital, capital expenditures, acquisitions or general corporate purposes may be limited;

•	our flexibility in reacting to changes in the industry may be limited and we could be more vulnerable to adverse changes in our business or economic conditions in general; and

•	we may be at a competitive disadvantage to those of our competitors who operate on a less leveraged basis.

Furthermore, the notes and all of our borrowings under our senior revolving credit facility bear interest at variable rates. If these rates were to increase significantly, our ability to borrow additional funds may be reduced, our interest expense would significantly increase, and the risks related to our substantial indebtedness would intensify. See “Description of Senior Revolving Credit Facility.”

In addition, the indenture governing the notes and the credit agreement governing our senior revolving credit facility contain various restrictive covenants (including, in the case of our senior revolving credit facility, certain financial covenants). The covenants limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with these covenants would result in an event of default which, if not cured or waived, could result in the acceleration of all of our indebtedness, and have a material adverse effect on our liquidity, financial condition and results of operations.

Despite our substantial level of indebtedness, we may still incur significantly more debt, which could exacerbate any or all of the risks described above.

We may be able to incur substantial additional indebtedness in the future. Although the credit agreement governing our senior revolving credit facility and the indenture governing the notes limit our ability and the ability of our restricted subsidiaries to incur additional indebtedness, these restrictions are subject to a number of qualifications and exceptions and, under certain circumstances, debt incurred in compliance with these restrictions could be substantial. For example, as of December 31, 2005, on an as adjusted basis, approximately $20.0 million would have been available for additional borrowings under our senior revolving credit facility. In addition, the indenture governing the notes and the credit agreement governing our senior revolving credit facility will not prevent us from incurring obligations that do not constitute indebtedness. See “Description of the Exchange Notes” and “Description of Senior Revolving Credit Facility.” To the extent that we incur additional indebtedness or such other obligations, the risks associated with our substantial leverage described above, including our possible inability to service our debt, would increase.

We may not be able to generate sufficient cash flow to meet our debt service and other obligations due to events beyond our control.

As a result of the issuance of the notes, our interest expense has increased compared to prior years. Our ability to generate cash flows from operations and to make scheduled payments on our indebtedness, including the notes, will depend on our future financial performance. Our future performance will be affected by a range of economic, competitive, legislative, operating and other business factors, many of which we cannot control, such as general economic and financial conditions in our industry or the economy at large. A significant reduction in operating cash flows resulting from changes in economic conditions, increased competition, or other events could increase the need for additional or alternative sources of liquidity and could have a material adverse effect on our business, financial condition, results of operations and prospects and our ability to service our debt, including the notes, and other obligations. If we are unable to service our indebtedness, we will be forced to adopt an alternative strategy that may include actions such as reducing or delaying acquisitions and capital expenditures, selling assets, restructuring or refinancing our indebtedness or seeking equity capital. We cannot assure you that any of these alternative strategies could be effected on satisfactory terms, if at all, or that they would yield sufficient funds to make required payments on the notes and our other indebtedness. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

We urge you to consider the information under “Capitalization,” “Prospectus Summary—Summary Historical and Unaudited Pro Forma Consolidated Financial and Operating Data,” “Description of the Exchange Notes” and “Description of Senior Revolving Credit Facility” for more information on these matters.

The collateral securing the notes may be insufficient or unavailable in the event of a default.

No appraisal of the value of the collateral securing the notes has been made in connection with the issuance of the notes and the value of the collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. Consequently, we cannot assure you that liquidating the collateral securing the notes would produce proceeds in an amount sufficient to pay any amounts due under the notes. We also cannot assure you that the fair market value of the collateral securing the notes would be sufficient to pay any amounts due under the notes following their acceleration. By its nature, the collateral will be illiquid and may have no readily ascertainable market value. Accordingly, there can be no assurance that the collateral securing the notes can be sold in a short period of time or that the proceeds obtained therefrom will be sufficient to pay all amounts owing to the holders of the notes.

To the extent that third parties enjoy prior liens (including the lenders under our senior revolving credit facility with respect to certain of our assets) such third parties may have rights and remedies with respect to the property subject to such liens that, if exercised, could adversely affect the value of the collateral. Additionally, the terms of the indenture will allow us to issue additional notes in certain circumstances. The indenture will not require that we maintain the current level of collateral or maintain a specific ratio of indebtedness to asset values. Any additional notes issued pursuant to the indenture will rank pari passu to the notes and be entitled to the same rights and priority with respect to the collateral. Thus, the issuance of additional notes pursuant to the indenture may have the effect of significantly diluting your ability to recover payment in full from the then existing pool of collateral. Releases of collateral from the liens securing the notes are permitted under some circumstances. See “Description of the Exchange Notes—Collateral.”

The lien-ranking provisions set forth in the intercreditor agreement relating to the indenture governing the notes limit the rights of the holders of the notes with respect to the assets that also secure our senior revolving credit facility.

The rights of the holders of the notes with respect to the collateral consisting of the assets that secure our senior revolving credit facility are limited pursuant to the terms of the intercreditor agreement with the administrative agent and the lenders under our senior revolving credit facility. Under the intercreditor agreement, if our senior revolving credit facility or our obligations thereunder are outstanding, any actions that may be taken in respect of such collateral, including the ability to cause the commencement of enforcement proceedings against such collateral and to control the conduct of such proceedings, are limited and, in certain cases, may only be taken at the direction of the administrative agent or the lenders under our senior revolving credit facility, and the collateral agent, on behalf of itself, the trustee and the holders of the notes, will not have the ability to control or direct such actions, even if the rights of the holders of the notes are or may be adversely affected.

The ability of the collateral agent to foreclose on the collateral may be limited pursuant to bankruptcy laws.

The right of the collateral agent, as a secured party under the collateral documents for the benefit of itself, the trustee and the holders of the notes, to foreclose upon and sell the collateral upon the occurrence of a payment default is likely to be significantly impaired by applicable bankruptcy laws, including the automatic stay provision contained in Section 362 of the Bankruptcy Code. Under applicable federal bankruptcy laws, a secured creditor is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from such a debtor, without bankruptcy court approval. Moreover, applicable federal bankruptcy laws generally permit a debtor to continue to retain and use collateral even though that debtor is in default under the applicable debt instruments so long as the secured creditor is afforded “adequate protection” of its interest in the collateral. Although the precise meaning of the term “adequate protection” may vary according to circumstances, it is intended in general to protect a secured creditor against any diminution in the value of the creditor’s interest in its collateral. Accordingly, the bankruptcy court may find that a secured creditor is “adequately protected” if, for example, the debtor makes certain cash payments or grants the creditor liens on additional or replacement collateral as security for any diminution in the value of the collateral occurring for any reason during the pendency of the bankruptcy case.

In view of the lack of a precise definition of the term “adequate protection” and the broad discretionary powers of a bankruptcy court, we cannot predict whether payments under the notes would be made following commencement of, and during the pendency of, a bankruptcy case, whether or when the collateral agent could foreclose upon or sell the collateral or whether or to what extent holders of notes would be compensated for any delay in payment or loss of value of the collateral. Furthermore, if a bankruptcy court determines that the value of the collateral is not sufficient to repay all amounts due on the notes, holders of notes would hold “under-secured claims.” Applicable federal bankruptcy laws do not permit the payment or accrual of interest, costs and attorney’s fees for “under-secured claims” during a debtor’s bankruptcy case.

None of our future foreign subsidiaries or unrestricted domestic subsidiaries, if any, will guarantee the notes. If any of our future foreign subsidiaries or unrestricted domestic subsidiaries, if any, becomes insolvent, liquidates, reorganizes, dissolves or otherwise winds up, holders of its indebtedness and its trade creditors generally will be entitled to payment on their claims from the assets of such subsidiary before any of those assets would be made available to us. Consequently, your claims in respect of the notes effectively would be subordinated to all of the existing and future liabilities of our future foreign subsidiaries and our unrestricted domestic subsidiaries, if any. In addition, because a portion of the collateral may in the future consist of pledges of a portion of the stock of our foreign subsidiaries, the validity of those pledges under local law, if applicable, and the ability of the holders of the notes to realize upon that collateral under local law, to the extent applicable, may be limited by such local law, which limitations may or may not affect such liens.

Finally, the collateral agent’s ability to foreclose on the collateral on your behalf may be subject to lack of perfection, the consent of third parties, prior liens (as discussed above) and practical problems associated with the realization of the collateral agent’s security interest in the collateral.

The indenture governing the notes and the credit agreement governing our senior revolving credit facility impose significant operating and financial restrictions on us that may prevent us from pursuing certain business opportunities and restrict our ability to operate our business.

The indenture governing the notes and the credit agreement governing our senior revolving credit facility contain covenants that restrict our ability and the ability of our restricted subsidiaries to take various actions, such as:

•	incurring or generating additional indebtedness or issuing certain preferred stock;

•	making certain investments or acquisitions;

•	paying dividends on our capital stock or redeeming, repurchasing or retiring our capital stock or subordinated indebtedness or making other restricted payments;

•	selling or issuing capital stock of our current subsidiary and our future restricted subsidiaries;

•	entering into certain transactions with affiliates;

•	creating or incurring liens on our assets;

•	transferring or selling assets;

•	incurring dividend or other payment restrictions affecting certain of our existing and future subsidiaries; and

•	consummating a merger, consolidation or sale of all or substantially all of our assets.

In addition, the credit agreement governing our senior revolving credit facility includes other and more restrictive covenants including those that restrict our ability to prepay our other indebtedness, including the notes, while borrowings under our senior revolving credit facility remain outstanding. The credit agreement governing our senior revolving credit facility also requires us to achieve specified financial and operating results and maintain compliance with specified financial ratios. Our ability to comply with these ratios may be affected by events beyond our control.

The restrictions contained in the indenture governing the notes and the credit agreement governing our senior revolving credit facility could:

•	limit our ability to plan for or react to market conditions or meet capital needs or otherwise restrict our activities or business plans; and

•	adversely affect our ability to finance our operations, strategic acquisitions, investments or alliances or other capital needs or to engage in other business activities that would be in our interest.

A breach of any of the restrictive covenants or our inability to comply with the required financial ratios could result in a default under the credit agreement governing our senior revolving credit facility.

If a default occurs, the lenders under our senior revolving credit facility may elect to:

•	declare all borrowings outstanding thereunder, together with accrued interest and other fees, to be immediately due and payable; or

•	prevent us from making payments on the notes,

either of which would result in an event of default under the indenture governing the notes and could result in a cross default under our other debt instruments. The lenders would also have the right in these circumstances to terminate any commitments they have to provide us with further borrowings. If the borrowings under our senior revolving credit facility and the notes were to be accelerated, we cannot assure you that we would be able to repay in full the notes. See “Description of the Exchange Notes—Collateral,” “Description of the Exchange Notes—Certain Covenants.”

We may not have the ability to raise the funds necessary to finance any change of control offer required by the indenture governing the notes.

Upon the occurrence of a “change of control,” as defined in the indenture governing the notes, we are required to offer to repurchase all outstanding notes at a price equal to 101% of the principal amount of the notes, together with accrued and unpaid interest, if any, and liquidated damages, if any, to the date of repurchase.

However, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of the notes or that restrictions in the credit agreement governing our senior revolving credit facility will not allow such repurchases. If the indebtedness under our senior revolving credit facility is not paid, the lenders thereunder may seek to enforce security interests in the collateral securing such indebtedness thereby limiting our ability to raise cash to purchase the notes and reducing the practical benefit of the offer to purchase provisions of the notes. See “Description of the Exchange Notes—Repurchase upon Change of Control” and “Description of Senior Revolving Credit Facility.”

One of the circumstances under which a change of control may occur is upon the sale or disposition of all or substantially all of our capital stock or assets. However, the phrase “all or substantially all” will likely be interpreted under applicable state law and will be dependent upon particular facts and circumstances. As a result, there may be a degree of uncertainty in ascertaining whether a sale or disposition of “all or substantially all” of our capital stock or assets has occurred, in which case, the ability of a holder of the notes to obtain the benefit of an offer to repurchase all or a portion of the notes held by such holder may be impaired.

The purchase requirements contained in our debt instruments could also delay or make it harder for others to effect a change of control. However, certain other corporate events, such as a leveraged recapitalization that would increase our level of indebtedness, would not necessarily constitute a change of control under the indenture governing the notes. Upon the occurrence of a change of control we could seek to refinance the indebtedness under our senior revolving credit facility and the notes, obtain a waiver from the lenders and the holders of the notes or seek third party financing to repurchase the notes. We cannot assure you, however, that we would be able to obtain waivers or refinance our indebtedness or secure third party financing on commercially reasonable terms, if at all. See “Description of Senior Revolving Credit Facility” and “Description of the Exchange Notes—Repurchase upon Change of Control.”

A court could cancel the notes or the guarantees of our current subsidiary and our future restricted subsidiaries and security interests under fraudulent conveyance laws or certain other circumstances.

Our issuance of the notes and the issuance of the guarantees by our existing subsidiary and certain of our future domestic restricted subsidiaries may be subject to review under federal or state fraudulent transfer or similar laws.

All of our existing and future domestic restricted subsidiaries will guarantee the notes and provide assets as security for such guarantees. If we, or any of our restricted subsidiaries become a debtor in a case under the Bankruptcy Code or encounter other financial difficulty, under federal or state laws governing fraudulent conveyance, renewable transactions or preferential payments, a court in the relevant jurisdiction might avoid or cancel its guarantee and/or the liens created by the security interest. The court might do so if it found that, when the subsidiary entered into its guarantee and security arrangement or, in some states, when payments become due thereunder, (a) it received less than reasonably equivalent value or fair consideration for such guarantee and/or security arrangement and (b) either (i) was or was rendered insolvent, (ii) was left with inadequate capital to conduct its business, (iii) or believed or should have believed that it would incur debts beyond its ability to pay. The court might also avoid such guarantee and/or security arrangement, without regard to the above factors, if it found that the subsidiary entered into its guarantee and/or security arrangement with actual or deemed intent to hinder, delay, or defraud our creditors.

Similarly, if we become a debtor in a case under the Bankruptcy Code or encounter other financial difficulty, a court might cancel our obligations under the notes, if it found that when we issued the notes (or in some jurisdictions, when payments become due under the notes), factors (a) and (b) above applied to us, or if it found that we issued the notes with actual intent to hinder, delay or defraud our creditors.

A court would likely find that a subsidiary did not receive reasonably equivalent value or fair consideration for its guarantee and/or security arrangement unless it benefited directly or indirectly from the issuance of the notes. If a court avoided such guarantee and/or security arrangement, holders of the notes would no longer have a claim against such subsidiary. In addition, the court might direct holders of the notes to repay any amounts already received from such subsidiary. If the court were to avoid any guarantee and/or security arrangement, we cannot assure you that funds would be available to pay the notes from another subsidiary or from any other source.

The indenture will state that the liability of each subsidiary on its guarantee and security arrangement is limited to the maximum amount that the subsidiary can incur without risk that the guarantee or security arrangement will be subject to avoidance as a fraudulent conveyance. This limitation may not protect the guarantees and/or security arrangements from a fraudulent conveyance attack or, if it does, the guarantees and/or security arrangements may not be in amounts sufficient, if necessary, to pay obligations under the notes when due.

There is no established trading market for the notes, and you may not be able to sell them quickly or at the price you paid.

The notes are a new issue of securities and there is no established trading market for the notes. We do not intend to apply for the exchange notes to be listed on any security exchange or to arrange for quotation on any automated dealer quotation systems, however, we expect that the notes will be eligible for trading in PORTAL by qualified institutional buyers. The initial purchaser has advised us that it intends to make a market in the notes, but it is not obligated to do so and may discontinue any market making in the notes at any time, in its sole discretion. You may not be able to sell your notes at a particular time or at favorable prices. As a result, we cannot assure you as to the liquidity of any trading market for the notes or, in the case of any holders of the notes that do not exchange them, the trading market for the notes following the offer to exchange the notes for exchange notes. As a result, you may be required to bear the financial risk of your investment in the notes indefinitely.

The trading price of the notes may be volatile.

Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the notes. Any such disruptions could adversely affect the prices at which you may sell your notes. In addition the notes may trade at a discount from the initial offering price of the notes, depending on the prevailing interest rates, the market for similar notes, our performance and other factors, many of which are beyond our control.

Risks Related to Our Business and Industry

In the recent past, imports of steel into the United States have adversely affected, and may again adversely affect, U.S. steel prices, which would impact our sales, margins and profitability.

Excessive imports of steel into the United States have in recent years exerted, and may again in the future, exert downward pressure on U.S. steel prices and significantly reduce our sales, margins and profitability. According to the American Iron and Steel Institute, imports of steel into the United States (excluding semi-finished products) constituted 20.1%, 15.0%, and 13.5% of the domestic steel market supply for 2004, 2003 and 2002, respectively.

U.S. steel producers compete with many foreign producers. Competition from foreign producers is typically strong and periodically exacerbated by weakening of the economies of certain foreign steelmaking countries, while also being further intensified during periods when the U.S. dollar is strong relative to foreign currencies. Economic difficulties in these countries or a reduction in demand for steel produced by these countries tends to encourage greater steel exports to the United States at depressed prices.

In addition, we believe the downward pressure on, and periodically depressed levels of U.S. steel prices in some recent years have been further exacerbated by imports of steel involving dumping and subsidy abuses by foreign steel producers. Some foreign steel producers are owned, controlled or subsidized by foreign governments. As a result, decisions by these producers with respect to their production, sales and pricing are often influenced to a greater degree by political and economic policy considerations than by prevailing market conditions, realities of the marketplace or consideration of profit or loss. For example, between 1998 and 2001, when imports of hot-rolled and cold-rolled products increased dramatically, domestic steel producers were adversely affected by unfairly priced or “dumped” imported steel. Even though various protective actions taken by the U.S. government during 2001, including the enactment of various steel import quotas and tariffs, resulted in an abatement of some steel imports during 2002 and 2003, these protective measures were only temporary. Many foreign steel manufacturers were granted exemptions from the application of these measures and President Bush, in December 2003, rescinded a substantial part of these protective measures, the so-called Section 201 tariffs, as a result of a November 10, 2003 World Trade Organization ruling declaring that the tariffs on hot-rolled and cold-rolled finished steel imports violated global trade rules, and as a result of economic and political pressures from foreign governments, including threats of retaliatory tariffs on U.S. exports. Moreover, there are products and countries that were not covered by these protective measures, and imports of these exempt products or of products from these countries may have an additional adverse effect upon our revenues and income. In any event, when any of these remaining measures expire or if they are further relaxed or repealed, or if increasingly higher U.S. steel prices enable foreign steelmakers to export their steel products into the United States, even with the presence of duties or tariffs, the resurgence of substantial imports of foreign steel could again create downward pressure on U.S. steel prices.

Excess global capacity and the availability of competitive substitute materials have, at times, resulted in intense competition and may, in the future, cause downward pressure on prices.

Competition within the steel industry, both domestic and worldwide, is intense and is expected to remain so. We compete primarily on the basis of price, quality and the ability to meet customers’ product needs and delivery schedules. The highly competitive nature of the steel industry periodically exerts downward pressure on prices for our products. In the case of certain product applications, we and other steel manufacturers compete with manufacturers of other materials, including plastic, aluminum, graphite composites, ceramics, glass, wood and concrete. The global steel industry is generally characterized by overcapacity, which can have a negative impact on domestic steel prices. This overcapacity has sometimes resulted in high levels of steel imports into the United States exerting downward pressure on domestic steel prices and resulting in, at times, a dramatic reduction in, or in the case of many steel producers, the elimination of, gross margins.

Our level of production and our sales and earnings are subject to significant fluctuations as a result of the cyclical nature of the steel industry and the industries we serve.

The price of steel and steel products may fluctuate significantly due to many factors beyond our control. This fluctuation directly affects the levels of our production and our sales and earnings. The steel industry is highly cyclical, influenced by a combination of factors, including periods of economic growth or recession, strength or weakness of the U.S. dollar, worldwide production capacity, levels of steel imports and applicable tariffs, as well as general economic conditions and the condition of certain other industries. The demand for steel products is generally affected by macroeconomic fluctuations in the United States and global economies in which steel companies sell their products. Future economic downturns, stagnant economies or currency fluctuations in the United States or globally could decrease the demand for our products or increase the amount of imports of steel into the United States either of which would decrease our sales, margins and profitability.

In addition, a disruption or downturn in the construction, oil and gas, durable goods, agricultural, commercial equipment, rail transportation, automotive and appliance industries could negatively impact our financial condition, production, sales, margins and earnings. We are also particularly sensitive to trends and events, including strikes and labor unrest, that may impact these industries. These industries are significant markets for our products and are themselves highly cyclical.

A decrease in the global demand for steel, particularly from China, could have a material adverse effect on global steel pricing and could result in increased steel exports into the United States, which may negatively impact our sales, margins and profitability.

A significant factor in the worldwide strengthening of steel pricing over the past several years has been the explosive growth in Chinese steel consumption, which has vastly outpaced that country’s manufacturing capacity to produce its own steel needs. This has resulted in China becoming a net importer of steel products, as well as a net importer of raw materials and supplies required in the steel manufacturing process. A combination of a slowdown in China’s economic growth rate and its consumption of steel, coupled with its own expansion of steelmaking capacity, could result in a substantial weakening of both domestic and global steel demand and steel pricing. Should Chinese demand weaken, China might not only become a net exporter of steel but many Asian and European steel producers whose steel output currently feeds China’s steel import needs could find their way into the domestic market, through increased steel imports, thus causing an erosion of margins and a reduction in pricing.

Any decrease in the availability, or increase in the cost, of scrap, other raw materials and energy could materially reduce our earnings.

Our operation depends heavily on the availability of various raw materials and energy resources, including scrap metal, natural gas, electricity, and alloys. The availability of raw materials and energy resources may decrease and their prices are likely to be volatile as a result of, among other things, changes in overall supply and demand levels and new laws or regulations. Disruption in the supply of our raw materials or energy resources could temporarily impair our ability to manufacture some of our products or require us to pay higher prices in order to obtain these raw materials or energy resources from other sources. If our raw material or energy costs increase, we may not be able to pass these higher costs on to our customers in full or at all. Any increase in the prices for raw materials or energy resources could materially increase our costs and lower our earnings.

Our principal raw material is scrap metal derived primarily from junked automobiles, industrial scrap, railroad cars, railroad track materials and demolition scrap from obsolete structures, containers and machines. The prices for scrap are subject to market forces largely beyond our control, including demand by U.S. and international steel producers, freight costs and speculation. The prices for scrap have varied significantly, may vary significantly in the future and do not necessarily fluctuate in tandem with the price of steel. Since the latter part of 2003 through the present, the price of scrap has risen sharply, largely as a result of foreign scrap demand (particularly from China). If we are unable to pass on the cost of higher scrap prices to our customers we will be less profitable. We may not be able to adjust our product prices, especially in the short term, to recover the costs of increases in scrap prices. Moreover, some integrated steel producers are not as dependant as we are on scrap as a part of their raw material melt mix, which, during periods of high scrap costs relative to the cost of blast furnace iron used by the integrated producers, gives them a raw material cost advantage over mini-mills.

Natural gas and electric power are the primary energy resources used at our facilities. Prices for natural gas and electricity have fluctuated in recent years. We do not have a long-term supply contract for electricity. Although we continue to evaluate our energy costs and consider ways to factor energy costs into our pricing, energy prices may increase further, which could adversely affect our production costs, competitive position and results of operations. A substantial and prolonged increase in energy costs could have an adverse effect on our margins, earnings and cash flow.

Fluctuations in the relative value of the U.S. dollar and foreign currencies may negatively impact our sales, margins and profitability.

The value of the U.S. dollar against foreign currencies has been generally in decline since 2001. This weakness in the U.S. dollar has contributed to a decrease in foreign steel imports, which has decreased competition for U.S. steel manufacturers and helped to sustain or increase domestic steel prices. If the value of the U.S. dollar strengthens against foreign currencies, steel imports to the United States may increase and put downward pressure on steel prices, which may adversely affect our sales, margins and profitability.

Environmental regulation imposes substantial costs and limitations on our operations.

The risks of substantial costs and liabilities related to compliance with environmental laws and regulations are an inherent part of our business. We are subject to various federal, state and local environmental, health and safety laws and regulations concerning such issues as air emissions, wastewater discharges, solid and hazardous waste handling and disposal, and the investigation and remediation of contamination. These laws and regulations are increasingly stringent. It is possible that future conditions may create substantial environmental compliance or remediation liabilities and costs. For example, our steelmaking operations produce certain waste products, such as electric arc furnace dust, which are classified as hazardous waste and must be properly disposed of under applicable environmental laws. These laws can impose clean-up liability on generators of hazardous waste and other substances that are disposed of either on or off-site, regardless of fault or the legality of the disposal activities. Other laws may require us to investigate and remediate contamination at our properties, including contamination that was caused in whole or in part by previous owners of our properties. While we believe that we can comply with environmental legislation and regulatory requirements and that the costs of doing so have been included within our budgeted cost estimates, it is possible that such compliance will prove to be more limiting to our operations and more costly than anticipated. In addition to potential clean-up liability, we may become subject to substantial monetary fines and penalties for violation of applicable laws, regulations or administrative orders.

Forward-looking information presented in this prospectus may not be accurate.

The forward-looking information we have included in this prospectus is based upon a number of assumptions, estimates and information that we believe are reliable today, including, but not limited to, the stability of the current market, volume increases, increased sales of our products, success of our cost saving and capacity expansion initiatives and cost stability. However, this information and our assumptions and estimates each are inherently subject to significant business, economic and competitive uncertainties, including the risks and uncertainties described in the “Risk Factors” section of this prospectus, many of which are beyond our control.

The amounts used in forward-looking information are based on assumptions and estimates that management believes are reasonable, but this forward-looking information is necessarily speculative in nature, and you should expect that some or all of the assumptions will not materialize. Actual results will probably vary from the projected amounts and any variations may be material. Consequently, the inclusion of forward-looking information in this prospectus should not be regarded as a representation by us or any other person that the results will actually be achieved. Moreover, we do not intend to update or otherwise revise this forward-looking information to reflect events or circumstances after the date of this prospectus or to reflect the occurrence of unanticipated events. You are cautioned not to place undue reliance on forward-looking information.

Work stoppages at our facilities could seriously impact the profitability of our business.

Work stoppage or other slowdown could significantly disrupt our operations, which could have a material adverse effect on our future operating results and financial condition.

Unexpected equipment failures may lead to production curtailments or shutdowns.

Our manufacturing processes are dependent upon critical pieces of steelmaking equipment, which may, on occasion, be out of service as a result of unanticipated failures. We have experienced and may in the future experience material plant shutdowns or periods of reduced production as a result of such equipment failures. Interruptions in our production capabilities will inevitably increase our production costs, and reduce our sales and earnings for the affected period. In addition to equipment failures, our facilities are subject to the risk of catastrophic loss due to unanticipated events such as fires, explosions or violent weather conditions. Moreover, any interruption in production capability may require us to make significant capital expenditures to remedy the problem, which could have a negative effect on our profitability and cash flows. We may also sustain revenue losses in excess of any recoveries we make under any applicable business interruption insurance coverages we may have. In addition to such revenue losses, longer-term business disruption could result in a loss of customers, which could adversely affect our business, results of operations and financial condition.

Loss of key individuals could disrupt our operations and harm our business.

Our success depends, in part, on the efforts of certain key individuals, including the members of our senior management team. Although we do not anticipate that we will have to replace any of these individuals in the near future, the loss of the services of any of our key employees could disrupt our operations and have a material adverse effect on our business.

THE EXCHANGE OFFER

Purpose and Effect

We issued the old notes in a private placement on August 25, 2005. The old notes were, and the exchange notes will be, issued under the Indenture, dated August 25, 2005, between us and The Bank of New York, as trustee. In connection with the private placement, we entered into a registration rights agreement, which requires that we file this registration statement under the Securities Act with respect to the exchange notes to be issued in the exchange offer and, upon the effectiveness of this registration statement, offer to you the opportunity to exchange your old notes for a like principal amount of exchange notes. The exchange notes will be issued without a restrictive legend and, except as set forth below, you may reoffer and resell them without registration under the Securities Act. After we complete the exchange offer, our obligation to register the exchange of exchange notes for old notes will terminate. A copy of the registration rights agreement has been filed as an exhibit to the registration statement of which this prospectus is a part.

Based on an interpretation by the staff of the Commission set forth in no-action letters issued to third parties, if you are not our “affiliate” within the meaning of Rule 405 under the Securities Act or a broker-dealer referred to in the next paragraph, we believe that you may reoffer, resell or otherwise transfer the exchange notes issued to you in the exchange offer without compliance with the registration and prospectus delivery requirements of the Securities Act. This interpretation, however, is based on your representation to us that:

•	the exchange notes to be issued to you in the exchange offer are acquired in the ordinary course of your business;

•	you are not engaging in and do not intend to engage in a distribution of the exchange notes to be issued to you in the exchange offer; and

•	you have no arrangement or understanding with any person to participate in the distribution of the exchange notes to be issued to you in the exchange offer.

If you tender old notes in the exchange offer for the purpose of participating in a distribution of the exchange notes to be issued to you in the exchange offer, you cannot rely on this interpretation by the staff of the Commission. Under those circumstances, you must comply with the registration and prospectus delivery requirements of the Securities Act in order to reoffer, resell or otherwise transfer your exchange notes. Each broker-dealer that receives exchange notes in the exchange offer for its own account in exchange for old notes that were acquired by the broker-dealer as a result of market-making activities or other trading activities must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of those exchange notes. See “Plan of Distribution.”

If you will not receive freely tradable exchange notes in the exchange offer or are not eligible to participate in the exchange offer, you can elect, by indicating on the letter of transmittal and providing certain additional necessary information, to have your old notes registered on a “shelf” registration statement pursuant to Rule 415 under the Securities Act. In the event that we are obligated to file a shelf registration statement, we will be required to keep the shelf registration statement effective for a period of two years following the date of original issuance of the old notes or such shorter period that will terminate when all of the old notes covered by the shelf registration statement have been sold pursuant to the shelf registration statement. Other than as set forth in this paragraph, you will not have the right to require us to register your old notes under the Securities Act. See “—Procedures for Tendering” below.

Consequences of Failure to Exchange

If you do not participate or properly tender your old notes in this exchange offer:

•	you will retain old notes that are not registered under the Securities Act and that will continue to be subject to restrictions on transfer that are described in the legend on the old notes;

•	you will not be able to require us to register your old notes under the Securities Act unless, as set forth above, you do not receive freely tradable exchange notes in the exchange offer or are not eligible to participate in the exchange offer, and we are obligated to file a shelf registration statement;

•	you will not be able to offer to resell or transfer your old notes unless they are registered under the Securities Act or unless you offer to resell or transfer them pursuant to an exemption under the Securities Act; and

•	the trading market for your old notes will become more limited to the extent that other holders of old notes participate in the exchange offer.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letters of transmittal, we will accept any and all old notes validly tendered and not withdrawn prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer. We will issue $1,000 principal amount of the exchange notes in exchange for each $1,000 principal amount of the old notes accepted in the exchange offer. You may tender some or all of your old notes pursuant to the exchange offer; however, old notes may be tendered only in integral multiples of $1,000 in principal amount.

The forms and terms of the exchange notes are substantially the same as the forms and terms of the old notes, except that the exchange notes have been registered under the Securities Act and will not bear legends restricting their transfer. The exchange notes will be issued pursuant to, and entitled to the benefits of, the indenture that governs the old notes. The exchange notes, any remaining old notes and any additional notes issued under the indenture will be deemed one class of notes under the indenture.

As of the date of this prospectus, $172 million in aggregate principal amount of the old notes are outstanding. This prospectus, together with the letter of transmittal, is being sent to all registered holders of old notes and to others believed to have beneficial interests in the old notes. You do not have any appraisal or dissenters’ rights in connection with the exchange offer under Delaware law or the indenture.

We will be deemed to have accepted validly tendered old notes if and when we have given oral or written notice of our acceptance to The Bank of New York, the exchange agent for the exchange offer. The exchange agent will act as our agent for the purpose of receiving from us the exchange notes for the tendering noteholders. If we do not accept any tendered old notes because of an invalid tender, the occurrence of certain other events set forth in this prospectus, or otherwise, we will return certificates for any unaccepted old notes, without expense, to the tendering noteholder as promptly as practicable after the expiration date of the exchange offer.

You will not be required to pay brokerage commissions or fees or, except as set forth below under “—Transfer Taxes,” transfer taxes with respect to the exchange of your old notes in the exchange offer. We will pay all charges and expenses, other than certain applicable taxes, in connection with the exchange offer. See “—Fees and Expenses” below.

Expiration Date; Amendment

The exchange offer will expire at 5:00 p.m., New York City time, on                 , 2006, unless we determine, in our sole discretion, to extend the exchange offer, in which case it will expire at the later date and time to which it is extended. We do not intend to extend the exchange offer, however, although we reserve the right to do so. If we extend the exchange offer, we will give oral or written notice of the extension to the exchange agent and give each registered holder of old notes notice by means of a press release or other public announcement of any extension prior to 9:00 a.m., New York City time, on the next business day after the scheduled expiration date.

We also reserve the right, in our sole discretion,

•	to accept tendered notes upon the expiration of the tender offer, and extend the exchange offer with respect to untendered notes;

•	to delay accepting any old notes or, if any of the conditions set forth below under “—Conditions” have not been satisfied or waived, to terminate the exchange offer by giving oral or written notice of such delay or termination to the exchange agent; or

•	to amend the terms of the exchange offer in any manner by complying with Rule 14e-l(d) under the Exchange Act to the extent that rule applies.

We will notify you as promptly as we can of any extension, termination or amendment. In addition, we acknowledge and undertake to comply with the provisions of Rule 14e-l(c) under the Exchange Act, which requires us to pay the consideration offered, or return the old notes surrendered for exchange, promptly after the termination or withdrawal of the exchange offer.

Procedures for Tendering

Only a holder of old notes may tender the old notes in the exchange offer. Except as set forth under “—Book-Entry Transfer,” to tender in the exchange offer a holder must complete, sign and date the letter of transmittal, or a copy of the letter of transmittal, have the signatures on the letter of transmittal guaranteed if required by the letter of transmittal and mail or otherwise deliver the letter of transmittal or copy to The Bank of New York, as the exchange agent, prior to the expiration date. In addition:

•	the certificates representing your old notes must be received by the exchange agent prior to the expiration date;

•	a timely confirmation of book-entry transfer of such notes into the exchange agent’s account at The Depository Trust Company, or DTC, pursuant to the procedure for book-entry transfers described below under “—Book-Entry Transfer” must be received by the exchange agent prior to the expiration date; or

•	you must comply with the guaranteed delivery procedures described below.

If you hold old notes through a broker, dealer, commercial bank, trust company or other nominee and you wish to tender your old notes, you should contact the registered holder of your old notes promptly and instruct the registered holder to tender on your behalf.

If you tender an old note and you do not properly withdraw the tender prior to the expiration date, you will have made an agreement with us to participate in the exchange offer in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

Signatures on a letter of transmittal or a notice of withdrawal must be guaranteed by an eligible institution unless:

•	old notes tendered in the exchange offer are tendered either by a registered holder who has not completed the box entitled “Special Registration Instructions” or “Special Delivery Instructions” on the holder’s letter of transmittal or for the account of an eligible institution; and

•	the box entitled “Special Registration Instructions” on the letter of transmittal has not been completed.

If signatures on a letter of transmittal or a notice of withdrawal are required to be guaranteed, the guarantee must be by a financial institution, which includes most banks, savings and loan associations and brokerage houses, that is a participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Program or the Stock Exchanges Medallion Program.

If the letter of transmittal is signed by a person other than you, your old notes must be endorsed or accompanied by a properly completed bond power and signed by you as your name appears on those old notes.

If the letter of transmittal or any old notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, those persons should so indicate when signing. Unless we waive this requirement, in this instance you must submit with the letter of transmittal proper evidence satisfactory to us of their authority to act on your behalf.

We will determine, in our sole discretion, all questions regarding the validity, form, eligibility, including time of receipt, acceptance and withdrawal of tendered old notes. Our determination will be final and binding. We reserve the absolute right to reject any and all old notes not properly tendered or any old notes our acceptance of which would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to certain old notes. Our interpretation of the terms and conditions of the exchange offer, including the instructions in the letter of transmittal, will be final and binding on all parties.

You must cure any defects or irregularities in connection with tenders of your old notes within the time period that we determine unless we waive that defect or irregularity. Although we intend to notify you of defects or irregularities with respect to your tender of old notes, neither we, the exchange agent nor any other person will incur any liability for failure to give this notification. Your tender will not be deemed to have been made and your old notes will be returned to you if:

•	you improperly tender your old notes;

•	you have not cured any defects or irregularities in your tender; and

•	we have not waived those defects, irregularities or improper tender.

The exchange agent will return your old notes, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration of the exchange offer.

In addition, we reserve the right in our sole discretion to:

•	purchase or make offers for, or offer exchange notes for, any old notes that remain outstanding subsequent to the expiration of the exchange offer;

•	terminate the exchange offer; and

•	to the extent permitted by applicable law, purchase notes in the open market, in privately negotiated transactions or otherwise.

The terms of any of these purchases or offers could differ from the terms of the exchange offer.

In all cases, the issuance of exchange notes for old notes that are accepted for exchange in the exchange offer will be made only after timely receipt by the exchange agent of certificates for your old notes or a timely book-entry confirmation of your old notes into the exchange agent’s account at DTC, a properly completed and duly executed letter of transmittal, or a computer-generated message instead of the letter of transmittal, and all other required documents. If any tendered old notes are not accepted for any reason set forth in the terms and conditions of the exchange offer or if old notes are submitted for a greater principal amount than you desire to exchange, the unaccepted or non-exchanged old notes, or old notes in substitution therefor, will be returned without expense to you. In addition, in the case of old notes tendered by book-entry transfer into the exchange agent’s account at DTC pursuant to the book-entry transfer procedures described below, the non-exchanged old notes will be credited to your account maintained with DTC, as promptly as practicable after the expiration or termination of the exchange offer.

Book-Entry Transfer

The old notes were issued as global securities in fully registered form without interest coupons. Beneficial interests in the global securities, held by direct or indirect participants in DTC, are shown on, and transfers of these interests are effected only through, records maintained in book-entry form by DTC with respect to its participants.

The exchange agent will make a request to establish an account with respect to the old notes at DTC for purposes of the exchange offer within two business days after the date of this prospectus, and any financial institution that is a participant in DTC’s systems may make book-entry delivery of old notes being tendered by causing DTC to transfer such old notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. However, although delivery of old notes may be effected through book-entry transfer at DTC, the letter of transmittal or a copy of the letter of transmittal, with any required signature guarantees and any other required documents, must, in any case other than as set forth in the following paragraph, be transmitted to and received by the exchange agent at the address set forth under “—Exchange Agent” on or prior to the expiration date or you must comply with the guaranteed delivery procedures described below.

The Depository Trust Company’s Automated Tender Offer Program, or ATOP, is the only method of processing exchange offers through DTC. To accept the exchange offer through ATOP, participants in DTC must send electronic instructions to DTC through DTC’s communication system instead of sending a signed, hard copy letter of transmittal. DTC is obligated to communicate those electronic instructions to the exchange agent. To tender old notes through ATOP, the electronic instructions sent to DTC and transmitted by DTC to the exchange agent must contain the character by which the participant acknowledges its receipt of, and agrees to be bound by, the letter of transmittal.

If you hold your old notes in the form of book-entry interests and you wish to tender your old notes for exchange for exchange notes, you must instruct a participant in DTC to transmit to the exchange agent on or prior to the expiration date for the exchange offer a computer-generated message transmitted by means of ATOP and received by the exchange agent and forming a part of a confirmation of book-entry transfer, in which you acknowledge and agree to be bound by the terms of the letter of transmittal.

In addition, in order to deliver old notes held in the form of book-entry interests:

•	a timely confirmation of book-entry transfer of such notes into the exchange agent’s account at DTC pursuant to the procedure for book-entry transfers described above must be received by the exchange agent prior to the expiration date; or

•	you must comply with the guaranteed delivery procedures described below.

Certificated Old Notes

Only registered holders of certificated old notes may tender those notes in the exchange offer. If your old notes are certificated notes and you wish to tender those notes in the exchange offer, you must transmit to the exchange agent on or prior to the expiration date a written or facsimile copy of a properly completed and duly executed letter of transmittal, including all other required documents, to the address set forth below under “—Exchange Agent.” In addition, in order to validly tender your certificated old notes:

•	the certificates representing your old notes must be received by the exchange agent prior to the expiration date; or

•	you must comply with the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

If you desire to tender your old notes and your old notes are not immediately available or one of the situations described in the immediately preceding paragraph occurs, you may tender if:

•	you tender through an eligible financial institution;

•	on or prior to 5:00 p.m., New York City time, on the expiration date, the exchange agent receives from an eligible institution, a written or facsimile copy of a properly completed and duly executed letter of transmittal and notice of guaranteed delivery, substantially in the form provided by us; and

•	the certificates for all certificated old notes, in proper form for transfer, or a book-entry confirmation, and all other documents required by the letter of transmittal, are received by the exchange agent within three New York Stock Exchange trading days after the date of execution of the notice of guaranteed delivery.

The notice of guaranteed delivery may be sent by facsimile transmission, mail or hand delivery. The notice of guaranteed delivery must set forth:

•	your name and address;

•	the amount of old notes you are tendering; and

•	a statement that your tender is being made by the notice of guaranteed delivery and that you guarantee that within three New York Stock Exchange trading days after the execution of the notice of guaranteed delivery, the eligible institution will deliver the following documents to the exchange agent:

•	the certificates for all certificated old notes being tendered, in proper form, for transfer or a book-entry confirmation of tender;

•	a written or facsimile copy of the letter of transmittal or a book-entry confirmation instead of the letter of transmittal; and

•	any other documents required by the letter of transmittal.

Withdrawal Rights

You may withdraw tenders of your old notes at any time prior to 5:00 p.m., New York City time, on the expiration date of the exchange offer.

For your withdrawal to be effective, the exchange agent must receive a written or facsimile transmission of or, for DTC participants, an electronic ATOP transmission of, the notice of withdrawal at its address set forth below under “—Exchange Agent” prior to 5:00 p.m., New York City time, on the expiration date.

The notice of withdrawal must:

•	state your name;

•	identify the specific old notes to be withdrawn, including the certificate number or numbers and the principal amount of the old notes to be withdrawn;

•	be signed by you in the same manner as you signed the letter of transmittal when you tendered your old notes, including any required signature guarantees, or be accompanied by documents of transfer sufficient for the exchange agent to register the transfer of the old notes into your name; and

•	specify the name in which the old notes are to be registered, if different from yours.

We will determine all questions regarding the validity, form and eligibility, including time of receipt, of withdrawal notices. Our determination will be final and binding on all parties. Any old notes withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offer. Any old notes that have been tendered for exchange but that are not exchanged for any reason will be returned to you without cost as soon as practicable after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn old notes may be retendered by following one of the procedures described under “—Procedures for Tendering” above at any time on or prior to 5:00 p.m., New York City time, on the expiration date.

Conditions

Notwithstanding any other provision of the exchange offer, and subject to our obligations under the related registration rights agreement, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any old notes and may terminate or amend the exchange offer, if at any time before the acceptance of any old notes for exchange any one of the following events occurs:

•	any injunction, order or decree has been issued by any court or any governmental agency that would prohibit, prevent or otherwise materially impair our ability to proceed with the exchange offer; or

•	the exchange offer violates any applicable law or any applicable interpretation of the staff of the Commission.

These conditions are for our sole benefit and we may assert them regardless of the circumstances giving rise to them, subject to applicable law. We also may waive in whole or in part at any time and from time to time any particular condition in our sole discretion. If we waive a condition, we may be required in order to comply with applicable securities laws, to extend the expiration date of the exchange offer. Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of these rights and these rights will be deemed ongoing rights which may be asserted at any time and from time to time.

In addition, we will not accept for exchange any old notes tendered, and no exchange notes will be issued in exchange for any tendered old notes if, at the time the notes are tendered, any stop order is threatened by the Commission or in effect with respect to the registration statement of which this prospectus is a part or the qualification of the indenture under the Trust Indenture Act of 1939.

The exchange offer is not conditioned on any minimum principal amount of old notes being tendered for exchange.

Exchange Agent

We have appointed The Bank of New York as exchange agent for the exchange offer. Questions, requests for assistance and requests for additional copies of the prospectus, the letter of transmittal and other related documents should be directed to the exchange agent addressed as follows:

By registered or certified mail, by hand or by overnight courier:

The Bank of New York

Corporate Trust Operations

Reorganization Unit

101 Barclay Street—Floor 7 East

New York, New York 10286

Attention: Diane Amoroso

By facsimile:

212-298-1915

By telephone:

212-815-6331

The exchange agent also acts as trustee under the indenture.

Fees and Expenses

We will not pay brokers, dealers or others soliciting acceptances of the exchange offer. The principal solicitation is being made by mail. Additional solicitations, however, may be made in person or by telephone by our officers and employees.

We will pay the estimated cash expenses to be incurred in connection with the exchange offer, which includes fees and expenses of the exchange agent and accounting, legal, printing and related fees and expenses.

Transfer Taxes

You will not be obligated to pay any transfer taxes in connection with a tender of your old notes unless you instruct us to register exchange notes in the name of, or request that old notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder of old notes, in which event the registered tendering holder will be responsible for the payment of any applicable transfer tax.

Accounting Treatment

We will not recognize any gain or loss for accounting purposes upon the consummation of the exchange offer. Emerging Issues Task Force Issue Number 96-19, Debtor’s Accounting for a Modification or Exchange of Debt Instruments, does not require a calculation of gain or loss since the terms of the new notes are not substantially different from the terms of the old notes. We will expense the costs related to the exchange offer in the period in which they are incurred.

USE OF PROCEEDS

We will not receive any cash proceeds upon completion of the exchange offer.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2005. This presentation should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited condensed consolidated financial statements and the related notes thereto, included elsewhere in this prospectus.

At December 31, 2005
(dollars in thousands)
Cash and cash equivalents	$7,320

Total debt:
Senior revolving credit facility	0
Senior secured floating rate notes due 2010	172,000

Total debt	172,000
Stockholder’s (deficit)	(98,422)

Total capitalization	$73,578

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our historical and pro forma consolidated ratio of earnings to fixed charges for the periods indicated.

	Fiscal Year Ended				Pro forma
	2001	2002	2003	2004	2005
	(Dollars in thousands)
Earnings	(287)	(1,343)	(5,995)	64,418	83,067
Fixed Charges	1,122	854	900	568	19,612

Ratio of earnings to fixed charges	N/A	N/A	N/A	113.4	4.2

For the purpose of calculating the ratio of earnings to fixed charges, earnings are defined as pre-tax income from continuing operations and fixed charges. Fixed charges are the sum of interest expense and amortized premiums, discounts and capitalized expenses related to indebtedness. The deficiency of earnings to fixed charges was approximately $1.4 million, $2.2 million and $6.9 million for 2001, 2002 and 2003, respectively.

UNAUDITED PRO FORMA FINANCIAL DATA

The following unaudited pro forma financial data is based on the audited consolidated financial statements of CitiSteel USA, Inc. The unaudited pro forma financial data should be read in conjunction with the consolidated financial statements and related notes of CitiSteel USA, Inc., and other financial information appearing elsewhere in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Selected Historical Consolidated Financial and Operating Data.”

The unaudited pro forma statements of operations give effect to the Acquisition and the sale of the $172.0 million of old notes as if they had occurred on January 1, 2005.

The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable.

For purposes of computing pro forma adjustments, except in the case of inventory, property, plant and equipment, intangible assets, deferred taxes and pension liabilities we have assumed that historical values of current assets acquired and current liabilities assumed reflect fair value.

The pro forma adjustments include an estimate for deferred tax liabilities. The structure of the Acquisition and certain elections that we may make in connection with the Acquisition and subsequent tax filings may impact the amount of deferred tax liabilities that are due and the realization of deferred tax assets. The unaudited pro forma financial information is for informational purposes only and is not intended to represent or be indicative of the consolidated results of operations or financial position that we would have reported had the Acquisition been completed as of the dates presented, and should not be taken as representative of our future consolidated results of operations or financial position.

The following table summarizes the allocation of the aggregate purchase price based on the estimated fair values of the assets acquired and liabilities assumed at the date of Acquisition.

As of June 10
(dollars in thousands)
Current assets	$112,655
Property, plant, and equipment	9,578
Intangible assets	7,563

Total assets acquired	129,796

Current liabilities	17,378
Deferred taxes	4,643
Long-term debt	2,298

Total liabilities assumed	24,319

Net assets acquired	$105,477

Of the $7.6 million of acquired intangible assets, $600,000 was assigned to the trade name, which is not subject to amortization. The remaining $7.0 million of acquired intangible assets relate to customer relationships and have a weighted-average useful life of approximately five years. The difference between the aggregate purchase price and the estimated fair values of the assets acquired and liabilities assumed was approximately $103.2 million. This negative goodwill was used to reduce the value of property, plant and equipment and intangible assets.

	Unaudited Pro Forma Consolidated Statement of Operations for the year ended December 31, 2005
	Predecessor Company Actual 2005(5)	Successor Company Actual 2005(5)	Combined Total(6)	Pro Forma Adjustments		Pro Forma 2005
	(dollars in thousands)
Sales	$128,687	$149,683	$278,370	$—		$278,370
Cost of sales	78,762	114,136	192,898	(1,125	)(1)	191,773

Gross profit	49,925	35,547	85,472	1,125		86,597
Operating expenses—selling, general and administrative	2,535	8,041	10,576	1,277	(2)	11,853

Income from operations	47,390	27,506	74,896	(152)		74,744
Other Income (expense):
Interest income	228	14	242	—		242
Other non-operating income	—	101	101	—		101
Interest expense	—	(11,632)	(11,632)	(10,526	)(3)	(22,158)

Income before income taxes	47,618	15,989	63,607	(10,678)		52,929
Income tax expense	(17,583)	(5,686)	(23,269)	3,844	(4)	(19,425)

Net income	$30,035	$10,303	$40,338	$(6,834)		$33,504

(1)	Represents depreciation expense for fixed assets using opening balance sheet values and useful lives of 15 years for buildings and improvements and 3 to 8 years for furniture, fixtures and equipment.
(2)	Consists of: (a) management fee paid to our sponsor of $675,000 for the year ended December 31, 2005 and (b) amortization of intangible assets. Customer relationships are amortized on a straight line basis over a five year life. The successor company includes a $1.5 million transaction expense related to the acquisition.
(3)	Consists of amortization of deferred financing fees and interest expense on acquisition-related debt. Fees are amortized on a straight-line basis over a five year life, consistent with the term of the notes. The debt is composed of:

•	$172.0 million senior secured floating rate notes; and

•	$20.0 million senior revolving credit facility.

Interest on the senior secured floating rate notes is calculated using an annual interest rate of 11.6%, which is the rate in effect on December 31, 2005. Interest on the senior revolving credit facility is calculated using an annual interest rate of 7.25%, which is the rate in effect on December 31, 2005. The average balance outstanding is estimated based on cash flow available to repay debt and scheduled principal payments.
(4)	Represents the tax effect at the 36% effective rate of the pro forma adjustments.
(5)	Actual amounts are shown for the following periods: January 1, 2005 to June 9, 2005 for the predecessor company; and June 10, 2005 to December 31, 2005 for the successor company.
(6)	The presentation of the predecessor and successor company financial results on a combined basis is not in accordance with GAAP as the predecessor and successor companies are separate accounting entities and have different bases for their assets.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OPERATING DATA

The following table sets forth selected historical consolidated financial and operating data. The selected historical statement of operations data and balance sheet data as of December 31, 2004 and 2005 and for each of the two years ended December 31, 2003 and 2004 and for the periods from January 1, 2005 to June 9, 2005 and June 10, 2005 to December 31, 2005 are derived from, and should be read together with, our audited consolidated financial statements and the accompanying notes, included elsewhere in this prospectus. The selected historical financial data as of December 31, 2001 and 2002 and for the years ended December 31, 2001 and 2002 are derived from our audited financial statements not included in this prospectus. The period from June 10, 2005 to December 31, 2005 is impacted by the purchase price allocation as a result of the Acquisition. Data for periods prior to June 10, 2005 is related to our Company prior to the Acquisition. All of the selected historical consolidated financial and operating data should also be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Risk Factors” and our consolidated financial statements and the accompanying notes and other information, included elsewhere in this prospectus.

	Predecessor Company					Successor Company
	Year Ended December 31,					June 10, 2005 to December 31, 2005
	2001	2002	2003	2004	January 1 to June 9, 2005
	(dollars in thousands, except for other operating data)
Statement of Operations Data:
Sales	$102,553	$101,736	$108,510	$239,556	$128,687	$149,683
Cost of sales	96,853	96,738	109,075	167,029	78,762	114,136

Gross profit	5,700	4,998	(565)	72,527	49,925	35,547
Selling, general and administrative expenses	5,978	6,353	5,579	8,303	2,535	8,041

Income (loss) from operations	(278)	(1,355)	(6,144)	64,224	47,390	27,506
Interest income	34	6	3	47	228	14
Other non-operating income (expense)	(16)	6	146	147	—	101
Interest expense	(1,149)	(854)	(900)	(568)	—	(11,632)

Income (loss) before income taxes	(1,409)	(2,197)	(6,895)	63,850	47,618	15,989
Income tax benefit (expense)	457	763	147	(21,881)	(17,583)	(5,686)

Net income (loss)	$(952)	$(1,434)	$(6,748)	$41,969	$30,035	$10,303

Other Operating Data:
Tons shipped	296,839	285,675	290,780	343,758	148,309	188,440
Sales per ton	$345	$356	$373	$697	$868	$794

	Predecessor Company				Successor Company
	Year Ended December 31,				December 31, 2005
	2001	2002	2003	2004
	(dollars in thousands, except for other operating data)
Balance Sheet Data (at period end):
Cash and cash equivalents	$707	$746	$523	$9,917	$7,320
Net property, plant, and equipment	36,166	33,962	30,631	27,012	14,615
Total Assets	70,555	74,363	67,455	108,025	115,603
Total Debt	14,011	17,382	19,911	—	170,452
Total stockholder’s equity (deficit)	43,153	41,040	34,308	76,240	(98,422)

Other Financial Data:
Capital expenditures	3,071	2,896	1,572	1,638	5,926
Ratio of earnings to fixed charges(1)	NM	NM	NM	113.4x	1.8

(1)	The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. For this purpose, “earnings” include net income (loss) before income tax plus fixed charges, amortization of capitalized interest and distributed income of equity investees, minus interest capitalized. “Fixed charges” means the sum of interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness, and an estimate of the interest within rental expense. The deficiency of earnings to fixed charges was $1,409, $2,197 and $6,895 for 2001, 2002 and 2003, respectively. There were no fixed charges in the period January 1, 2005 to June 9, 2005. Fixed charges for the period of June 10, 2005 to December 31, 2005 include $3.3 million and $8.7 million of capitalized expenses related to indebtedness for the original acquisition debt and the Notes, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in connection with “Historical Consolidated Financial and Operating Data” and our consolidated financial statements and the accompanying notes, included elsewhere in this prospectus. Some of the statements in the following discussion are forward-looking statements that are based on management’s current expectations, estimates and projections about our business and operations. Our actual results may differ for various reasons, including those described in “Forward-Looking Statements” and in “Risk Factors.”

We are a non-union, niche mini-mill specializing in the manufacture and sale of custom-order discrete steel plate in the United States and Canada. As a provider of custom-order discrete steel plate, we focus on customers with special product and service needs that are underserved by more traditional commodity-oriented steel plate producers. Our specialized manufacturing capabilities enable us to provide steel plate in non-standard dimensions (i.e., thicker, longer and/or wider) that neither commodity-oriented domestic steel plate manufacturers nor foreign manufacturers typically produce. Custom-order steel plate usually sells at a premium price to commodity steel plate. We are one of only two mills east of the Rocky Mountains (and the only mini-mill) that regularly offers custom sizes, allowing our customers to eliminate the costs associated with steel service centers for certain applications. Further, we are oriented toward small order quantities and shorter lead times which, along with our product quality and customer service, differentiate us not only from commodity steel plate manufacturers but also our only direct competitor in the custom discrete plate market. To leverage our production capabilities, our knowledgeable salesforce collaborates with customers to meet their specific product and service requirements. We focus on building and maintaining long-term relationships with our customers by fulfilling their specific product and service requirements, including providing various non-standard dimensions of plate, and by providing meticulous quality assurance, reliable service and prompt delivery.

The Acquisition

On June 10, 2005, in accordance with a stock purchase agreement entered into on April 29, 2005, we were acquired by H.I.G. SteelCo., Inc. an affiliate of H.I.G. Capital, LLC, our sponsor. Pursuant to the stock purchase agreement, H.I.G. SteelCo. purchased all of our outstanding capital stock from CITIC USA Holding, Inc. for $74.4 million (subject to a post-closing adjustment of the purchase price to reflect working capital adjustments and similar items, estimated to be approximately $19.2 million, as more fully described below).

Immediately following the closing of the transactions contemplated by the stock purchase agreement and in connection with the transactions by which H.I.G. Capital financed the Acquisition, H.I.G. SteelCo. was merged with and into us. Following this merger, H.I.G. Steelco Holdings, Inc., the sole stockholder of H.I.G. SteelCo., became our sole stockholder.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. This provides a basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions, and these differences may be material.

Accounts Receivable and Allowance for Doubtful Accounts. We maintain an allowance against doubtful accounts receivable balances, based on historical collection experience and specific customer collection issues. We believe the reserve is adequate to cover uncollectible accounts, however, unforeseen losses could require additional income statement charges.

Inventory. We maintain inventory balances at the lower of cost or market, based on actual costs incurred to acquire the raw materials and produce the plates. A significant decrease in selling values could require a charge to the income statement to lower the inventory basis.

Revenue Recognition. Revenue from sales, net of discounts, estimated returns and allowances, is recognized when product title and risk of loss pass to the customer, which is at the time of shipment. Discounts and allowances are estimated based on historical trends applied to current shipments and adjusted for any material changes in market conditions.

Depreciation and Amortization Expense. We record depreciation and amortization expense by applying the useful lives to the assets.

Pension Income and Expense. We record pension income and expense as incurred based on information provided by our actuaries.

Insurance Loss Reserves. We record losses on damaged and destroyed property to the extent they are not covered by insurance proceeds.

Income Tax Liability. We record income tax liability based on net taxable income and applicable tax deductions.

Environmental Remediation. Environmental expenditures that relate to current operations are expensed. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated. Discovery of an unforeseen environmental issue could result in a charge to the income statement.

The Acquisition. The Company was acquired on June 10, 2005 by H.I.G. Capital. The Company used purchase accounting under GAAP to record the opening balance. Assets and liabilities were recorded at fair value and the difference between the fair value and the aggregate purchase price was used to reduce the value of property, plant and equipment and intangible assets. Intangible assets are being amortized over their useful lives.

Results of Operations

The Company operates one business segment, the production and sale of steel plates.

Period from January 1, 2005 to June 9, 2005 and June 10, 2005 to December 31, 2005 Compared to the year ended December 31, 2004

The following presents an overview of our results of operations for the period from January 1, 2005 to June 9, 2005 and June 10, 2005 to December 31, 2005 and for the year ended December 31, 2004.

	Predecessor				Successor
	Year Ended to December 31, 2004		Period from January 1, 2005 to June 9, 2005		Period from June 10, 2005 to December 31, 2005
	$	% of Sales	$	% of Sales	$	% of Sales
	(dollars in thousands)
Income Statement Data:
Sales	$239,556	100.0%	$128,687	100.0%	$149,683	100.0%
Cost of sales	167,029	69.7	78,762	61.2	114,136	76.2

Gross profit	72,527	30.3	49,925	38.8	35,547	23.8
Selling, general and administrative expenses	8,303	3.5	2,535	2.0	8,041	5.4

Income from operations	64,224	26.8	47,390	36.8	27,506	18.4
Interest income	47	0.0	228	0.2	14	—
Other non-operating income	147	0.1	—	—	101	0.1
Interest expense	(568)	(0.2)	—	—	(11,632)	(7.8)

Income before income taxes	63,850	26.7	47,618	37.0	15,989	10.7
Income tax expense	(21,881)	(9.1)	(17,583)	(13.7)	(5,686)	(3.8)

Net income	$41,969	17.5%	$30,035	23.3%	$10,303	6.9%

General. Results for year ended December 31, 2004 are compared to the results for the year ended December 31, 2005. The Acquisition occurred on June 10, 2005 and created a successor company for the period from June 10, 2005 to December 31, 2005. For presentation purposes we have combined the results of the predecessor company for the period of January 1, 2005 to June 9, 2005 with the results of the successor company for the period of June 10, 2005 to December 31, 2005. This pro forma combination of results for the period of January 1, 2005 to December 31, 2005 is not in compliance with GAAP as the predecessor and successor companies are separate accounting entities and use different bases for their assets.

Sales. Sales increased $38.8 million or 16.2%, for the year ended December 31, 2005. The increase was primarily related to a 19% rise in average selling price partially offset by a 2% decline in tons shipped. Average selling price per ton increased from $697 per ton in 2004 to $827 per ton in 2005. Selling prices increased significantly through 2004—from an average of $528 per ton in the first quarter to $840 per ton in the fourth quarter—as customer demand increased and scrap and energy costs rose. Selling prices remained relatively stable from the fourth quarter of 2004 through the second quarter of 2005 and then declined to $773 per ton in the third quarter. Prices began to rise again and averaged $806 in the third quarter of 2005 and $821 in the first quarter of 2006. Prices are expected to remain relatively stable through the second quarter of 2006.

Cost of Sales. Cost of sales increased 15% to $192.9 million for the year ended December 31, 2005 (combining the predecessor and successor companies’ results), compared with $167.0 million for calendar 2004. Cost of sales per ton increased 18% from $486 per ton in 2004 to $573 per ton in 2005 primarily due to the $14.0 million non-cash charge ($42 per ton shipped in 2005) in 2005 for the write-off of the purchase accounting adjustment to revalue inventory to fair value and a 60% increase in energy costs per ton. Energy costs rose from $63 per ton in 2004 to $101 per ton in 2005. Energy costs are largely comprised of electricity used in the melt shop. Electricity rates increased significantly in 2004, from $0.037 per KWH in January to $0.060 in December. Rates declined somewhat at the beginning of 2005 until July when rates dramatically increased, reaching $0.100 in December 2005. Rates declined in 2006 to $0.063 in February 2006. Although scrap costs varied during 2004 and 2005 the average cost per ton produced was virtually identical in both years. Scrap costs remained stable through the first quarter of 2006.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 27% for the year ended December 31, 2005 (combining the predecessor and successor companies’ results) to $10.6 million from $8.3 million in 2004. The increase in 2005 primarily resulted from a $1.5 million transaction fee related to the Acquisition and increased amortization expense of $714,000 related to intangible assets recorded from the Acquisition.

Interest Income. Interest income increased $0.2 million for the year ended December 31, 2005 (combining the predecessor and successor companies’ results) over 2004 as a result of interest earned on the Company’s overnight money market accounts.

Interest Expense. Interest expense for the year ended December 31, 2005 (combining the predecessor and successor companies’ results) totaled $11.6 million, including cash interest expense of $7.6 and non-cash amortization of deferred financing fees of $4.0 million.

Income Tax Expense. Income tax expense for the year ended December 31, 2005 (combining the predecessor and successor companies’ results) totaled $23.3 million, a tax rate of 37%, compared to $21.9 million, a tax rate of 34%, for the year ended December 31, 2004. CitiSteel’s statutory tax rate is approximately 39%. Income taxes for 2004 benefited from certain Net Operating Losses obtained from the Company’s previous equity holder through a tax sharing arrangement.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

The following presents an overview of our results of operations for the years ended December 31, 2004 and 2003.

	Year Ended December 31,
	2003		2004
	$	% of Sales	$	% of Sales
	(dollars in thousands)
Income Statement Data:
Sales	$108,510	100.0%	$239,556	100.0%
Cost of sales	109,075	100.5	167,029	69.7

Gross profit	(565)	(0.5)	72,527	30.3
Selling, general and administrative expenses	5,579	5.1	8,303	3.5

Income (loss) from operations	(6,144)	(5.7)	64,224	26.8
Interest income	3	0.0	47	0.0
Other income	146	0.1	147	0.1
Interest expense	(900)	(0.8)	(568)	(0.2)

Income (loss) before income taxes	(6,895)	(6.4)	63,850	26.7
Income tax benefit (expense)	147	0.1	(21,881)	(9.1)

Net income (loss)	$(6,748)	(6.2)%	$41,969	17.5%

Sales. Sales increased $131.0 million or 120.8%, for the year ended December 31, 2004 over the year ended December 31, 2003 primarily as a result of a $324 per ton, or 86.7%, increase in average selling price and an increase of 52,981 tons, or 18.2%, in products sold. The increase in average selling price was aided by an average $90 per ton raw material surcharge. To satisfy increased demand and capitalize on attractive pricing, management implemented several operational enhancements that increased production from 290,777 tons to 343,758 tons.

Cost of Sales. Cost of sales increased $58.0 million, or 53.1%, for the year ended December 31, 2004 over the year ended December 31, 2003 primarily as a result of a $75 per ton, or 69%, increase in the average price of scrap metal and a 52,981 ton, or 18.2%, increase in products sold. Operating yields remained approximately the same between the two periods. Direct and indirect employee headcount remained stable between the periods.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $2.7 million, or 48.8%, for the year ended December 31, 2004 over the year ended December 31, 2003 as a result of bad debt expense of $0.8 million related primarily to a single customer bankruptcy, a $0.5 million charge for loss on disposal of fixed assets, a $0.6 million management fee paid to the parent company related to 2004 and previous periods and a $0.3 million reserve for potential state tax liability.

Interest Income. Interest income increased $0.04 million for the year ended December 31, 2004 over the year ended December 31, 2003. In addition, we received interest income of approximately $50,000 in 2004 on our overnight money market account.

Other Income. Other income of $0.1 million and $0.1 million was recorded in 2004 and 2003, respectively, for the gain on the sale of capital stock received by us in satisfaction of an obligation.

Interest Expense. Interest expense decreased by $0.3 million, or 36.9%, for the year ended December 31, 2004 over the year ended December 31, 2003 as a result of a 48% decline in average debt outstanding.

Income Tax Expense. Income tax expense increased by $22.0 million for the year ended December 31, 2004 over the year ended December 31, 2003 as a result of a $70.7 million increase in pre-tax income. Tax expense was calculated at 34% of 2004 pre-tax income.

Liquidity and Capital Resources

The Company entered into a Loan and Security Agreement with a bank on January 10, 1994. The eleventh amendment was issued effective March 31, 2004, with a maturity date of February 28, 2005. This Agreement gave the Company a line of credit based on a percentage of eligible receivables and inventory with a maximum borrowing limit at December 31, 2004 of $21.1 million. The line of credit accrued interest at prime plus 1%. At December 31, 2004, the Company had borrowings of $0 against the line of credit and had outstanding letters of credit of $0.9 million. The line of credit expired on February 28, 2005.

On June 10, 2005 the Company was acquired by H.I.G. SteelCo., Inc. and secured a $70 million bank debt facility ($15 million Term Loan and $55 revolving credit facility) and $25.3 million senior secured notes. The Term Loan matures on June 10, 2008. A mandatory principal payment of $1.5 million was made in June 2005 and monthly principal payments of $1.7 million commenced July 1, 2005. Interest was charged at the Company’s option of prime or LIBOR plus 1.75%.

The revolving credit facility of $55 million allowed the company to borrow funds based on a borrowing base determined from eligible accounts receivable and eligible inventory. The revolving facility matures on June 10, 2008. Interest was payable at the Company’s option of prime or LIBOR plus 1.75% and could increase if the fixed charge coverage ratio decreased below 2.25 to 1. The bank debt facility had certain financial covenants including a minimum EBITDA and a fixed charge coverage ratio. The bank debt facility was secured by substantially all of the assets of the Company.

On August 25, 2005 the Company completed a $172 million offering of senior secured floating rate notes. Proceeds of the offering were used to repay all of the existing debt, pay a dividend to shareholders of $109 million and the fees and expenses of the transaction. The notes mature on August 25, 2010. Interest is payable at six month LIBOR plus 7.5% semiannually on March 1 and September 1. There are no scheduled principal payments prior to the maturity date. The notes contain certain financial covenants, including limitations on additional indebtedness and restrictions on certain defined payments. In addition, there is an Excess Cash Flow covenant that requires the Company, after the end of each fiscal year, to offer to repurchase a portion of the senior secured floating rate notes at 102% of principal plus accrued interest up to a maximum of 75% of the excess cash flow, as defined. The senior secured floating rate notes are secured by a lien on substantially all the assets of the Company.

Coincident with the note offering the Company secured a 5 year senior revolving credit facility of $20 million from U.S. Bank National Association (“US Bank”) under which it may borrow, repay and reborrow funds, as needed, subject to a total maximum amount equal to the lesser of (a) a borrowing base determined from eligible accounts receivable and eligible inventory or (b) the respective maximum available revolver amounts shown above. The revolving facility matures on August 25, 2008. The interest is payable on the first of every month at the Company’s option of U.S. Bank’s prime rate or LIBOR plus 1.75%. The interest rate is subject to increase should the Company’s excess revolving credit availability, calculated in accordance with the loan agreement, decrease below predetermined levels. There was no amount outstanding under the revolving credit facility at December 31, 2005. There was $450,000 of standby letters of credit outstanding against the revolving credit facility at December 31, 2005. The Revolving Credit Facility contains certain financial covenants, including minimum borrowing availability and fixed charge coverage. At December 31, 2005 the Company was in compliance with the covenants.

At December 31, 2005 the Company’s liquidity, comprised of cash and funds available under its $20 million revolving credit facility totaled approximately $26.9 million. At December 31, 2004 the Company’s liquidity, comprised of cash and funds available under its $21.1 million revolving credit facility totaled approximately $31.0 million.

Net working capital at December 31, 2005 decreased $10.7 million compared to December 31, 2004, primarily due to $7.2 million of interest payable related to the senior secured floating rate notes and $4.8 million payable to CITIC for the Acquisition.

The current ratio was 2.1 on December 31, 2005 and 3.0 on December 31, 2004. The percentage of long-term debt to total capital was 237% at the end of 2005 and 0% at the end of 2004. CitiSteel has no off-balance sheet financing or relationships with variable interest entities.

Capital expenditures increased approximately 287% to $6.3 million for the year ended December 31, 2005 (combining the predecessor and successor companies’ results) compared with $1.6 million in 2004. Capital expenditures are projected to be approximately $6.0 million in the year ended December 31, 2006.

In February 2005, CitiSteel’s Board of Directors declared and paid a cash dividend on the preferred stock of $9,265 per share for a total dividend of $9.3 million. In August 2005, the Board of Directors declared and paid a dividend on the common stock of $109,000 per share for a total dividend of $108.7 million.

Funds provided from operations and existing credit facilities are expected to be adequate to meet future capital expenditure and working capital requirements for existing operations for at least the next twelve months.

Contractual Obligations

The following is a summary of our significant contractual obligations by year as of December 31, 2005.

	Payments Due by Period
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(dollars in thousands)
Pension obligations(1)	N/A	—	N/A	N/A	N/A
Operating lease obligations	$247	$170	$77	$—	—
Service agreement(2)	494	312	182	—	—
Letters of credit	450	450	—	—	—
Revolving credit facility and related interest	299	112	187	—	—
Senior secured floating rate notes and related interest	250,777	21,485	42,969	186,323	—

	$252,267	$22,529	$43,415	$186,323	—

(1)	With the exception of 2006, which is $ 0, we are not able to reasonably estimate future obligation.
(2)	Service agreement relates to contract with third party for scarfing of slabs.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk. We are exposed to market risk in the form of interest rate risk relating to the notes and borrowings under our credit facility. The notes accrue interest at a rate equal to LIBOR plus 7.5% per annum. Revolving credit loans under our credit facility accrue interest at floating rates equal to the prime rate of interest or LIBOR plus 1.75%, as applicable per annum. Advances under the letters of credit under the credit facility accrue interest at floating rates equal to LIBOR plus 1.75% per annum. Because the prime and LIBOR rates may increase or decrease at any time, we are subject to the risk that they may increase, thereby increasing the interest rates applicable to our borrowings under the credit facility. Increases in the applicable interest rates would increase our interest expense and reduce our net income. We do not have any instruments, such as interest rate swaps or caps, in place that would mitigate our exposure to interest rate risk relating to these borrowings. At December 31, 2005, no amount was outstanding under the credit facility. Based on the outstanding notes, at December 31, 2005 the effect of a hypothetical one percent increase in interest rates would increase our annual interest expense by $1.7 million and reduce our net income by approximately $1.0 million.

Commodity Price Risk. In the ordinary course of business, we are exposed to market risk for price fluctuations of raw materials and energy, principally scrap steel, steel slabs, electricity and natural gas. We attempt to negotiate the best prices for our raw materials and energy requirement and to obtain prices for our steel products that match market price movements in response to supply and demand. We introduced a raw material surcharge in January 2004 designed to pass through increases in scrap steel costs to its customers. Our surcharge mechanism has worked effectively to reduce increased scrap costs so we can maintain higher and more consistent gross margins

Recently Issued Accounting Pronouncements

The FASB issued SFAS No. 151, Inventory Costs, which amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement shall be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We have not yet assessed what the impact of SFAS No. 151 will be on our financial position or results of operations.

In December 2004, the FASB issued SFAS 153, Exchanges of Nonmonetary Assets an amendment of APB Opinion No. 29. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. The Company has not yet assessed what the impact of SFAS No. 153 will be on the Company’s consolidated financial position or results of operations.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123R”). This Statement requires companies to record compensation expense for all share based awards granted subsequent to the adoption of SFAS No. 123R. In addition, SFAS No. 123R requires the recording of compensation expense for the unvested portion of previously granted awards that remain outstanding at the date of adoption. The Company will adopt SFAS No. 123R effective January 1, 2006 and does not expect the adoption to have a significant impact on its consolidated financial position or results of operations.

BUSINESS

Our Company

We are a non-union, niche mini-mill specializing in the manufacture and sale of custom-order discrete steel plate in the United States and Canada. As a provider of custom-order discrete steel plate we focus on customers with special product and service needs that are underserved by more traditional commodity-oriented steel plate producers. Our specialized manufacturing capabilities enable us to provide steel plate in non-standard dimensions (i.e., thicker, longer and/or wider) that neither commodity-oriented domestic steel plate manufacturers nor foreign manufacturers typically produce. Custom-order steel plate usually sells at a premium price to commodity steel plate. We are one of only two mills east of the Rocky Mountains (and the only mini-mill) that regularly offers these custom sizes, allowing our customers to eliminate the costs associated with steel service centers for certain applications. Further, we are oriented toward small order quantities and shorter lead times which, along with our product quality and customer service, differentiates us not only from commodity steel plate manufacturers but also our only direct competitor in the custom discrete plate market. To leverage our production capabilities, our knowledgeable salesforce collaborates with customers to meet their specific product and service requirements. We focus on building and maintaining long-term relationships with our customers by fulfilling specific product and service requirements, including providing various nonstandard dimensions of plate, and by providing meticulous quality assurance, reliable service and prompt delivery. For the year ended December 31, 2005, we generated, on a pro forma basis, $278.0 million of sales and $33.5 million of net income.

Through our manufacturing facility located in Claymont, Delaware, we have the capacity to produce 420,000 tons of steel plate annually and management believes we are the low cost producer of custom-order steel plate in our primary target market. This well maintained, quality facility conducts a full range of steel-making activities, including the melting of scrap steel through an electric arc furnace and the rolling and cutting of custom-sized discrete steel plate. We believe that our Claymont manufacturing facility is in good condition and is suitable for our operations and believe that this manufacturing facility will have sufficient capacity to meet our needs for the foreseeable future.

Throughout the 1990’s, we profitably served the commodity plate market, with approximately 80% of our revenues generated from service centers. However, by the end of the decade, competition from new mini-mill entrants had reduced profits in the commodity plate market to unattractive levels. In 2001, we made a strategic decision to transition our business model to a service-oriented mini-mill focusing on producing custom-order (non-standard sized) plate in order to serve higher margin end-user customers in numerous end-markets, including bridges, railcars, tool and die manufacturers, and specialty machine and equipment manufacturers. In order to effect this change, from 2001 to 2003 we upgraded and reoriented our facilities, equipment and processes to maximize our ability to efficiently produce plate across a broader range of grades, gauges, widths and lengths. We also strengthened and reoriented our sales and customer service staff. Since the implementation of these initiatives, we have improved overall volume, shipments of approximately custom products and sales direct to end-users, as detailed in the table below.

Operating Metrics	2001	2005
Shipped Tons	296,839	336,749
Percentage of Product Mix
Custom Steel Plate	49%	71%
Commodity Steel Plate	51%	29%

Direct Sales to End Users	34%	56%

We believe we are well positioned for continued growth in volume and profitability. In order to drive and accommodate this growth we are implementing a capital improvements plan that we believe will increase capacity to 500,000 tons annually, reduce production costs and enable us to expand our service offerings. In addition, we are now actively marketing and selling our products in the Western United States, which we believe is an underserved and attractive market.

We have developed a loyal customer base with a high level of customer retention. According to Jacobson & Associates, an industry recognized consulting firm, we have ranked first in end-user customer satisfaction among all producers of steel plate every year from 2001 to 2005. As a result of our niche focus, commitment to customer service and high product quality, we have been able to capture approximately 25% of the custom discrete steel plate market in our core market east of the Rocky Mountains.

Industry Overview

In 2005, domestic steel mill shipments reached over 103 million net tons, a decrease of 7.1% from 2004, according to the American Iron and Steel Institute. Estimated steel use in North America reached 131 million tons in 2005, approximately 40% of this supplied by imports. Steel is sold principally to the automotive, construction, steel product fabrication, container and packaging, oil and gas, electrical, machinery and appliance industries. In some of these industries, such as the automotive and construction industries, steel competes with other substitute materials such as plastic, glass, composite and ceramic materials.

Manufacturers of steel are classified as either “integrated mills” or “mini-mills.” Mini-mills differ from integrated steel producers in that their primary input is scrap metal, whereas the integrated mills make steel by processing iron ore and other raw materials in blast furnaces. Mini-mills and integrated mills generally have significantly different management styles, labor relations, cost structures and scale efficiencies. Mini-mills are generally considered more efficient and technologically advanced than integrated mills, with lower ratios of fixed costs to variable costs and more effective human resource allocation than integrated mills. Consequently, mini-mills are typically able to operate more cost effectively than integrated mills. Of the total steel shipments in the United States, it is estimated that mini-mills accounted for approximately 50% in 2004.

The domestic steel industry has experienced strong profitability following a trough period from 1999 to 2003. Increased shipments, consumption, and production were driven by strength in several key end-markets and a stronger overall economy. In addition to strong domestic demand for steel, structural changes to the U.S. steel industry, including consolidation and the widespread acceptance of steel scrap surcharges, significantly contributed to the rebound in the domestic industry. We believe that these structural changes will reduce industry cyclicality and result in greater pricing discipline.

There are a variety of major product segments produced by steel mills, including long products (rod, bar, tube, rebar, etc.), sheet and plate. The steel plate market is a relatively small segment of the overall steel industry, representing only 10% of U.S. steel shipments by weight in 2005. Consistent with overall industry consolidation and rationalization trends, since the beginning of 2003 approximately 1.2 million tons of capacity have been eliminated from the steel plate market and the number of principal plate competitors has been reduced from ten to six. Further, there is no new domestic plate capacity expected to come on line before 2009. Steel plate is used in a wide range of end-markets, including construction and agricultural equipment, general construction, rail cars, shipbuilding, numerous industrial applications and wide diameter pipe, and demand is expected to grow in each of these end markets through 2009. The strength and diversity of these markets creates a more stable supply/demand balance than that for sheet steel, which is highly dependent on the auto industry. Relative to sheet products, steel plate is more costly and difficult to ship, reducing import pressures, which are further mitigated by the demand for plate from developing economies such as China and India.

The stable supply/demand balance for steel plate is reflected in its price, which has remained virtually flat over the past nine months. Domestic plate prices in December 2004 were $792 per ton compared to $782 per ton in December 2005. The consistent pricing for plate differs significantly from other segments such as hot-rolled sheet where prices have declined 17% from $660 per ton in December 2004 to $550 per ton in December 2005.

The steel plate market is comprised of three segments: coil, standard discrete and custom discrete. We focus on the niche custom discrete plate market, which we believe to be approximately 1.5 million tons annually and which commands higher prices per ton than other segments. Since 2000, three mills that historically served the custom discrete market and had aggregate capacity of over two million tons have been eliminated, leaving very favorable market conditions for the remaining three participants. Finally, virtually all of the steel plate imported to the United States is in standard sizes and therefore does not compete directly with the majority of our products.

Business Strengths

Niche Market Focus with Limited Competition. We are a custom, service-oriented mini-mill focused specifically on serving customers with special needs in the discrete steel plate market. Our manufacturing capabilities enable us to provide our customers with non-standard sizes in small order quantities and with shorter lead times. We deliver steel plate to our customers in a more timely and/or more cost efficient manner by significantly reducing mill lead times, enabling smaller minimum order sizes and by providing a lower-cost alternative to procuring non-standard sizes through a steel service center (which requires paying another level of markup and processing charges). Approximately 70% of our production is of custom sizes, which limits our primary competition to a single integrated producer that is focused principally on serving the commodity steel market. We compete to a lesser degree with two mini-mills that produce standard sizes but do not produce the thicker, wider and longer plate in which we specialize. We believe that over 50% of our 2004 plate production could not have been produced in these mills. Finally, our only competitor located in the Western U.S. market is a slab converter with rolling capabilities similar to ours. Due to its primary reliance on foreign-produced slabs, we believe that this competitor has difficulty competing for “Buy American” projects and for custom-sized orders with short lead times.

Production Facilities Optimized for Market Niche. Our high-quality production facilities are specifically configured to provide low cost steel plate in small order sizes and non-standard dimensions. Our high quality mill assets include a 495,000 tons per year electric arc furnace, a single strand continuous slab caster, a reheat furnace and a 420,000 tons per year plate rolling facility. Unlike a continuous mill, which is focused on high volume continuous runs of commodity plate, our melt shop is separated from our rolling mill, enabling us to schedule and process individual orders in an efficient and flexible manner. Our rolling mill is configured to handle thicker, wider and longer plate than that produced by commodity plate producers and we have upgraded our mills to ensure close tolerances and excellent overall quality. Our plant has been modified for rapid custom-order throughput; a slab can be rolled into a finished plate within three hours of being charged into the furnace. Extensive finished goods testing can be completed within 24 hours in order to insure that the plate meets customer requirements without delaying order turnaround.

Non-Union Workforce. We employ an entirely non-union workforce which enables us to maintain significant cost and flexibility advantages. Unlike mills that employ union workforces, which mandate specific criteria with respect to wage rates, the number of employees and the functions each employee can perform, we are able to control our wage rates and optimize our headcount to run as lean as possible. Many of our skilled workers can perform multiple job functions, allowing for flexibility in scheduling and rapid changes in production schedules, which would not be possible under many union contracts. In addition, union contracts typically provide the highest compensation to employees with the most seniority rather than those with the greatest ability. Our employees are assigned to positions, promoted and rewarded based on job performance. This improves efficiency and ensures our ability to place the best employees in key positions.

Customer Service. We believe we provide the highest level of customer service available in the industry. Our niche within the industry and our core service philosophy require us to be especially attentive to our customers and to meet their specific needs, including offering our customers quicker delivery and warehousing. According to Jacobson & Associates, an industry recognized consulting firm, we have ranked first or second in end-user customer satisfaction among all producers of steel plate every year from 2001 to 2005. In addition, we believe that we employ the most knowledgeable salesforce within the discrete steel plate market. Unlike salespeople at commodity-oriented mills who focus on taking numerous large orders, the customized nature of our products requires us to employ highly-trained salespeople to work collaboratively with our customers. Our salespeople spend significant time with our customers and are a differentiating component in providing high quality service.

Loyal and Diverse Customer Base. We have a very strong base of key customers, with no single customer accounting for more than 7% of 2005 sales. Our top 15 customers account for only 40% of our sales in 2005. We believe our customer base is significantly less concentrated than those of our competitors within the steel plate industry. These key customers have an average tenure with us of more than ten years. We attribute our low customer concentration and high customer retention to our custom approach and our dedication to providing the highest quality and customer service in the industry.

Low-Cost Scrap Sourcing. We believe that our scrap sourcing practices, combined with our scrap rich geographic location, enable us to purchase steel scrap at significantly lower prices than many other steel producers. We are highly active in the scrap market and can accommodate a wide range of scrap grades, which enables us to purchase scrap that many competing buyers are unable to use. Because we buy smaller (odd-lot) quantities of scrap than larger steel producers, we believe we have a significant advantage in securing low scrap pricing. In addition, we are in a geographically advantageous location, within close proximity to numerous scrap yards in the Delaware Valley area, which provides us greater selection, low pricing and inexpensive and timely delivery of our scrap. As a result of these factors, we believe we have realized an average cost advantage over larger steel plate producers of approximately $15 per scrap ton since 2004.

Significant Barriers to Entry. We enjoy significant barriers to entry within the steel plate industry due primarily to regulatory constraints which severely restrict the ability to build new facilities or add additional capacity to existing facilities. There is no new steel plate capacity expected to come on line in the United States before 2009. In addition, the plants of many of our larger competitors are optimized for producing standard size plate and do not have the additional capacity or the infrastructure to enter the custom-order market.

Experienced Management Team. We have a strong and experienced management team with significant experience in the steel industry. On average, our management team has over 28 years of experience in the steel industry and is led by our Executive Chairman, Jeff Bradley, who, prior to joining CitiSteel, spent 22 years with Worthington Industries, an industry leading $3 billion steel processing and steel products company. Members of our management team were responsible for engineering our transition to a custom, service-oriented mini-mill and have a strong track record of driving continuous improvement in the business. In addition to our strong executive management team, we benefit from highly motivated and experienced mid-level managers in all of the key functional areas, including operations, sales and marketing, and accounting and finance.

Business Strategy

Expand Into New Markets. We believe that identifying and entering new markets is critical for our continued growth. One of the key growth regions we have recently entered is the Western United States. In 2004, we hired a sales agency staffed by two highly experienced sales representatives to sell our products into the Western market. One of these representatives was formerly the head of sales for Oregon Steel Mills, Inc., the only steel plate producer located in this region. Due to Oregon Steel’s reliance on foreign-based slabs, management believes that there are no steel plate manufacturers west of the Rocky Mountains that can satisfy “Buy American” contracts. Under “Buy American” programs, Federal projects or state projects that have been granted federal funds require contractors to purchase materials that are manufactured domestically. In 2004, we sold approximately 6,000 tons into the Western market and in 2005, we sold approximately 14,000 tons into the Western market. We estimate the market in the Western United States to be approximately 500,000 tons annually. Our goal over the next two years is to achieve additional market penetration of 7% to 8%. Moreover, the United States Congress recently passed a new transportation bill that we believe, if signed into law, will enable us to significantly increase our estimated growth into this market through “Buy American” bridge and interstate construction projects. In addition to entering the Western market, we have recently entered the specialty segment of the growing oil and gas steel pipe market which we believe can add 10,000 tons by 2008.

Expand Service Offerings. We believe we can seamlessly expand the value-added services we offer to our customers. One of the services we have just begun to offer and will continue to expand is custom plate burning, which consists of cutting plate into configured shapes and sizes to meet specific customer requirements. This is a high value-added service as it will eliminate the need for our customers to purchase their plate from service centers or burn it themselves in-house. For the fiscal year ending 2005 we sold approximately 3,400 tons of custom-burned plate parts at a selling price of approximately $1,100 per ton. We expect to increase our annual tonnage to 30,000 tons by the end of 2008. We believe that adding this technology could also increase our orders for standard steel plate due to our customers’ preference to purchase steel plate from a single source who can manufacture, burn and treat steel plate to their specifications.

Further Penetrate Existing Markets. While we have gained a significant share of our target market since transforming our business to a custom service mill, we believe that we can gain additional share in our current markets. Management has identified a list of target accounts that continue to buy steel plate from the competition even though we might be able to more economically and effectively service these customers’ needs. Of the more than 30,000 tons identified, management is targeting 20,000 tons by 2008.

Increase Mill Capacity and Production Efficiency. We continually strive to improve our operating efficiency and increase our production capacity. In 2001, we cut back production to five days from six days per week to accommodate our new custom product mix and to optimize yield and quality. Based on this reduced schedule, our plant had 300,000 tons of finished capacity in 2001. By 2004 we had increased overall yield from 71% to 73%, reduced the rejection rate from as high as 7% to less than 0.5%, and reduced mill downtime significantly. These improvements remain consistent through today. These changes resulted in an increase in our annual production capacity to over 350,000 tons per year (on a five-day basis) with no additional headcount or labor hours. In the fourth quarter of 2005, we shipped over 92,000 tons implying an annual runrate of over 365,000 tons. We believe we can now resume a six-day schedule, which would increase our total current capacity to 420,000 tons per year. We have identified several additional improvement opportunities that we believe will further improve production capacity in our melt shop and plate mill, including: reducing bottleneck in the melt shop by moving the slab yard into the plate mill; upgrading the plate mill electrical system; expanding the crane system in the shipping area; replacing the discharge door on the reheat furnace; adding Level Two controls (which automate the process of reheating our slabs); and optimizing preventative maintenance planning and execution. These initiatives are targeted for completion by the end of 2007. We believe that these initiatives will increase our capacity to 500,000 tons per year which will accommodate our sales growth initiatives discussed above. Furthermore, we have identified cost reduction opportunities within the melt shop and plate mill including a gauge upgrade and other general improvements that we expect will cost approximately $2.5 million and generate approximately $3 million of incremental annual cost savings. Many of these cost savings initiatives are currently underway and, together with the other identified initiatives, are expected to be completed by the end of 2006.

Products

We are a niche manufacturer of custom-order carbon steel plate for use in a number of end use applications including bridges, railcars, tool and die manufacturers, and specialty machine and equipment manufacturers. We offer a wide range of steel plate products of varying thickness and width. Our discrete plate is produced in thicknesses from 3  1/16” to 5” and in widths from 48” to 160” with a maximum length of 1,400.” We primarily produce three categories of plate steel including Carbon, High Strength Low Alloy (“HSLA”) and Pressure Vessel Quality (“PVQ”). Within each of these categories we manufacture grades as specified by various organizations including the American Society for Testing and Materials (“ASTM”), the American Iron and Steel Institute (“AISI”), the American Bureau of Ships (“ABS”), Canadian Steel Association (“CSA”) and the

American Association of State Highway Transportation Officials (“AASHTO”). We produce steel plate in custom lengths, widths and thicknesses primarily for the grades of steel designated in the table below:

Category	Grade	Application
Carbon	ASTM-A36	General construction, general fabrication, light structures

	ASTM-A283	General construction, general fabrication, light structures

	AISI-1008-1045	Chemistry only steels—not certified to any strength levels
	ABS-Grade A	Ship building
	ABS-Grade B	Ship building
	CSA-44W	CSA designation for ASTM-A36 (Canadian)

HSLA	ASTM-A572-50	Increased strength fabrications and structures

	ASTM-A572-60, 65	Increased strength fabrications and structures
	ASTM-A588	Structures that do not require paint (bridges and towers)—uniform corrosion resistance
	ABS-AH 32/36	Higher strength ship building
	ABS-DH 32/36	Higher strength ship building, increased impact resistance
	ASTM-A656-80	High strength fabrications, increased abrasion resistance
	ASTM-A633	Medium to high strength fabrications
	ASTM-AR 235	Medium to light duty abrasion resistance
	ASTM-A871-60	High strength fabrications and general construction

PVQ	ASTM A516-70	Pressure vessels, most commonly used grade

	ASTM A285 B/C	Lighter duty pressure vessels
	ASTM A 612	Lighter duty pressure vessels

Raw Materials

There are three raw material categories consumed in the production of steel plate: scrap, alloys and flux. Scrap comprises 90% of the charge while alloys and flux are 2% and 8% respectively. The key inputs within the scrap mix are shredded automobile scrap and #1 heavy melting scrap. These scrap types account for more than 50% of the scrap consumed at the facility. Alloys, though not a significant proportion of the tonnage of raw materials consumed, have a dramatic impact on the cost to produce steel. The significant flux additives are lime and coal. The lime acts as a cleansing agent while the coal is used to contribute carbon and energy to the melt shop process.

Local scrap brokers supply a significant amount of scrap that is required for our operations. Several brokers, all located within close proximity of the plant, fulfill the majority of our ongoing scrap requirements. We purchase scrap in small orders, ranging from 200 to 500 tons, to avoid overpaying for the material.

Alloys and flux are purchased by a purchasing agent in the spot market on an as needed basis. Typically, pricing is secured on a quarterly basis and there is no minimum purchase commitment. All purchase orders are reviewed by management to insure the best pricing has been obtained.

Energy

Our manufacturing process in Claymont consumes large amounts of electricity. We currently satisfy the electrical needs for our facility by purchasing electricity from the local utility Delmarva Power. Our purchasing is based on hourly real-time market pricing. We do not currently secure long-term energy contracts or purchase futures for purposes of hedging. During the summer months, we may elect to shut down our melt shop during peak periods of power costs. We believe that purchasing energy on a short term basis allows us to maximize usage during low cost market environments while providing a cost effective solution for slowing down production during times of peak energy pricing. Historically, we have been adequately supplied with electricity and we do not anticipate any material curtailment in our operations resulting from energy shortages.

Our process also consumes a significant amount of natural gas, which is purchased through a combination of Delmarva Power and a third party marketer. The larger portion purchased through a marketer is hedged based on NYMEX contracts to manage price risk.

Employees

At December 31, 2005, we had 359 employees (106 salaried employees and 253 hourly employees). Of our employees at December 31, 2005, 13 were in sales and sales management, 36 in office and administrative capacities, and 310 in the production facilities. None of our employees are parties to a collective bargaining agreement.

Customers

We primarily sell discrete steel plate for end use applications that include service centers, bridges, tool and die, railcars, and other applications. In the past, the majority of the products we produced were sold directly to service centers. While this continues to be an important part of our business, our customer mix has shifted away from service centers and toward “build-to-order” customers. The “build-to-order” segment offers us an opportunity to provide higher levels of customization, and represents a higher margin opportunity.

Our sales organization is designed to take full advantage of our successful transition to a custom, service-oriented mini-mill, reaching end-user customers throughout the United States and Canada. Additionally, we maintain a strong network of independent sales agents to cover regional sales outside of our core markets, namely the West Coast and Canada. We have a strong base of key customers, with no single customer accounting for more than 7% of sales in 2005. In 2005, our top 15 customers represented approximately 40% or our total sales, and these customers have an average tenure with us of more than ten years.

Manufacturing Process

We produce steel plate from steel scrap in a two-step procedure involving, (1) the melt shop operation, where scrap is melted down to a steel slab, and (2) the plate mill operation, where the slab is converted to a custom steel plate.

Melt Shop Operations

The steelmaking process begins with the receipt and charging of raw materials, scrap, alloys and flux, into the charging buckets. The scrap is loaded into charging buckets with the use of an overhead crane and 93-inch deep field magnet. Other materials are fed through the use of gravity into hoppers and then dumped into the charging buckets with fork trucks.

When all the required material has been loaded, the electric arc furnace roof is swung open so an overhead crane can pick up the charging bucket and dump material into the furnace vessel. The roof swings back into position and three electrodes are lowered into the vessel so the melting process can begin. Electricity and oxygen are the prime sources of energy used to melt the scrap. The electricity is introduced into the vessel through the electrodes while oxygen is piped into the furnace. This process is repeated three times before the capacity of the furnace vessel is reached.

When enough scrap has been melted, approximately 185 tons, the materials are tapped into slide-gate equipped ladles for transfer to the continuous caster to be shaped into slabs. Prior to delivery at the caster, these materials are brought to the stir station where nitrogen or argon gas is introduced so temperature homogenization can occur. Once the hot metal is sufficiently cooled, the ladle is picked up by an overhead crane and delivered to the caster.

The ladle is positioned at the top of the caster for dumping into the caster machine. The slide-gate on the ladle is opened and the hot metal pools in the tundish, which is a reservoir leading to the molds of the caster machine. As a consistent supply and flow of metal is established, the metal enters a water-cooled mold resting directly below the tundish. The function of the mold is to shape the metal as well as to cool the outer edges so that it can be pulled through the machine. The newly formed slab is continuously cooled through the various roll zones until it reaches the bottom of the machine where it is cut into five slabs called “mothers.”

Upon cooling, the mothers are inspected for surface defects. Based on the observation of the inspectors, the slabs are conditioned at the scarfing machine. The scarfing machine is effectively a large torch that melts away the imperfections in the slab. The slabs are again torch cut into smaller pieces, “babies,” and transferred to the reheat furnace located at the plate mill.

Plate Mill Operations

Slabs for the plate mill are taken from the slab yard and reheated to rolling temperatures in the furnace. The slabs are then pushed onto the furnace delivery table. Slabs accepted for rolling are processed in the roughing mill. Any necessary slab turns are made on the mill entry and delivery tables. After the last pass, the roughing mill operator delivers the slab to the runout tables. At this point the roughing mill operator can retain control of the slab on the runout tables to oscillate the slab for additional cooling or control can be passed to the finishing mill operator for processing in the finishing mill.

The slab is reduced to plate in the 5,000-hp four-high finishing mill, and delivered to the mill runout tables. When processing is complete, the operator at the leveller control station directs the plate from the runout tables through the plate leveller. After passing through the leveller, the plate is delivered to the cooling bed transfer table and then to the cooling bed.

From the cooling bed, the plates are transferred to the cooling bed return tables and transported to the layout area. After marking and identifying the plate for final dimensions, the plates are transferred to the crop shear for initial cutting. The plate passes from the crop shear onto the turntable, rotated 90 degrees, and then sheared at the double-sided trimming shear. After shearing, the plate is inspected and loaded onto railroad cars for delivery to the shipping department. Any plate measuring greater than 1.5” inches in gauge is burned by torch to its final dimensions. This activity takes place in the burn out area adjacent to the hot leveller and cooling bed runout tables.

Competition

Competition within the steel industry is intense. We compete primarily on the basis of custom design capability, unique production capabilities, customer responsiveness, product quality and price. We compete with both integrated steel mills and mini-mills. Many of our competitors are larger and have substantially greater capital resources and more modern technology. Our principal competitor in the plate market is Mittal Steel, the largest steel plate producer in North America. Mittal competes in all three segments of the steel plate market, producing coil, standard discrete and custom discrete plate in three North American facilities. We also compete with Oregon Steel, a slab converter on the West Coast, with rolling capabilities similar to ours.

Regulatory Matters

Our business is subject to numerous, federal, state and local laws and regulations relating to the protection of the environment. These environmental laws and regulations include the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act and the Comprehensive Environmental Response, Compensation and Liability Act with respect to releases and remediation of hazardous substances. In addition, we are subject to similar state laws. These laws are constantly evolving and becoming increasingly stringent. The ultimate impact of complying with existing laws and regulations is not always clearly known or determinable, due in part to the fact that certain implementing regulations for some of the laws described above have not yet been promulgated or in certain instances are undergoing revision. These environmental laws and regulations could result in substantially increased capital, operating and compliance costs.

The State of Delaware had requested us to investigate part of our mill site for the existence of potential hazardous substances. We have submitted the requested information to the State of Delaware and have received no further communication on this matter. Accordingly, the outcome cannot be determined at this time.

Legal Proceedings

As part of the Acquisition and pursuant to the Purchase Agreement with CITIC Holdings USA, Inc., we are required to pay CITIC Holdings monies subsequent to the closing date related to a working capital adjustment and the settlement of a pro forma liability. The parties agreed to settle the working capital adjustment for $14.9 million. We paid CITIC Holdings $8.0 million in June 2005 and $6.9 million in August 2005 to settle the working capital adjustment. We estimated the pro forma liability to be $4.3 million and we have recorded the liability on our balance sheet as of December 31, 2005. CITIC Holdings contends that the $8.0 million payment made in June 2005 relates to the pro forma liability and not to the working capital adjustment and filed suit on October 14, 2005 in Delaware asking for an additional $8.0 million payment to be made to settle the working capital adjustment. The suit also asks the court to require us to pay an additional $3.2 million to settle the pro forma liability. The Company believes that the issue between the two parties relates to the timing of the payments for the working capital adjustment and the pro forma liability and will not involve any payments above the $4.3 million accrued on its balance sheet.

In addition, certain other claims and suits have been filed or are pending against us. In management’s opinion, all matters are adequately covered by insurance or, if not covered, involve such amounts, which would not have a material effect on our consolidated financial position or results of operations if disposed of unfavorably.

MANAGEMENT

Executive Officers, Key Employees and Directors

Our certificate of incorporation and bylaws provide that our business is to be managed by, or under the direction of, our board of directors. Our bylaws provide that directors are elected at our annual meeting of stockholders to serve until the subsequent annual meeting of our stockholders or until their earlier resignation or removal. Our directors elect officers at their first meeting following the annual meeting of the stockholders, which officers serve until their successors are chosen and qualified or until their earlier resignation or removal.

Name	Age	Position
Executive Officers
Jeff Bradley	45	Executive Chairman
Allen Egner	53	Vice President, Finance
Steve Lundmark	64	Vice President, Sales and Marketing

Other Key Employees
Frank Hancock	54	Manager, Engineering and Maintenance
Randolph Harris	47	General Supervisor, Melting and Casting
Dan Kloss	62	General Manager, Plate Mill Operations
Dana LeSage	42	Manager, Environmental and Energy Engineering
Jim Ryan	49	Manager, Human Resources
Tom Trier	55	General Supervisor, Maintenance

Directors
Sami Mnaymneh	44	Director
John Black	42	Director
Matthew Sanford	37	Director
Jeffrey Zanarini	35	Director

The following information summarizes the business experience of each of our executive officers, key employees and directors for at least the past five years:

Jeff Bradley has served as our executive chairman since 2005. Prior to joining us, Mr. Bradley served as vice president of strategic planning for Dietrich Industries, a $900 million construction products subsidiary of Worthington Industries. Prior to Dietrich Industries, Mr. Bradley was a vice president, general manager for Worthington Steel and director of investor relations for Worthington Industries. Mr. Bradley has a Business Administration degree.

Allen Egner has served as our vice president of finance since 2004. From 2001 to 2004, Mr. Egner served as our controller, from 1998 to 2001 he served as our manager of accounting, and from 1989 to 1998 he served as our manager of cost accounting. Before joining us, Mr. Egner was employed by Bethlehem Steel from 1974 to 1989, first as a general foreman and then as a senior cost analyst. Mr. Egner holds a Bachelor of Science degree and a Masters in Business Administration.

Steve Lundmark has served as our vice president of sales and marketing since our inception in 1988. Prior to joining us, Mr. Lundmark served as the regional sales manager of Lukens Steel from 1977 to 1986, as a branch manager for Kaiser Aluminum from 1969 to 1977, as production supervisor at Johnson & Johnson from 1967 to 1969 and as industrial engineer for Owens-Illinois Glass from 1964 to 1967. Mr. Lundmark holds a Bachelor of Science degree and a Masters in Business Administration.

Frank Hancock has served as our manager of engineering and maintenance since 2001. From 1990 to 2001 Mr. Hancock served as our general supervisor of maintenance and from 1989 to 1990 as our supervisor of maintenance. Prior to joining us, Mr. Hancock was employed as a supervisor of mechanical projects by Voest Alpine from 1986 to 1989, and was a self-employed design consultant from 1984 to 1986. Mr. Hancock holds Associate and Bachelor of Science degrees.

Randolph Harris has served as our general supervisor of melting and casting since 2001. Mr. Harris served as our general supervisor of steelmaking from 1994 to 2001, and as our furnace supervisor from 1990 to 1994. Before joining us Mr. Harris worked as the furnace supervisor at Norfolk Steel from 1979 to 1980 and served in the United States Marine Corps from 1976 to 1979.

Dan Kloss has served as our general manager of plate mill operations since 2003. He served as a consultant to our president from 2001 to 2003. Before joining us Mr. Kloss was employed by Bethlehem Steel as the manager of hot mill processing and shipping from 1998 to 2000 and as a superintendent of its plate mill from 1964 to 1998.

Dana LeSage has served as our manager of environmental and energy engineering since 1993. Before joining us, Mr. LeSage served as a staff engineer at Hercules, Inc. from 1988 to 1993 and as applications engineer at Philadelphia Mixers from 1985 to 1988. Mr. LeSage holds a Bachelor of Science degree and a Masters in Business Administration.

Jim Ryan has served as our manager of human resources since 2004 and served as our manager of health and safety from 1990 to 2004. Prior to joining us, Mr. Ryan held various inside sales positions at several employment agencies from 1985 to 1990. Mr. Ryan holds Bachelor of Arts and Master of Science degrees.

Tom Trier has served as our general supervisor of maintenance since 1992, and served as our assistant general supervisor of maintenance from 1991 to 1992. Prior to joining us, Mr. Trier served as an electrical maintenance supervisor for Hoeganaes Corp. from 1989 to 1991, and in various capacities at AFG Industries, including maintenance superintendent from 1981 to 1989, maintenance foreman from 1980 to 1981, maintenance mechanic from 1979 to 1980, and operations manager from 1969 to 1979.

Sami Mnaymneh has served on our Board since 2005. Mr. Mnaymneh is a co-founding partner of H.I.G. Capital and has served as a managing partner of the firm since 1993. Prior to joining H.I.G. Capital, from 1990 to 1993 Mr. Mnaymneh was a managing director at The Blackstone Group, a merchant bank, where he provided financial advisory services to Fortune 100 companies. Prior to that, from 1984 to 1989 Mr. Mnaymneh was a vice president in the mergers and acquisitions department at Morgan Stanley & Co. where he served as a senior advisor to private equity firms. Mr. Mnaymneh currently serves on the board of directors of a number of H.I.G. Capital portfolio companies. Mr. Mnaymneh holds a Bachelor of Arts degree, a Masters in Business Administration and a Juris Doctorate.

John Black has served on our Board since 2005. Mr. Black is a managing director with H.I.G. Capital. Mr. Black has been with H.I.G. Capital since 1996. Prior to joining H.I.G. Capital, from 1987 to 1996 Mr. Black was a senior professional with several leading consulting firms serving in executive management positions including chief operating officer and chief financial officer. Mr. Black currently serves on the board of directors of a number of H.I.G. Capital portfolio companies. Mr. Black holds a Bachelor of Arts degree.

Matthew Sanford has served on our Board since 2005. Mr. Sanford joined H.I.G. Capital in 2000 and currently serves as a managing director. Prior to joining H.I.G. Capital, Mr. Sanford was a manager with Pittiglio, Rabin, Todd and McGrath, an operations-focused consulting firm to technology based businesses, from 1999 to 2000. Previously, he held a variety of positions at Bain & Company, a management consulting firm, in which he managed the development and implementation of marketing and operating strategies for Fortune 500 business. Mr. Sanford currently serves on the board of directors of several H.I.G. Capital portfolio companies. Mr. Sanford holds a Bachelor of Arts degree and a Masters in Business Administration.

Jeff Zanarini has served on our Board since 2005. Since 2004, Mr. Zanarini has been a principal in H.I.G. Capital. Prior to joining H.I.G. Capital, from 2000 to 2004 Mr. Zanarini was a manager with Bain & Company, a management consulting firm. While at Bain, Mr. Zanarini devised corporate growth strategies and directed diligence efforts for equity investors. Mr. Zanarini holds Bachelor of Science and Bachelor of Arts degrees and a Masters in Business Administration.

Executive Compensation

Upon completion of the Acquisition on June 10, 2005, a number of new executive officers were appointed by the Board. The following table summarizes the compensation that we paid in 2005 to our executive chairman and our two other executive officers, whom we refer to as our named executive officers.

Summary Compensation Table

	Annual Compensation				Long-Term Compensation	All Other Compensation ($)
Name and Principal Position	Salary ($)	Bonus ($)		Other Annual Compensation ($)	Securities Underlying Options
Jeff Bradley	$145,000	$225,000	(1)	—	—	$275,000
Executive Chairman

Steve Lundmark	$175,000	$63,000	(2)	—	—	—
Vice President, Sales and Marketing

Allen Egner	$132,000	$118,000	(2)	—	—	—
Vice President, Finance

(1)	Represents total bonus possible for fiscal year ended December 31, 2005 based on exceeding certain EBITDA levels (as defined in Mr. Bradley’s employment agreement) and Board discretion.
(2)	A portion of this amount will be paid in 2006.

Option Grants in the Last Fiscal Year

We have not granted options to any of our named executive officers. Pursuant to the terms of the employment agreement and the restricted shares agreement between H.I.G. SteelCo Holdings, Inc., our sole stockholder, and Jeff Bradley, Mr. Bradley was granted 6,712 shares of restricted stock of our sole stockholder, representing 0.6667% of our sole stockholder’s outstanding common stock. Of such shares, 12.5% vest each anniversary of the original grant date assuming that Mr. Bradley is employed on each applicable vesting date. An additional 12.5% of such shares vest each anniversary of the original grant date if our EBITDA levels equal or exceed targets established by our Board and Mr. Bradley is employed on each applicable vesting date. Mr. Bradley received a dividend payment of $275,000 in September 2005 with respect to his restricted stock.

Director Compensation

None of our directors are compensated for serving as a director of CitiSteel. Directors are reimbursed for actual expenses incurred in attending Board meetings.

Employment and Secondment Arrangements

In June 2005, our sole stockholder entered into an employment agreement with Jeff Bradley pursuant to which, among other things, Mr. Bradley will serve as our Executive Chairman until June 10, 2009. Under this agreement, Mr. Bradley receives a base salary of $275,000 per year, and is eligible for an annual bonus of up to $225,000 of which up to $150,000 is based on us attaining certain EBITDA levels and the remaining $75,000 may be earned in our Board’s discretion. In June 2005, Mr. Bradley was also granted 6,712 shares of restricted stock of our sole stockholder, representing 0.6667% of our sole stockholder’s outstanding common stock. Of such shares, 12.5% vest each anniversary of the original grant date assuming that Mr. Bradley is employed on each applicable vesting date. An additional 12.5% of such shares vest beginning on June 30, 2006 and on June 30 of each subsequent year if our EBITDA levels equal or exceed target established by our Board and Mr. Bradley is employed on each applicable vesting date. In the event that we or certain of our affiliates, including our sole stockholder, experience a change of control, Mr. Bradley is entitled to an additional bonus equal to $1,000,000 minus the net proceeds that he receives upon such change of control as a result of his equity ownership. If we terminate Mr. Bradley without cause he is entitled to salary accrued through the effective date of the termination notice, the reimbursement of any expenses, and, if he executes a separation release, one year’s salary and any bonus accrued as of termination. If we terminate Mr. Bradley with cause he is entitled to his salary accrued through the effective date of the termination notice and the reimbursement of any expenses.

In June 2005, we entered into a secondment agreement with CITIC USA Holding, Inc. (“CITIC Holding”), whereby CITIC Holding seconded Yang Shu to us to assist in the operation of our business until June 10, 2006. The terms of the agreement can be extended upon mutual agreement between CITIC Holding and us. Under the agreement, we are required to pay CITIC Holding a base amount equal to $530,000 per year payable in 12 equal monthly installments. CITIC Holding is also eligible to receive a bonus amount of up to $500,000 based on the EBITDA (as defined in the agreement) levels we reach during the term of the agreement. Upon termination of the agreement, we are required to pay CITIC Holding an amount equal to $1,030,000 minus the base amount and the bonus amount already paid by us to CITIC Holding. CITIC Holding is required to pay such amounts to Mr. Shu at the end of each month in which CITIC Holding receives a payment from us. We are also required to reimburse CITIC Holding for payroll taxes incurred in employing Mr. Shu and to provide Mr. Shu with certain employee benefits, including health and other insurance. Mr. Shu is also subject to certain continuing confidentiality and non-competition obligations with respect to our confidential information, as defined in the agreement.

PRINCIPAL STOCKHOLDERS

Upon completion of the Acquisition, H.I.G. SteelCo Holdings, Inc. became our sole stockholder. H.I.G. SteelCo Holdings, Inc. is 100% owned by H.I.G. Capital LLC, Inc., an affiliate of H.I.G. Capital, LLC. In June 2005, our sole stockholder entered into an employment agreement with Jeff Bradley, our executive chairman, pursuant to which Mr. Bradley was granted 6,712 shares of restricted stock of our sole stockholder, representing 0.6667% of our sole stockholder’s outstanding common stock.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The Acquisition

On June 10, 2005, in accordance with a stock purchase agreement entered into on April 29, 2005, we were acquired by H.I.G. SteelCo, Inc., an affiliate of H.I.G. Capital, LLC, our sponsor. Pursuant to the stock purchase agreement, H.I.G. SteelCo purchased all of our outstanding capital stock from CITIC USA Holding, Inc. for $74.4 million (subject to a post-closing adjustment of the purchase price to reflect working capital adjustments and similar items, estimated to be approximately $19.2 million).

Immediately following the closing of the transactions contemplated by the stock purchase agreement and in connection with the transactions by which H.I.G. Capital financed the Acquisition, H.I.G. SteelCo was merged with and into us. Following this merger, H.I.G. Steelco Holdings, Inc., the sole stockholder of H.I.G. SteelCo, became our sole stockholder.

Employment Agreement

In June 2005, our sole stockholder entered into an employment agreement with Jeff Bradley pursuant to which, among other things, Mr. Bradley will serve as our executive chairman until June 10, 2009. Under this agreement, Mr. Bradley receives a base salary of $275,000 per year, and is eligible for an annual bonus of up to $225,000 of which up to $150,000 is based on us attaining certain EBITDA (as defined in the agreement) levels and the remaining $75,000 may be earned in our Board’s discretion. In June 2005, Mr. Bradley was also granted 6,712 shares of restricted stock of our sole stockholder representing 0.6667% of our sole stockholder’s outstanding common stock. Of such shares, 12.5% vest each anniversary of the original grant date assuming that Mr. Bradley is employed on each applicable (as defined in the agreement) vesting date. An additional 12.5% of such shares vest beginning on June 30, 2006 and on June 30 of each subsequent year if our EBITDA levels equal or exceed targets established by our Board and Mr. Bradley is employed on each applicable vesting date. In the event that we or certain of our affiliates, including our sole stockholder, experience a change of control, Mr. Bradley is entitled to an additional bonus equal to $1,000,000 minus the net proceeds that he receives upon such change of control as a result of his equity ownership. If we terminate Mr. Bradley without cause he is entitled to salary accrued through the effective date of the termination notice, the reimbursement of any expenses, and, if he executes a separation release, one year’s salary and any bonus accrued as of termination. If we terminate Mr. Bradley with cause he is entitled to his salary accrued through the effective date of the termination notice and the reimbursement of any expenses.

Management Agreement

On June 10, 2005, we entered into a management agreement with our sponsor. Pursuant to the terms of this agreement, our sponsor will provide management, consulting and financial services to us, subject to the supervision of our Board. In exchange for these services, we will pay our sponsor an annual management fee of $675,000. In addition to this fee, our sponsor is also entitled to additional compensation for the introduction or negotiation of any transactions not in the ordinary course of business or pursuant to which we acquire or dispose of any business operations. The amount of any such additional compensation shall be determined by good faith negotiations between our sponsor and our Board, except that in the case of a sale of a majority of our stock or all or substantially all of our assets to a third party, our sponsor is entitled to 1% of the aggregate sale transaction value. We have also agreed to reimburse our sponsor for any expenses incurred in the performance of its duties under the management agreement. The agreement terminates in June 2015 or upon a material breach by either party that remains uncured after 10 business days’ notice to the breaching party.

DESCRIPTION OF SENIOR REVOLVING CREDIT FACILITY

Summary

In August 2005, we entered into a $20 million senior revolving credit facility. Set forth below is a summary of the terms of the credit facility.

Collateral

Our senior revolving credit facility is secured by a first priority perfected security interest in existing and future accounts receivable, inventories, and other associated working capital assets and by a second position in our real property and other tangible and intangible assets.

Interest Rates and Fees

Interest accrues on amounts outstanding under our senior revolving credit facility at floating rates equal to either the prime rate of interest in effect from time to time (plus .25% in certain circumstances) or LIBOR plus 1.75% to 2.50% based on the amount of availability under our new senior credit facility. Our senior revolving credit facility will contain certain customary fees, including servicing fees, unused facility fees and pre-payment fees.

Covenants

Our senior revolving credit facility contains customary covenants that restrict our ability to, among other things:

•	declare dividends;

•	prepay, redeem or purchase debt;

•	incur liens;

•	make loans and investments;

•	make capital expenditures;

•	incur additional indebtedness;

•	engage in mergers, acquisitions and asset sales;

•	enter into transactions with affiliates; and

•	engage in businesses that are not related to our business.

Our senior revolving credit facility also includes financial covenants that, among others, require us to meet minimum levels of EBITDA (as defined in the credit agreement) and maintain specified coverage ratios.

Events of Default

Our senior revolving credit facility contains customary events of default, including, but not limited to:

•	non-payment of principal, interest or fees;

•	violations of certain covenants;

•	certain bankruptcy-related events;

•	inaccuracy of representations and warranties in any material respect; and

•	cross defaults with certain other indebtedness and agreements.

Maturity

Our senior revolving credit facility matures on August 25, 2008.

DESCRIPTION OF THE EXCHANGE NOTES

The old notes were issued, and the exchange notes will be issued, under an indenture, dated as of August 25, 2005 (the “Indenture”), among CitiSteel, The Bank of New York, as trustee (the “Trustee”), and the Initial Subsidiary Guarantors, as subsidiary guarantors. The terms of the old notes and the exchange notes (collectively, the “Notes”) include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939.

The following is a summary of the material provisions of the Indenture but does not restate the Indenture in its entirety. You can find the definitions of certain capitalized terms used in the following summary under the subheading “—Definitions.” We urge you to read the Indenture because it, and not this description, defines your rights as holders of the Notes. A copy of the Indenture is filed as an exhibit to the registration statement to which this prospectus is a part. For purposes of this “Description of the Exchange Notes,” the term “Company” means CitiSteel and its successors under the Indenture, excluding its subsidiaries.

The Trustee will initially act as paying agent and registrar for the Notes. You may present Notes for registration of transfer and exchange at the offices of the registrar, which initially will be the Trustee’s corporate trust office. No service charge will be made for any registration of transfer or exchange or redemption of Notes, but we may require payment in certain circumstances of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection therewith. We may change any paying agent and registrar without notice to Holders. We will pay principal (and premium, if any) on the Notes at the Trustee’s corporate trust office in New York, New York. At our option, we may pay interest and Additional Interest, if any, at the Trustee’s corporate trust office or by check mailed to the registered address of each Holder.

Brief Description of the Notes and the Guarantees

The Notes

The Notes:

•	are senior secured obligations of the Company;

•	rank equally in right of payment with all other senior obligations of the Company and senior in right of payment to all Indebtedness that by its terms is subordinated to the Notes;

•	are secured by security interests in substantially all of the assets of the Company, including a pledge of all of the stock of our existing and future Subsidiaries (provided that the pledge of the Voting Stock of each of our existing and future Foreign Subsidiaries is limited to 65% of the Voting Stock of any Foreign Subsidiary directly owned by the Company or any Guarantor), subject to Permitted Liens;

•	are effectively subordinated to all of the Indebtedness incurred under the Credit Agreement to the extent of the value of such collateral that secures such Indebtedness and is not Priority Collateral; and

•	are unconditionally guaranteed, jointly and severally, on a senior secured basis by all of the Company’s existing and future, direct and indirect, Domestic Restricted Subsidiaries, as set forth under “Guarantees” below.

The Guarantees

The Notes are guaranteed by all of our existing and future, direct and indirect, Domestic Restricted Subsidiaries. Each Guarantee of a Guarantor:

•	is a senior secured obligation of such Guarantor;

•	ranks equally in right of payment with all other senior obligations of such Guarantor and senior in right of payment to all Indebtedness that by its terms is subordinated to the Guarantee of such Guarantor;

•	is secured by security interests in substantially all of the assets of such Guarantor, including a pledge of all of the stock of such Guarantor’s existing and future Subsidiaries (provided that the pledge of the Voting Stock of each such existing and future Foreign Subsidiary is limited to 65% of the Voting Stock of any such Foreign Subsidiary directly owned by such Guarantor), subject to Permitted Liens; and

•	is effectively subordinated to the Guarantee of such Guarantor of all of the Indebtedness incurred under the Credit Agreement to the extent of the value of the collateral that secures such Guarantee and is not Priority Collateral.

As of December 31, 2005, there is no outstanding debt ranking equally in right of payment with the Notes or the Guarantees, as the case may be.

Pursuant to the terms of the Intercreditor Agreement, the Lien on the Priority Collateral that secures the Notes and the Guarantees is contractually senior to the Lien thereon securing the Credit Agreement and the Lien on the Collateral that is not Priority Collateral that secures the Notes and the Guarantees is contractually subordinated to the Lien thereon securing the Credit Agreement.

Principal, Maturity and Interest

The Company issued the Notes in fully registered form in denominations of $1,000 and integral multiples thereof. The Notes are unlimited in aggregate principal amount, of which $172.0 million in aggregate principal amount of old notes were issued. The Company may issue additional Notes (“Additional Notes”) from time to time, subject to the limitations set forth under “Certain Covenants—Limitation on Incurrence of Additional Indebtedness.” The Notes and any Additional Notes will be substantially identical other than the issuance dates and the dates from which interest will accrue. Unless the context otherwise requires, for all purposes of the Indenture and this “Description of the Exchange Notes,” references to the Notes include any Additional Notes actually issued. Any Notes that remain outstanding after the completion of the exchange offer, together with the exchange notes issued in connection with the exchange offer, will be treated as a single class of securities under the Indenture. Any Additional Notes issued will be secured, equally and ratably with the Notes. As a result, the issuance of Additional Notes will have the effect of diluting the security interest of the Collateral for the then outstanding Notes. Because, however, any Additional Notes may not be fungible with the Notes for federal income tax purposes, they may have a different CUSIP number or numbers and be represented by a different global Note or Notes.

The Notes mature on September 1, 2010.

Interest on the Notes is due and payable semiannually in cash on each March 1 and September 1, commencing on March 1, 2006, to the Persons who are registered Holders at the close of business on each February 15 and August 15 immediately preceding the applicable interest payment date. Interest on the Notes accrues, with respect to the period from and including the Issue Date to but excluding the first interest payment date after the Issue Date and each successive six-month period from and including each interest payment date to but excluding the following interest payment date (each, an “Interest Accrual Period”), at a rate equal to LIBOR (as defined below) plus a margin of 7.500% per annum.

The Company has appointed the Trustee (the “Calculation Agent”) to calculate the interest rate for the Notes. “LIBOR” will be determined by the Calculation Agent in accordance with the following provisions:

(i) LIBOR for any Interest Accrual Period is equal to the rate, as determined by the Calculation Agent, for six-month U.S. dollar deposits which appears on the Telerate Page 3750 as of 11:00 a.m., London time, on the applicable LIBOR Determination Date (as defined below) as reported by Bloomberg Financial Markets Commodities News.

(ii) If, on any LIBOR Determination Date, such rate does not appear on the Telerate Page 3750, the Calculation Agent will determine the arithmetic mean of the offered quotations of the Reference Banks (as defined below) to prime banks in the London interbank market for Eurodollar deposits for the relevant term by reference to requests for quotations as of approximately 11:00 a.m., London time, on such LIBOR Determination Date made by the Calculation Agent to the Reference Banks. If, on the LIBOR Determination Date, at least two of the Reference Banks provide such quotations, LIBOR will equal such arithmetic mean. If, on any LIBOR Determination Date, only one or none of the Reference Banks provide such quotations, LIBOR will be deemed to be the arithmetic mean of the offered quotations that the leading banks in The City of New York selected by the Calculation Agent, after consultation with the Company, are quoting on the relevant LIBOR Determination Date for U.S. dollar deposits for the relevant term, to the principal London offices of leading banks in the London interbank market.

(iii) If the Calculation Agent is required but is unable to determine a rate in accordance with at least one of the procedures provided above, LIBOR with respect to such Interest Accrual Period will be LIBOR as calculated on the immediately preceding LIBOR Determination Date.

For the purpose of clause (ii) above, all percentages resulting from such calculations will be rounded, if necessary, to the nearest one thirty-second of a percentage point and, for purposes of clause (iii) above, all percentages resulting from such calculations will be rounded, if necessary, to the nearest one hundred-thousandth of a percentage point.

As used herein:

“LIBOR Determination Date” means, with respect to any Interest Accrual Period, the second London Banking Day prior to the first day of such Interest Accrual Period.

“London Banking Day” means any day on which commercial banks are open for business, including dealings in foreign exchange and foreign currency deposits, in London.

“Reference Banks” means four major banks in the London interbank market selected by the Calculation Agent.

“Telerate Page 3750” means the display page currently so designated on the Moneyline Telerate Service or such other page as may replace such page on such service for the purpose of displaying comparable rates.

The Company will pay interest on overdue principal at 1% per annum in excess of the above rate and will pay interest on overdue installments of interest at such higher rate to the extent lawful. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Additional Interest may accrue on the Notes in certain circumstances pursuant to the Registration Rights Agreement.

Collateral

Pursuant to the terms of the Collateral Agreements, the Notes and the Guarantees are secured by substantially all of the assets of the Company and the Guarantors, including a pledge of the Capital Stock of each Subsidiary owned directly by the Company and the Guarantors; provided, however, that no such pledge will include more than 65% of the Voting Stock of each Foreign Subsidiary directly owned by the Company or any Guarantor.

The Collateral securing the Notes and the Guarantees also serves as collateral to secure the obligations under the Credit Agreement. The Company, the Guarantors and the Collateral Agent, on behalf of itself, the Trustee and the Holders, and the Administrative Agent, on behalf of the Lenders, have entered into the Intercreditor Agreement. The Intercreditor Agreement provides, among other things, that (1) Liens on the Priority Collateral securing the Notes are contractually senior to the Liens in favor of the Administrative Agent under the Credit Agreement, and consequently, the Holders will be entitled to receive proceeds from the foreclosure of any such assets prior to the Lenders, (2) Liens on all other assets securing the Notes are contractually subordinated to the security interests in favor of the Administrative Agent under the Credit Agreement, and consequently, the Lenders will be entitled to receive proceeds from the foreclosure of any such assets prior to the Holders, (3) during any insolvency proceedings, the Administrative Agent and the Collateral Agent will coordinate their efforts to give effect to the relative priority of their security interests in the Collateral and (4) the procedure for enforcing the Liens on the Collateral, including (a) the distribution of sale, insurance or other proceeds of the Collateral and (b) permitting the Administrative Agent and the Lenders under the Credit Agreement to enter into and use the Collateral securing the Notes in order to realize on their collateral.

Upon the occurrence of an Event of Default, the proceeds from the sale of Collateral securing the Notes and the Guarantees may be insufficient to satisfy the Company’s and the Guarantors’ obligations under the Notes and Guarantees, respectively. No appraisals of any of the Collateral have been prepared in connection with the issuance of the Notes. Moreover, the amount to be received upon such a sale would be dependent upon numerous factors, including the condition, age and useful life of the Collateral at the time of the sale, as well as the timing and manner of the sale. By its nature, all or some of the Collateral will be illiquid and may have no readily ascertainable market value. Accordingly, there can be no assurance that the Collateral, if saleable, can be sold in a short period of time.

Subject to the terms of the Collateral Agreements, the Company and the Guarantors have the right to remain in possession and retain exclusive control of the Collateral securing the Notes (other than as set forth in the Collateral Agreements), to freely operate the Collateral and to collect, invest and dispose of any income therefrom.

Subject to the restrictions on incurring Indebtedness in the Indenture, the Company and its Restricted Subsidiaries also have the right to grant Liens securing Capital Lease Obligations and Purchase Money Obligations constituting Permitted Indebtedness and to acquire any such assets subject to such Liens.

To the extent third parties hold Permitted Liens, such third parties may have rights and remedies with respect to the property subject to such Liens that, if exercised, could adversely affect the value of the Collateral. Given the intangible nature of certain of the Collateral, any such sale of such Collateral separately from the assets of the Company as a whole may not be feasible. The ability of the Company or any Guarantor to grant a security interest in certain Collateral may be limited by legal or other logistical considerations. The ability of the Holders to realize upon the Collateral may be subject to certain bankruptcy law limitations in the event of a bankruptcy. See “Certain Bankruptcy and Other Limitations.”

The Company is permitted to form new Restricted Subsidiaries and to transfer all or a portion of the Collateral to one or more of its Restricted Subsidiaries that are Domestic Restricted Subsidiaries; provided, that each such new Domestic Restricted Subsidiary will be required to execute a Guarantee in respect of the Company’s obligations under the Notes and the Indenture and a supplement to the Security Agreement granting to the Collateral Agent a security interest in all of the assets of such Domestic Restricted Subsidiary on the same basis and subject to the same limitations as described in this section.

So long as no Event of Default shall have occurred and be continuing, and subject to certain terms and conditions in the Indenture and the Collateral Agreements (including, without limitation, the Intercreditor Agreement), each of the Company and the Guarantors are entitled to receive all cash dividends, interest and other payments made upon or with respect to the equity interests of any of its Subsidiaries and to exercise any voting, consensual rights and other rights pertaining to such Collateral pledged by it. Upon the occurrence and during the continuance of an Event of Default, subject to the terms of the Intercreditor Agreement, upon notice from the Collateral Agent, (a) all rights of the Company or such Guarantor, as the case may be, to exercise such voting, consensual rights, or other rights shall cease and all such rights shall become vested in the Collateral Agent, which, to the extent permitted by law, shall have the sole right to exercise such voting, consensual rights or other rights, (b) all rights of the Company or such Guarantor, as the case may be, to receive cash dividends, interest and other payments made upon or with respect to the Collateral shall cease, and such cash dividends, interest and other payments shall be paid to the Collateral Agent, and (c) the Collateral Agent may sell the Collateral or any part thereof in accordance with, and subject to the terms of, the Collateral Agreements. Subject to the Intercreditor Agreement, all funds distributed under the Collateral Agreements and received by the Collateral Agent for the ratable benefit of the Holders shall be distributed by the Collateral Agent in accordance with the provisions of the Indenture.

The collateral release provisions of the Indenture permit the release of Collateral without substitution of collateral having at least equal value under certain circumstances, including asset sales or dispositions made in compliance with the Indenture.

The Company will be entitled to releases of assets included in the Collateral from the Liens securing the Notes under any one or more of the following circumstances:

(1) to enable the Company to consummate asset sales or dispositions that are not Asset Sales or that are Asset Sales permitted under the covenant described below under the caption “—Limitation on Asset Sales;”

(2) if any Subsidiary that is a Guarantor is released from its Guarantee in accordance with the terms of the Indenture, that Subsidiary’s assets will also be released;

(3) if the Company exercises its legal defeasance option or our covenant defeasance option as described below under the caption “Legal Defeasance and Covenant Defeasance;” or

(4) upon satisfaction and discharge of the Indenture or payment in full in cash of the principal of, and premium, if any, accrued and unpaid interest and Additional Interest, if any, on, the Notes and all other Obligations that are then due and payable.

Certain Bankruptcy and Other Limitations

The right of the Collateral Agent to repossess and dispose or otherwise exercise remedies in respect of the Collateral upon the occurrence of an Event of Default is likely to be significantly impaired by applicable bankruptcy law if a bankruptcy proceeding were to be commenced by or against the Company or any of its Domestic Restricted Subsidiaries prior to the Collateral Agent having repossessed and disposed of the Collateral or otherwise completed the exercise of its remedies with respect to the Collateral. Under the Bankruptcy Code, a secured creditor such as the Collateral Agent is prohibited from repossessing its security from a debtor in a bankruptcy case, or from disposing of security repossessed from such debtor, without bankruptcy court approval. Moreover, the Bankruptcy Code permits the debtor to continue to retain and to use collateral even though the debtor is in default under the applicable debt instruments; provided that, under the Bankruptcy Code, the secured creditor is given “adequate protection.” The meaning of the term “adequate protection” may vary according to circumstances, but it is intended in general to protect the value of the secured creditor’s interest in the collateral securing the obligations owed to it and may include cash payments or the granting of additional security, if and at such times as the bankruptcy court in its discretion determines, for any diminution in the value of such collateral as a result of the stay of repossession or disposition or any use of the collateral by the debtor during the pendency of the bankruptcy case. In view of the lack of a precise definition of the term “adequate protection” and the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments under the Notes or the Guarantees could be delayed following commencement of a bankruptcy case, whether or when the Collateral Agent could repossess or dispose of the Collateral or whether or to what extent Holders would be compensated for any delay in payment or loss of value of the Collateral through the requirement of “adequate protection.”

Moreover, the Collateral Agent may need to evaluate the impact of the potential liabilities before determining to foreclose on Collateral consisting of real property because a secured creditor that holds a lien on real property may be held liable under environmental laws for the costs of remediating or preventing release or threatened releases of hazardous substances at such real property. Consequently, the Collateral Agent may decline to foreclose on such Collateral or exercise remedies available if it does not receive indemnification to its satisfaction from the Holders.

In addition, because a portion of the Collateral may consist of pledges of a portion of the Capital Stock of certain of our future Foreign Subsidiaries, the validity of those pledges under applicable foreign law, and the ability of the Holders to realize upon that Collateral under applicable foreign law, to the extent applicable, may be limited by such law, which limitations may or may not affect such Liens.

The Collateral Agent’s ability to foreclose on the Collateral may be subject to lack of perfection, the consent of third parties, prior liens and practical problems associated with the realization of the Collateral Agent’s Lien on the Collateral.

Guarantees

The full and prompt payment of the Company’s payment obligations under the Notes and the Indenture is guaranteed, jointly and severally, by all existing and future, direct and indirect, Domestic Restricted Subsidiaries. Each Guarantor has fully and unconditionally guaranteed on a senior secured basis (each a “Guarantee” and, collectively, the “Guarantees”), jointly and severally, to each Holder and the Trustee, the full and prompt performance of the Company’s Obligations under the Indenture and the Notes, including the payment of principal of, interest on, premium, if any, on and Additional Interest, if any, on the Notes. The Guarantee of each Guarantor ranks senior in right of payment to all existing and future subordinated Indebtedness of such Guarantor and equally in right of payment with all other existing and future senior Indebtedness of such Guarantor. The obligations of each Guarantor is limited to the maximum amount which, after giving effect to all other contingent and fixed liabilities of such Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Guarantee or pursuant to its contribution obligations under the Indenture, will result in the obligations of such Guarantor under the Guarantee not constituting a fraudulent conveyance or fraudulent transfer under federal or state law. The net worth of any Guarantor for such purpose shall include any claim of such Guarantor against the Company for reimbursement and any claim against any other Guarantor for contribution. Each Guarantor may consolidate with or merge into or sell its assets to the Company or another Guarantor without limitation. See “Certain Covenants—Mergers, Consolidation and Sale of Assets” and “—Limitation on Asset Sales.”

Notwithstanding the foregoing, a Guarantor will be released from its Guarantee without any action required on the part of the Trustee or any Holder:

(1) if (a) all of the Capital Stock issued by such Guarantor or all or substantially all of the assets of such Guarantor are sold or otherwise disposed of (including by way of merger or consolidation) to a Person other than the Company or any of its Domestic Restricted Subsidiaries or (b) such Guarantor ceases to be a Restricted Subsidiary, and the Company otherwise complies, to the extent applicable, with the covenant described below under “Certain Covenants—Limitation on Asset Sales”;

(2) if the Company designates such Guarantor as an Unrestricted Subsidiary in accordance with the covenant described below under “Certain Covenants—Limitation on Restricted Payments”;

(3) if the Company exercises its legal defeasance option or its covenant defeasance option as described below under the caption “Legal Defeasance and Covenant Defeasance”; or

(4) upon satisfaction and discharge of the Indenture or payment in full in cash of the principal of, and premium, if any, accrued and unpaid interest and Additional Interest, if any, on, the Notes and all other Obligations that are then due and payable.

At the Company’s request and expense, the Trustee will execute and deliver an instrument evidencing such release. A Guarantor may also be released from its obligations under its Guarantee in connection with a permitted amendment of the Indenture. See “Modification of the Indenture.”

As of the date of this prospectus, all of our Subsidiaries are Restricted Subsidiaries. However, under certain circumstances described below under the subheading “Certain Covenants—Limitation on Restricted Payments,” the Company will be permitted to designate certain of its Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to the restrictive covenants of the Indenture and will not guarantee the Notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-Guarantor Subsidiaries, the non-Guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to the Company.

Redemption

Optional Redemption on or after September 1, 2006. At any time on or after September 1, 2006, the Company may redeem the Notes, at its option, in whole or in part, upon not less than 30 nor more than 60 days’ notice, at the following redemption prices (expressed as percentages of the principal amount thereof) if redeemed during the twelve-month period commencing on September 1 of the year set forth below:

Year	Percentage
2006	103.0%
2007	102.0%
2008	101.0%
2009 and thereafter	100.0%

In addition, the Company must pay accrued and unpaid interest and Additional Interest, if any, on the Notes redeemed to the redemption date.

Selection and Notice of Redemption

In the event that the Company chooses to redeem less than all of the Notes, selection of the Notes for redemption will be made by the Trustee either:

(1) in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed; or

(2) if the Notes are not then listed on a national securities exchange, on a pro rata basis, by lot or by such method as the Trustee may reasonably determine is fair and appropriate.

No Notes of a principal amount of $1,000 or less shall be redeemed in part and Notes of a principal amount in excess of $1,000 may be redeemed in part in multiples of $1,000 only.

Notice of redemption will be mailed by first-class mail at least 30 but not more than 60 days before the redemption date to each Holder to be redeemed at its registered address. If Notes are to be redeemed in part only, the notice of redemption shall state the portion of the principal amount thereof to be redeemed. A new Note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note (or appropriate adjustments to the amount and beneficial interests in the Global Note will be made).

The Company will pay the redemption price for any Note together with accrued and unpaid interest and Additional Interest, if any, thereon through the date of redemption. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption as long as the Company has deposited with the paying agent funds in satisfaction of the applicable redemption price pursuant to the Indenture.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

The Company is not required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, the Company may be required to offer to purchase the Notes as described under the captions “Repurchase upon Change of Control” and “Certain Covenants—Limitation on Asset Sales.” The Company may at any time and from time to time purchase Notes in the open market or otherwise.

Repurchase upon Change of Control

Upon the occurrence of a Change of Control, each Holder will have the right to require that the Company purchase all or a portion (in integral multiples of $1,000) of such Holder’s Notes using immediately available funds pursuant to the offer described below (the “Change of Control Offer”), at a purchase price in cash equal to 101% of the principal amount thereof on the date of purchase, plus accrued and unpaid interest and Additional Interest, if any, to the date of purchase.

Within 30 days following the date upon which the Change of Control occurred, the Company must send, by registered first-class mail, an offer to each Holder, with a copy to the Trustee, which offer shall govern the terms of the Change of Control Offer. Such offer shall state, among other things, the purchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the “Change of Control Payment Date”).

Holders electing to have a Note purchased pursuant to a Change of Control Offer will be required to surrender the Note, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the Note completed, to the paying agent at the address specified in the notice prior to the close of business on the third business day prior to the Change of Control Payment Date. If only a portion of a Note is purchased pursuant to a Change of Control Offer, a new Note in a principal amount equal to the portion thereof not purchased will be issued in the name of the Holder thereof upon cancellation of the original Note (or appropriate adjustments to the amount and beneficial interests in a Global Note will be made). Notes (or portions thereof) purchased pursuant to a Change of Control Offer will be cancelled and cannot be reissued.

The Company will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Company and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

If a Change of Control Offer is made, there can be no assurance that the Company will have available funds sufficient to pay the Change of Control purchase price for all the Notes that might be delivered by Holders seeking to accept the Change of Control Offer. In the event the Company is required to purchase outstanding Notes pursuant to a Change of Control Offer, the Company expects that it would seek third party financing to the extent it does not have available funds to meet its purchase obligations. However, there can be no assurance that the Company would be able to obtain such financing and the terms of the Credit Agreement and/or the Indenture may restrict the ability of the Company to obtain such financing.

Restrictions in the Indenture described herein on the ability of the Company and its Restricted Subsidiaries to incur additional Indebtedness, to grant Liens on its property, to make Restricted Payments and to make Asset Sales may also make more difficult or discourage a takeover of the Company, whether favored or opposed by the management or the Board of Directors of the Company. Consummation of any such Asset Sales in certain circumstances may require redemption or repurchase of the Notes, and there can be no assurance that the Company or the acquiring party will have sufficient financial resources to effect such redemption or repurchase. Such restrictions and the restrictions on transactions with Affiliates may, in certain circumstances, make more difficult or discourage any leveraged buyout of the Company or any of its Subsidiaries by the management of the Company. While such restrictions cover a wide variety of arrangements that have traditionally been used to effect highly leveraged transactions, the Indenture may not afford the Holders protection in all circumstances from the adverse aspects of a highly leveraged transaction, reorganization, restructuring, merger, recapitalization or similar transaction.

One of the events that constitutes a Change of Control under the Indenture is the disposition of “all or substantially all” of the Company’s assets under certain circumstances. This term has not been interpreted under New York law (which is the governing law of the Indenture) to represent a specific quantitative test. As a consequence, in the event Holders elect to require the Company to purchase the Notes and the Company elects to contest such election, there can be no assurance as to how a court interpreting New York law would interpret the phrase under such circumstances.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Repurchase upon Change of Control” provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the “Repurchase upon Change of Control” provisions of the Indenture by virtue thereof.

Excess Cash Flow Offer

If the Company has Excess Cash Flow (i) for the period from August 25, 2005 to December 31, 2005 (the “Initial Period”) and (ii) subsequent to the Initial Period, for any fiscal year (the “Relevant Fiscal Year”), commencing with the fiscal year ending on December 31, 2006, then the Company shall apply an amount (the “Excess Cash Flow Offer Amount”) equal to 75% of such Excess Cash Flow for such period to make an offer to the Holders to repurchase all or a portion (in integral multiples of $1,000) of their Notes with an aggregate repurchase price in cash equal to the Excess Cash Flow Offer Amount pursuant to and subject to the conditions contained in the Indenture (an “Excess Cash Flow Offer”).

Within 90 days after the end of any fiscal year (or portion thereof) with respect to which the Company is required to make an Excess Cash Flow Offer pursuant to the immediately preceding paragraph, the Company must send, by registered first-class mail, an offer to each Holder, with a copy to the Trustee, which offer shall govern the terms of the Excess Cash Flow Offer. Such offer shall state, among other things, the repurchase date, which must be no earlier than 30 days nor later than 60 days from the date such notice is mailed, other than as may be required by law (the “Excess Cash Flow Offer Payment Date”).

Holders electing to have a Note purchased pursuant to an Excess Cash Flow Offer will be required to surrender the Note, with the form entitled “Option of Holder to Elect Purchase” on the reverse of the Note completed, to the paying agent at the address specified in the notice prior to the close of business on the third business day prior to the Excess Cash Flow Offer Payment Date. If only a portion of a Note is purchased pursuant to an Excess Cash Flow Offer, a new Note in a principal amount equal to the portion thereof not purchased will be issued in the name of the Holder thereof upon cancellation of the original Note (or appropriate adjustments to the amount and beneficial interests in a Global Note will be made). Notes (or portions thereof) purchased pursuant to an Excess Cash Flow Offer will be cancelled and cannot be reissued.

With respect to each Excess Cash Flow Offer, the Company shall be entitled to reduce the applicable Excess Cash Flow Offer Amount with respect thereto by the aggregate repurchase price of any Notes theretofore repurchased by the Company in the open market (to the extent such amount has not previously reduced any Excess Cash Flow Offer Amount). If the aggregate repurchase price of Notes tendered pursuant to any Excess Cash Flow Offer is less than the applicable Excess Cash Flow Offer Amount, the Company may, subject to the other provisions of the Indenture, use any such Excess Cash Flow for any other lawful purpose.

In each Excess Cash Flow Offer, the Company will be required to repurchase Notes validly tendered in response to such Excess Cash Flow Offer at a purchase price in cash equal to 102% of their principal amount (without premium), plus accrued but unpaid interest and Additional Interest, if any, thereon to the Excess Cash Flow Offer Payment Date, in accordance with the procedures (including proration in the event of oversubscription) set forth in the Indenture. The Company will not be required to make an Excess Cash Flow Offer if the Excess Cash Flow (i) for the Initial Period is less than $700,000 or (ii) for such Relevant Fiscal Year is less than $2.0 million.

If an Excess Cash Flow Offer is made, there can be no assurance that the Company will have available funds sufficient to pay the Excess Cash Flow purchase price for all the Notes that might be delivered by Holders seeking to accept the Excess Cash Flow Offer.

Notwithstanding the foregoing, the repurchase of Notes by the Company pursuant to any Excess Cash Flow Offer shall not be required if it would breach any covenant under the Credit Agreement that prohibits the consummation of the applicable Excess Cash Flow Offer and shall be limited to amounts as provided under the Credit Agreement.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to an Excess Cash Flow Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Excess Cash Flow Offer” provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the “Excess Cash Flow Offer” provisions of the Indenture by virtue thereof.

Certain Covenants

The Indenture contains, among others, the following covenants:

Limitation on Incurrence of Additional Indebtedness. (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume, guarantee, acquire, become liable, contingently or otherwise, with respect to, or otherwise become responsible for payment of (collectively, “incur”) any Indebtedness (other than Permitted Indebtedness); provided, however, that if no Default or Event of Default shall have occurred and be continuing at the time of or as a consequence of the incurrence of any such Indebtedness, the Company or any of its Restricted Subsidiaries that is or, upon such incurrence, becomes a Guarantor may incur Indebtedness (including, without limitation, Acquired Indebtedness) that is subordinated to and matures at least 91 days after the Notes if on the date of the incurrence of such Indebtedness the Consolidated Fixed Charge Coverage Ratio of the Company will be, after giving effect to the incurrence thereof, greater than 2.50 to 1.0.

(b) The Company will not, and will not permit any of its Domestic Restricted Subsidiaries to, directly or indirectly, incur any Indebtedness which by its terms (or by the terms of any agreement governing such Indebtedness) is subordinated to any other Indebtedness of the Company or such Domestic Restricted Subsidiary unless such Indebtedness is also by its terms (or by the terms of any agreement governing such Indebtedness) made expressly subordinate to the Obligations of the Company or such Domestic Restricted Subsidiary under (i) in the case of the Company, the Notes and the Indenture or (ii) in the case of such Domestic Restricted Subsidiary, its Guarantee and the Indenture, in each case, to the same extent and in the same manner as such Indebtedness is subordinated pursuant to subordination provisions that are most favorable to the holders of any other Indebtedness of the Company or such Domestic Restricted Subsidiary.

Limitation on Restricted Payments. The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly:

(1) declare or pay any dividend or make any distribution (other than dividends or distributions payable in Qualified Capital Stock of the Company and dividends and distributions payable to the Company or another Restricted Subsidiary of the Company) on or in respect of shares of Capital Stock of the Company or its Restricted Subsidiaries to holders of such Capital Stock;

(2) purchase, redeem or otherwise acquire or retire for value any Capital Stock of the Company or its Restricted Subsidiaries (other than any such Capital Stock held by the Company or any Restricted Subsidiary);

(3) make any principal payment on, purchase, defease, redeem, prepay, decrease or otherwise acquire or retire for value, prior to any scheduled final maturity, scheduled repayment or scheduled sinking fund payment, any Indebtedness of the Company or any Guarantor that is subordinate or junior in right of payment to the Notes or a Guarantee; or

(4) make any Investment (other than Permitted Investments),

(each of the foregoing actions set forth in clauses (1), (2), (3) and (4) being referred to as a “Restricted Payment”), if at the time of such Restricted Payment or immediately after giving effect thereto:

(i) a Default or an Event of Default shall have occurred and be continuing;

(ii) the Company is not able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the covenant described under “—Limitation on Incurrence of Additional Indebtedness;” or

(iii) the aggregate amount of Restricted Payments (including such proposed Restricted Payment) made subsequent to the Issue Date (the amount expended for such purposes, if other than in cash, being the Fair Market Value of such property at the time of the making thereof) shall exceed the sum of:

(A) 25% of the cumulative Consolidated Net Income (or if cumulative Consolidated Net Income is a loss, minus 100% of such loss) of the Company earned during the period beginning on the first day of the first fiscal quarter after September 1, 2007 and ending on the last day of the Company’s most recent fiscal quarter ending prior to the date the Restricted Payment occurs for which financial statements are available (the “Reference Date”) (treating such period as a single accounting period); plus

(B) 100% of the aggregate net cash proceeds received by the Company from any Person (other than a Subsidiary of the Company) from the issuance and sale subsequent to the Issue Date and on or prior to the Reference Date of Qualified Capital Stock of the Company; plus

(C) without duplication of any amounts included in clause (iii)(B) above, 100% of the aggregate net cash proceeds of any equity contribution received by the Company from a holder of the Company’s Capital Stock subsequent to the Issue Date and on or prior to the Reference Date; plus

(D) 100% of the aggregate net cash proceeds received from the issuance of Indebtedness or shares of Disqualified Capital Stock of the Company that have been converted into or exchanged for Qualified Capital Stock of the Company subsequent to the Issue Date and on or prior to the Reference Date; plus

(E) an amount equal to the sum of (i) the net reduction in the Investments (other than Permitted Investments) made by the Company or any of its Restricted Subsidiaries in any Person resulting from repurchases, repayments or redemptions of such Investments by such Person, proceeds realized on the sale of such Investment and proceeds representing the return of capital (excluding dividends and distributions), in each case received by the Company or any of its Restricted Subsidiaries, and (ii) to the extent such Person is an Unrestricted Subsidiary, the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Unrestricted Subsidiary at the time such Unrestricted Subsidiary is designated a Restricted Subsidiary; provided, however, that the foregoing sum shall not exceed, in the case of any such Person or Unrestricted Subsidiary, the amount of Investments (excluding Permitted Investments) previously made (and treated as a Restricted Payment) by the Company or any of its Restricted Subsidiaries in such Person or Unrestricted Subsidiary.

In the case of clauses (iii)(B) and (C) above, any net cash proceeds from issuances and sales of Qualified Capital Stock of the Company financed directly or indirectly using funds borrowed from the Company or any Subsidiary of the Company, shall be excluded until and to the extent such borrowing is repaid.

Notwithstanding the foregoing, the provisions set forth in the immediately preceding paragraph do not prohibit:

(1) the payment of any dividend or other distribution or redemption within 60 days after the date of declaration of such dividend or call for redemption if such payment would have been permitted on the date of declaration or call for redemption;

(2) the acquisition of any shares of Qualified Capital Stock of the Company, either (i) solely in exchange for other shares of Qualified Capital Stock of the Company or (ii) through the application of net proceeds of a sale for cash (other than to a Subsidiary of the Company) of shares of Qualified Capital Stock of the Company within 60 days after such sale;

(3) the acquisition of any Indebtedness of the Company or the Guarantors that is subordinate or junior in right of payment to the Notes and Guarantees either (i) solely in exchange for shares of Qualified Capital Stock of the Company, or (ii) through the application of net proceeds of a sale for cash (other than to a Subsidiary of the Company) within 60 days after such sale of (a) shares of Qualified Capital Stock of the Company or (b) if no Default or Event of Default would exist after giving effect thereto, Refinancing Indebtedness;

(4) an Investment either (i) solely in exchange for shares of Qualified Capital Stock of the Company or (ii) through the application of the net proceeds of a sale for cash (other than to a Subsidiary of the Company) of shares of Qualified Capital Stock of the Company within 60 days after such sale;

(5) the repurchase or other acquisition of shares of Capital Stock of the Company from employees, former employees, directors or former directors of the Company (or permitted transferees of such employees, former employees, directors or former directors), pursuant to the terms of the agreements (including employment agreements) or plans (or amendments thereto) approved by the Board of Directors of the Company under which such individuals purchase or sell or are granted the option to purchase or sell, shares of such Capital Stock; provided, however, that the aggregate amount of such repurchases and other acquisitions in any calendar year shall not exceed $500,000;

(6) repurchases of Capital Stock deemed to occur upon exercise of stock options, warrants or other similar rights if such Capital Stock represents a portion of the exercise price (and related withholding tax) of such options, warrants or other similar rights;

(7) payments or distributions to dissenting stockholders of Capital Stock of the Company pursuant to applicable law, pursuant to or in connection with a consolidation, merger or transfer of assets that complies with the provisions of the Indenture applicable to mergers, consolidations and transfers of all or substantially all of the property and assets of the Company or any of its Restricted Subsidiaries;

(8) the application of the proceeds from the issuance of the Notes on the Issue Date as described under the “Use of Proceeds” section of this prospectus; and

(9) other Restricted Payments in an aggregate amount not to exceed $2.0 million after September 1, 2007.

In determining the aggregate amount of Restricted Payments made subsequent to the Issue Date in accordance with clause (iii) of the first paragraph of this “Limitation on Restricted Payments” covenant amounts expended pursuant to clauses (1), (2)(ii), 3(ii)(a) and (4)(ii) shall be included in such calculation.

On the last business day of each fiscal quarter the Company shall deliver to the Trustee an Officers’ Certificate stating that the Restricted Payments made by the Company during such fiscal quarter complied with the Indenture and setting forth in reasonable detail the basis upon which the required calculations were computed, which calculations may be based upon the Company’s latest available internal quarterly financial statements.

Limitation on Asset Sales. The Company will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale unless:

(1) the Company or the applicable Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value of the assets sold or otherwise disposed;

(2) at least 75% of the consideration received by the Company or the Restricted Subsidiary, as the case may be, from such Asset Sale is in the form of cash or Cash Equivalents and is received at the time of such disposition; provided that the amount of any liabilities (as shown on the most recent applicable balance sheet) of the Company or such Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes) that are assumed by the transferee of any such assets shall be deemed to be cash for purposes of this provision so long as the documents governing such liabilities provide that there is no further recourse to the Company or any of its Subsidiaries with respect to such liabilities; and

(3) the Company shall apply, or cause such Restricted Subsidiary to apply, the Net Cash Proceeds relating to such Asset Sale within 360 days of receipt thereof either:

(a) to the extent that the assets and property sold pursuant to such Asset Sale do not constitute Priority Collateral, to repay Indebtedness under the Credit Agreement and permanently reduce the commitments thereunder;

(b) to make (or enter into a definitive agreement committing to do so not later than 180 days after the date that is 360 days following the date of receipt of such Net Cash Proceeds) an investment in property, plant, equipment or other non-current assets that replace the properties and assets that were the subject of such Asset Sale (including the repayment of indebtedness incurred in advance to replace such properties or assets) or that will be used or useful in a Permitted Business (including expenditures for maintenance, repair or improvement of existing properties and assets) or the acquisition of all of the Capital Stock of a Person engaged in a Permitted Business; provided that such definitive agreement will be treated as a permitted application of the Net Cash Proceeds from the date of such agreement until and only until the earlier of (x) the date on which such investment or acquisition, as applicable, is consummated and (y) the 180th day following the expiration of the aforementioned 360-day period. If the investment or acquisition, as applicable, contemplated by such definitive agreement is not consummated on or before such 180th day and the Company or such Restricted Subsidiary will not have applied such Net Cash Proceeds pursuant to clause (a) of this paragraph on or before such 180th day, such definitive agreement will be deemed not to have been a permitted application of Net Cash Proceeds; or

(c) to the extent that the assets and property sold pursuant to such Asset Sale do not constitute Priority Collateral, a combination of repayment and investment permitted by the foregoing clauses (3)(a) and (3)(b).

Pending the final application of Net Cash Proceeds, the Company may temporarily reduce revolving credit borrowings or invest such Net Cash Proceeds in Cash Equivalents. On the 361st day after an Asset Sale or such earlier date, if any, as the Board of Directors of the Company or of such Restricted Subsidiary determines not to apply the Net Cash Proceeds relating to such Asset Sale as set forth in clauses (3)(a), (3)(b) or (3)(c) of the preceding paragraph (each, a “Net Proceeds Offer Trigger Date”), such aggregate amount of Net Cash Proceeds which have not been applied on or before such Net Proceeds Offer Trigger Date as permitted in clauses (3)(a), (3)(b) and (3)(c) of the preceding paragraph (each a “Net Proceeds Offer Amount”) shall be applied by the Company or such Restricted Subsidiary to make an offer to purchase (the “Net Proceeds Offer”) on a date (the “Net Proceeds Offer Payment Date”) not less than 30 nor more than 60 days following the applicable Net Proceeds Offer Trigger Date, from all Holders and all holders of other Applicable Indebtedness (other than Indebtedness under the Credit Agreement) containing provisions similar to those set forth in this “Limitation on Asset Sales” covenant on a pro rata basis, the maximum principal amount of Notes and such other Applicable Indebtedness that may be purchased with the Net Proceeds Offer Amount at a price equal to 100% of the principal amount thereof (or if such Indebtedness was issued with original issue discount, 100% of the accreted value), plus accrued and unpaid interest and Additional Interest thereon, if any, to the date of purchase.

The Company may defer any Net Proceeds Offer until there is an aggregate unutilized Net Proceeds Offer Amount equal to or in excess of $5.0 million resulting from one or more Asset Sales in which case the accumulation of such amount shall constitute a Net Proceeds Offer Trigger Date (at which time, the entire unutilized Net Proceeds Offer Amount, and not just the amount in excess of $5.0 million, shall be applied as required pursuant to the immediately preceding paragraph). Upon the completion of each Net Proceeds Offer, the Net Proceeds Offer Amount will be reset at zero.

In the event of the transfer of substantially all (but not all) of the property and assets of the Company and its Restricted Subsidiaries as an entirety to a Person in a transaction permitted under “—Merger, Consolidation and Sale of Assets,” which transaction does not constitute a Change of Control, the successor entity shall be deemed to have sold the properties and assets of the Company and its Restricted Subsidiaries not so transferred for purposes of this covenant, and shall comply with the provisions of this covenant with respect to such deemed sale as if it constituted an Asset Sale. In addition, the Fair Market Value of such properties and assets of the Company or its Restricted Subsidiaries deemed to be sold shall be deemed to be Net Cash Proceeds for purposes of this covenant.

Each notice of a Net Proceeds Offer shall be mailed first class, postage prepaid, to the record Holders as shown on the register of Holders within 20 days following the Net Proceeds Offer Trigger Date, with a copy to the Trustee, and shall comply with the procedures set forth in the Indenture. Upon receiving notice of the Net Proceeds Offer, Holders may elect to tender their Notes in whole or in part in integral multiples of $1,000 in exchange for cash. To the extent Holders properly tender Notes in an amount exceeding the Net Proceeds Offer Amount, Notes of tendering Holders will be purchased on a pro rata basis (based on amounts tendered). A Net Proceeds Offer shall remain open for a period of 20 business days or such longer period as may be required by law.

The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Net Proceeds Offer. To the extent that the provisions of any securities laws or regulations conflict with the “Asset Sale” provisions of the Indenture, the Company shall comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations under the “Asset Sale” provisions of the Indenture by virtue of such compliance.

Limitation on Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries. The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any encumbrance or restriction on the ability of any Restricted Subsidiary of the Company to:

(1) pay dividends or make any other distributions on or in respect of its Capital Stock;

(2) make loans or advances or to pay any Indebtedness or other obligation owed to the Company or any other Restricted Subsidiary of the Company; or

(3) transfer any of its property or assets to the Company or any other Restricted Subsidiary of the Company,

except for such encumbrances or restrictions existing under or by reason of:

(a) applicable law, rule or regulation;

(b) the Indenture;

(c) customary non-assignment provisions of any lease or license of any Restricted Subsidiary of the Company to the extent such provisions restrict the transfer of the lease or license or the property leased or licensed thereunder;

(d) any instrument governing Acquired Indebtedness, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person or the properties or assets of the Person so acquired;

(e) the Credit Agreement (and all replacements or substitutions thereof on terms no more adverse to the Holders and no less favorable or more onerous to the Company and its Restricted Subsidiaries) and the Collateral Agreements;

(f) agreements existing on the Issue Date to the extent and in the manner such agreements are in effect on the Issue Date (and all replacements or substitutions thereof on terms no more adverse to the Holders and no less favorable or more onerous to the Company and its Restricted Subsidiaries);

(g) restrictions on the transfer of assets subject to any Lien permitted under the Indenture;

(h) restrictions imposed by any agreement to sell assets or Capital Stock permitted under the Indenture to any Person pending the closing of such sale;

(i) provisions in joint venture agreements and other similar agreements (in each case relating solely to the respective joint venture or similar entity or the equity interests therein) entered into in the ordinary course of business;

(j) restrictions contained in the terms of the Purchase Money Indebtedness or Capitalized Lease Obligations not incurred in violation of the Indenture; provided, that such restrictions relate only to the assets financed with such Indebtedness;

(k) restrictions in other Indebtedness incurred in compliance with the covenant described under “—Limitation on Incurrence of Additional Indebtedness;” provided that such restrictions, taken as a whole, are, in the good faith judgment of the Company’s Board of Directors, no more materially restrictive with respect to such encumbrances and restrictions than those contained in the existing agreements referenced in clauses (b), (e) and (f) above;

(l) restrictions on cash or other deposits imposed by customers under contracts or other arrangements entered into or agreed to in the ordinary course of business;

(m) restrictions on the ability of any Foreign Restricted Subsidiary to make dividends or other distributions resulting from the operation of covenants contained in documentation governing Indebtedness of such Subsidiary permitted under the Indenture; or

(n) an agreement governing Indebtedness incurred to Refinance the Indebtedness issued, assumed or incurred pursuant to an agreement referred to in clause (b), (d), (e) or (f) above; provided, however, that the provisions relating to such encumbrance or restriction contained in any such Indebtedness are no less favorable to the Company in any material respect as determined by the Board of Directors of the Company in their reasonable and good faith judgment than the provisions relating to such encumbrance or restriction contained in agreements referred to in such clause (b), (d), (e) or (f).

Limitation on Issuances and Sales of Capital Stock of Subsidiaries. The Company will not permit or cause any of its Restricted Subsidiaries to issue or sell any Capital Stock (other than to the Company or to a Wholly-Owned Restricted Subsidiary of the Company) or permit any Person (other than the Company or a Wholly-Owned Restricted Subsidiary of the Company) to own or hold any Capital Stock of any Restricted Subsidiary of the Company or any Lien or security interest therein (other than as required by applicable law); provided, however, that this provision shall not prohibit (1) any issuance or sale if, immediately after giving effect thereto, such Restricted Subsidiary would no longer constitute a Restricted Subsidiary and any Investment in such Person remaining after giving effect to such issuance or sale would have been permitted to be made under the “—Limitations on Restricted Payments” covenant if made on the date of such issuance or sale or (2) the sale of all of the Capital Stock of a Restricted Subsidiary in compliance with the provisions of the “—Limitations on Asset Sales” covenant.

Limitation on Liens. The Company will not, and will not cause or permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or permit or suffer to exist any Liens (other than Permitted Liens) of any kind against or upon any property or assets of the Company or any of its Restricted Subsidiaries whether owned on the Issue Date or acquired after the Issue Date, or any proceeds therefrom, or assign or otherwise convey any right to receive income or profits therefrom.

Merger, Consolidation and Sale of Assets. The Company will not, in a single transaction or series of related transactions, consolidate or merge with or into any Person, or sell, assign, transfer, lease, convey or otherwise dispose of (or cause or permit any Restricted Subsidiary of the Company to sell, assign, transfer, lease, convey or otherwise dispose of) all or substantially all of the Company’s assets (determined on a consolidated basis for the Company and the Company’s Restricted Subsidiaries) whether as an entirety or substantially as an entirety to any Person unless:

(1) either:

(a) the Company shall be the surviving or continuing corporation; or

(b) the Person (if other than the Company) formed by such consolidation or into which the Company is merged or the Person which acquires by sale, assignment, transfer, lease, conveyance or other disposition the properties and assets of the Company and of the Company’s Restricted Subsidiaries substantially as an entirety (the “Surviving Entity”):

(x) shall be a corporation organized and validly existing under the laws of the United States or any State thereof or the District of Columbia; and

(y) shall expressly assume, (i) by supplemental indenture (in form and substance reasonably satisfactory to the Trustee), executed and delivered to the Trustee, the due and punctual payment of the principal of, and premium, if any, interest and Additional Interest, if any, on all of the Notes and the performance of every covenant of the Notes, the Indenture and the Registration Rights Agreement on the part of the Company to be performed or observed thereunder and (ii) by amendment, supplement or other instrument (in form and substance reasonably satisfactory to the Trustee and the Collateral Agent), executed and delivered to the Trustee, all obligations of the Company under the Collateral Agreements, and in connection therewith such person shall cause such instruments to be filed and recorded in such jurisdictions and take such other actions as may be required by applicable law to perfect or continue the perfection of the Lien created under the Collateral Agreements on the Collateral owned by or transferred to the surviving entity;

(2) immediately after giving effect to such transaction and the assumption contemplated by clause (1)(b)(y) above (including giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred in connection with or in respect of such transaction), the Company or such Surviving Entity, as the case may be, (a) shall have a Consolidated Net Worth at least equal to the Consolidated Net Worth of the Company immediately prior to such transaction and (b) shall be able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the “—Limitation on Incurrence of Additional Indebtedness” covenant;

(3) immediately after giving effect to such transaction and the assumption contemplated by clause (1)(b)(y) above (including, without limitation, giving effect to any Indebtedness and Acquired Indebtedness incurred or anticipated to be incurred and any Lien granted in connection with or in respect of the transaction), no Default or Event of Default shall have occurred or be continuing; and

(4) the Company or the Surviving Entity shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that such consolidation, merger, sale, assignment, transfer, lease, conveyance or other disposition and, if a supplemental indenture is required in connection with such transaction, such supplemental indenture complies with the applicable provisions of the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied.

For purposes of the foregoing, the transfer (by lease, assignment, sale or otherwise, in a single transaction or series of transactions) of all or substantially all of the properties or assets of one or more Restricted Subsidiaries of the Company the Capital Stock of which constitutes all or substantially all of the properties and assets of the Company, shall be deemed to be the transfer of all or substantially all of the properties and assets of the Company.

The Indenture will provide that upon any consolidation, combination or merger or any transfer of all or substantially all of the assets of the Company in accordance with the foregoing, in which the Company is not surviving or the continuing corporation, the successor Person formed by such consolidation or into which the Company is merged or to which such conveyance, lease or transfer is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under the Indenture and the Notes with the same effect as if such surviving entity had been named as such. Upon such substitution, the Company and any Guarantors that remain Subsidiaries of the Company shall be released from their obligations under the Indenture and the Guarantees.

Each Guarantor (other than any Guarantor whose Guarantee is to be released in accordance with the terms of the Guarantee and the Indenture in connection with any transaction complying with the provisions of this covenant and the “—Limitation on Asset Sales” covenant) will not, and the Company will not cause or permit any Guarantor to, consolidate with or merge with or into any Person, other than the Company or any other Guarantor unless:

(1) the entity formed by or surviving any such consolidation or merger (if other than the Guarantor) or to which such sale, lease, conveyance or other disposition shall have been made is a corporation organized and existing under the laws of the United States or any State thereof or the District of Columbia;

(2) such entity assumes (a) by supplemental indenture (in form and substance reasonably satisfactory to the Trustee), executed and delivered to the Trustee, all of the obligations of the Guarantor under the Guarantee and the performance of every covenant of the Guarantee, the Indenture and the Registration Rights Agreement and (b) by amendment, supplement or other instrument (in form and substance satisfactory to the Trustee and the Collateral Agent) executed and delivered to the Trustee and the Collateral Agent, all obligations of the Guarantor under the Collateral Agreements and in connection therewith such entity shall cause such instruments to be filed and recorded in such jurisdictions and take such other actions as may be required by applicable law to perfect or continue the perfection of the Lien created under the Collateral Agreements on the Collateral owned by or transferred to the surviving entity; and

(3) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; and

(4) such entity shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation or merger complies with the Indenture.

Any merger or consolidation of (i) a Guarantor with and into the Company (with the Company being the surviving entity) or another Guarantor or (ii) a Guarantor or the Company with an Affiliate organized solely for the purpose of reincorporating such Guarantor or the Company in another jurisdiction in the United States or any state thereof or the District of Columbia need only comply with:

(A) in the case of a merger or consolidation described in clause (ii), clause (4) of the first paragraph of this covenant; and

(B) (x) clause 1(b)(y) of the first paragraph of this covenant and (y) clause (2) of the immediately preceding paragraph.

Limitations on Transactions with Affiliates. (a) The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or permit to exist any transaction or series of related transactions (including, without limitation, the purchase, sale, lease or exchange of any property or the rendering of any service) with, or for the benefit of, any of its Affiliates (each an “Affiliate Transaction”), other than:

(x) Affiliate Transactions permitted under paragraph (b) below, and

(y) Affiliate Transactions on terms that are no less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm’s-length basis from a Person that is not an Affiliate of the Company or such Restricted Subsidiary.

With respect to all Affiliate Transactions that involve a Fair Market Value in excess of $500,000 (other than those listed in paragraph (b) below), the Company shall deliver an Officers’ Certificate to the Trustee certifying that such transactions are in compliance with clause (a)(y) of the preceding paragraph. All Affiliate Transactions (and each series of related Affiliate Transactions which are similar or part of a common plan) involving aggregate payments or other property with a Fair Market Value in excess of $1.0 million shall be approved by a majority of the members of the Board of Directors of the Company (including a majority of the disinterested members thereof), as the case may be, such approval to be evidenced by a Board Resolution stating that such Board of Directors has determined that such transaction complies with the foregoing provisions. If the Company or any Restricted Subsidiary of the Company enters into an Affiliate Transaction (or a series of related Affiliate Transactions related to a common plan) that involves an aggregate Fair Market Value of more than $5.0 million, the Company shall, prior to the consummation thereof, obtain a favorable opinion as to the fairness of the financial terms of such transaction or series of related transactions to the Company or the relevant Restricted Subsidiary, as the case may be, from an Independent Financial Advisor and file the same with the Trustee.

(b) The restrictions set forth in the first paragraph of this covenant shall not apply to:

(1) reasonable fees and compensation paid to, advances to and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or any Restricted Subsidiary of the Company as determined in good faith by the Company’s Board of Directors or senior management;

(2) transactions exclusively between or among the Company and any of its Restricted Subsidiaries or exclusively between or among such Restricted Subsidiaries, provided such transactions are not otherwise prohibited by the Indenture;

(3) any agreement as in effect as of the Issue Date or any transaction contemplated thereby and any amendment thereto or any replacement agreement thereto so long as any such amendment or replacement agreement is not more disadvantageous to the Holders in any material respect than the original agreement as in effect on the Issue Date;

(4) Permitted Investments of the type described under clauses (8), (9) and (11) thereof and Restricted Payments permitted by the Indenture;

(5) any merger or other transaction with an Affiliate solely for the purpose of reincorporating the Company in another jurisdiction or creating a holding company of the Company; and

(6) any employment, stock option, stock repurchase, employee benefit compensation, business expense reimbursement, severance, termination or other employment-related agreements, arrangements or plans entered into by the Company or any of its Restricted Subsidiaries in the ordinary course of business.

Additional Subsidiary Guarantees. If the Company or any of its Restricted Subsidiaries acquires or creates another Domestic Restricted Subsidiary after the Issue Date (other than an Unrestricted Subsidiary), then the Company shall cause such Domestic Restricted Subsidiary to:

(1) execute and deliver to the Trustee a supplemental indenture in form reasonably satisfactory to the Trustee pursuant to which such Domestic Restricted Subsidiary shall unconditionally guarantee on a senior secured basis all of the Company’s obligations under the Notes and the Indenture on the terms set forth in the Indenture;

(2) (a) execute and deliver to the Collateral Agent such amendments to the Collateral Agreements as the Collateral Agent deems necessary or advisable in order to grant to the Collateral Agent, for the benefit of the Holders and the Lenders, a perfected security interest in the Capital Stock of such new Domestic Restricted Subsidiary and any debt securities of such new Domestic Restricted Subsidiary, subject to the Permitted Liens, which are owned by the Company or such new Domestic Restricted Subsidiary and required to be pledged pursuant to the Security Agreement, (b) deliver to the Collateral Agent any certificates representing such Capital Stock and debt securities, together with (i) in the case of such Capital Stock, undated stock powers or instruments of transfer, as applicable, endorsed in blank, and (ii) in the case of such debt securities, endorsed in blank, in each case executed and delivered by an Officer of the Company or such Subsidiary, as the case may be;

(3) take such actions necessary or as the Collateral Agent reasonably determines to be advisable to grant to the Collateral Agent for the benefit of the Holders a perfected security interest in the assets of such new Domestic Restricted Subsidiary, subject to the Permitted Liens, including the filing of Uniform Commercial Code financing statements in such jurisdictions as may be required by the Security Agreement or by law or as may be reasonably requested by the Collateral Agent;

(4) take such further action and execute and deliver such other documents specified in the Indenture or otherwise reasonably requested by the Trustee or the Collateral Agent to effectuate the foregoing; and

(5) deliver to the Trustee an Opinion of Counsel that such supplemental indenture and any other documents required to be delivered have been duly authorized, executed and delivered by such Domestic Restricted Subsidiary and constitute legal, valid, binding and enforceable obligations of such Domestic Restricted Subsidiary and such other opinions regarding the perfection of such Liens in the assets of such Domestic Restricted Subsidiary as provided for in the Indenture.

Thereafter, such Domestic Restricted Subsidiary shall be a Guarantor for all purposes of the Indenture.

Impairment of Security Interest. Subject to the Intercreditor Agreement, neither the Company nor any of its Restricted Subsidiaries will take or omit to take any action which would adversely affect or impair in any material respect the Liens in favor of the Collateral Agent with respect to the Collateral. Neither the Company nor any of its Domestic Restricted Subsidiaries shall grant to any Person (other than the Collateral Agent), or permit any Person (other than the Collateral Agent), to retain any interest whatsoever in the Collateral other than Permitted Liens. Neither the Company nor any of its Restricted Subsidiaries will enter into any agreement that requires the proceeds received from any sale of Collateral to be applied to repay, redeem, defease or otherwise acquire or retire any Indebtedness of any Person, other than as permitted by the Indenture, the Notes, the Intercreditor Agreement and the Collateral Agreements. The Company shall, and shall cause each Guarantor to, at their sole cost and expense, execute and deliver all such agreements and instruments as the Collateral Agent or the Trustee shall reasonably request as are necessary to more fully or accurately describe the property intended to be Collateral or the obligations intended to be secured by the Collateral Agreements. The Company shall, and shall cause each Guarantor to, at their sole cost and expense, file any such notice filings or other agreements or instruments as may be reasonably necessary or desirable under applicable law to perfect the Liens created by the Collateral Agreements at such times and at such places as the Collateral Agent or the Trustee may reasonably request.

Real Estate Mortgages and Filings. With respect to any fee interest in any real property (individually and collectively, the “Premises”) (a) owned by the Company or a Domestic Restricted Subsidiary on the Issue Date or (b) acquired by the Company or a Domestic Restricted Subsidiary after the Issue Date, with (i) a purchase price or (ii) as of the Issue Date, with a Fair Market Value, of greater than $500,000, on the Issue Date in the case of clause (a) and within 90 days of the acquisition thereof in the case of clause (b):

(1) the Company shall deliver to the Collateral Agent, as mortgagee, fully executed counterparts of Mortgages, each dated as of the Issue Date or the date of acquisition of such property, as the case may be, duly executed by the Company or the applicable Domestic Restricted Subsidiary, together with evidence of the completion (or satisfactory arrangements for the completion), of all recordings and filings of such Mortgage as may be necessary to create a valid, perfected Lien, subject to Permitted Liens, against the properties purported to be covered thereby;

(2) the Company shall deliver to the Collateral Agent mortgagee’s title insurance policies in favor of the Collateral Agent, as mortgagee for the ratable benefit of the Collateral Agent, the Trustee and the Holders in an amount equal to 100% of the Fair Market Value of the Premises purported to be covered by the related Mortgage, insuring that title to such property is marketable and that the interests created by the Mortgage constitute valid Liens thereon free and clear of all Liens, defects and encumbrances other than Permitted Liens, and such policies shall also include, to the extent available, a revolving credit endorsement and such customary or other endorsements as the Collateral Agent shall reasonably request and shall be accompanied by evidence of the payment in full of all premiums thereon; and

(3) the Company shall deliver to the Collateral Agent, with respect to each of the covered Premises, the most recent survey of such Premises, together with either (i) an updated survey certification in favor of the Trustee and the Collateral Agent from the applicable surveyor stating that, based on a visual inspection of the property and the knowledge of the surveyor, there has been no change in the facts depicted in the survey or (ii) an affidavit from the Company and the Guarantors stating that there has been no change, other than, in each case, changes that do not materially adversely affect the use by the Company or Guarantor, as applicable, of such Premises for the Company or such Guarantor’s business as so conducted, or intended to be conducted, at such Premises.

Leasehold Mortgages and Filings; Landlord Waivers. The Company and each of its Domestic Restricted Subsidiaries shall deliver Mortgages with respect to the Company’s leasehold interests in the premises (the “Leased Premises”) occupied by the Company or such Domestic Restricted Subsidiary pursuant to leases entered into after the Issue Date, where the lease term is five years or longer and the total fixed rent payable in respect of the lease exceeds $250,000 (collectively, the “Leases,” and individually, a “Lease”).

Prior to the effective date of any Lease, the Company and such Subsidiaries shall provide to the Trustee all of the items described in clauses (2) and (3) of “Certain Covenants—Real Estate Mortgages and Filings” above and in addition shall use their respective reasonable commercial efforts to obtain an agreement executed by the lessor under the Lease, whereby the lessor consents to the Mortgage and waives or subordinates its landlord Lien (whether granted by the instrument creating the leasehold estate or by applicable law), if any, and which shall be entered into by the Collateral Agent.

Each of the Company and each of its Domestic Restricted Subsidiaries that is a lessee of, or becomes a lessee of, real property on or in which it will hold assets having an aggregate Fair Market Value in excess of $500,000, is, and will be, required to use commercially reasonable efforts (which shall not include the obligation to make any payments to the landlord (other than payments pursuant to the lease)) to deliver to the Collateral Agent a landlord waiver, substantially in the form of the exhibit form thereof to be attached to the Indenture, executed by the lessor of such real property; provided that in the case where such lease is a lease in existence on the Issue Date, the Company or its Domestic Restricted Subsidiary that is the lessee thereunder shall have 90 days from the Issue Date to satisfy such requirement.

Conduct of Business. The Company will not, and will not permit any of its Restricted Subsidiaries to, engage in any businesses other than Permitted Businesses.

Limitation on Acquisitions and Capital Expenditures. The Company and its Restricted Subsidiaries shall not make Acquisitions or Capital Expenditures in excess of $12.0 million in the aggregate in any fiscal year, plus up to $2 million of unused amounts, if any, carried over from the preceding fiscal year, provided that any such Acquisitions made shall consist of Permitted Investments of the type described in clause (1) of the definition thereof.

Reports to Holders. The Indenture will provide that, whether or not required by the rules and regulations of the Securities and Exchange Commission (the “SEC”), so long as any Notes are outstanding, the Company will furnish to the Trustee and, upon request, to the Holders:

(1) all quarterly and annual financial information that would be required to be contained in a filing with the SEC on Forms 10-Q and 10-K if the Company were required to file such Forms, including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that describes the financial condition and results of operations of the Company and its consolidated Subsidiaries (showing in reasonable detail, either on the face of the financial statements or in the footnotes thereto and in Management’s Discussion and Analysis of Financial Condition and Results of Operations, the financial condition and results of operations of the Company and its Restricted Subsidiaries separate from the financial condition and results of operations of the Unrestricted Subsidiaries of the Company, if any) and, with respect to the annual information only, a report thereon by the Company’s certified independent accountants; and

(2) all current reports that would be required to be filed with the SEC on Form 8-K if the Company were required to file such reports, in each case within the time periods specified in the SEC’s rules and regulations, provided that any breach of this covenant shall be cured upon the furnishing of such late report within 20 days of the date on which such report was required to be furnished.

Notwithstanding the foregoing, the Company may satisfy such requirements prior to the effectiveness of the registration statement contemplated by the Registration Rights Agreement by filing with the SEC such registration statement within the time period required for such filing as specified in the Registration Rights Agreement, to the extent that any such registration statement contains substantially the same information as would be required to be filed by the Company if it were subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act, and by providing the Trustee and Holders with such Registration Statement (and any amendments thereto) promptly following the filing thereof.

In addition, following the consummation of the exchange offer, whether or not required by the rules and regulations of the SEC, the Company will file a copy of all such information and reports with the SEC for public availability within the time periods specified in the SEC’s rules and regulations (unless the SEC will not accept such a filing). In addition, the Company has agreed that, prior to the consummation of the exchange offer, for so long as any Notes remain outstanding, it will furnish to the Holders upon their request, the information required to be delivered pursuant to Rule 144(A)(d)(4) under the Securities Act.

Payments for Consent. The Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, pay or cause to be paid any consideration to or for the benefit of any Holder for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture, the Notes, any Collateral Agreement or the Intercreditor Agreement unless such consideration is offered to be paid or is paid to all Holders that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

Events of Default

The following events are defined in the Indenture as “Events of Default”:

(1) the failure to pay interest and Additional Interest, if any, on any Notes or any other amount (other than principal for the Notes) when the same becomes due and payable and the default continues for a period of 30 days;

(2) the failure to pay the principal of or premium, if any, on any Notes, when such principal becomes due and payable, at maturity, upon redemption or otherwise (including the failure to make a payment to purchase Notes tendered pursuant to a Change of Control Offer or a Net Proceeds Offer);

(3) a default in the observance or performance of any other covenant or agreement contained in the Indenture (other than the payment of the principal of, or premium, if any, or interest and Additional Interest, if any, on any Note) or any Collateral Agreement which default continues for a period of 30 days after the Company receives written notice specifying the default (and demanding that such default be remedied) from the Trustee or the Holders of at least 25% of the outstanding principal amount of the Notes (except in the case of a default with respect to the “—Merger, Consolidation and Sale of Assets” covenant, which will constitute an Event of Default with such notice requirement but without such passage of time requirement);

(4) the failure to pay at final maturity (giving effect to any applicable grace periods and any extensions thereof) the principal amount of any Indebtedness of the Company or any Restricted Subsidiary of the Company, or the acceleration of the final stated maturity of any such Indebtedness (which acceleration is not rescinded, annulled or otherwise cured within 20 days from the date of acceleration) if the aggregate principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at final maturity or which has been accelerated (in each case with respect to which the 20-day period described above has elapsed), aggregates $5.0 million or more at any time;

(5) one or more judgments in an aggregate amount in excess of $5.0 million shall have been rendered against the Company or any of its Restricted Subsidiaries (other than any judgment as to which a reputable and solvent third party insurer has accepted full coverage) and such judgments remain undischarged, unpaid or unstayed for a period of 60 days after such judgment or judgments become final and non-appealable;

(6) certain events of bankruptcy affecting the Company or any of its Significant Subsidiaries;

(7) any Collateral Agreement at any time for any reason shall cease to be in full force and effect in all material respects, or ceases to give the Collateral Agent the Liens, rights, powers and privileges purported to be created thereby, superior to and prior to the rights of all third Persons other than the holders of Permitted Liens and subject to no other Liens except as expressly permitted by the applicable Collateral Agreement;

(8) the Company or any of the Guarantors, directly or indirectly, contest in any manner the effectiveness, validity, binding nature or enforceability of any Collateral Agreement; or

(9) any Guarantee of a Significant Subsidiary ceases to be in full force and effect or any Guarantee of a Significant Subsidiary is declared to be null and void and unenforceable or any Guarantee of a Significant Subsidiary is found to be invalid or any Guarantor denies its liability under its Guarantee (other than by reason of release of a Guarantor in accordance with the terms of the Indenture).

If an Event of Default (other than an Event of Default specified in clause (6) above with respect to the Company) shall occur and be continuing and has not been waived, the Trustee or the Holders of at least 25% in principal amount of outstanding Notes may declare the principal of and premium, if any, accrued interest and Additional Interest, if any, on all the Notes to be due and payable by notice in writing to the Company and the Trustee specifying the Event of Default and that it is a “notice of acceleration” (the “Acceleration Notice”), and the same shall become immediately due and payable.

If an Event of Default specified in clause (6) above with respect to the Company occurs and is continuing, then all unpaid principal of, and premium, if any, and accrued and unpaid interest and Additional Interest, if any, on all of the outstanding Notes shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

The Indenture will provide that, at any time after a declaration of acceleration with respect to the Notes as described in the preceding paragraphs, the Holders of a majority in principal amount of the Notes may rescind and cancel such declaration and its consequences:

(1) if the rescission would not conflict with any judgment or decree;

(2) if all existing Events of Default have been cured or waived except nonpayment of principal, premium, if any, interest or Additional Interest, if any, that has become due solely because of the acceleration;

(3) to the extent the payment of such interest is lawful, interest on overdue installments of interest and overdue principal and premium, if any, and Additional Interest, if any, which has become due otherwise than by such declaration of acceleration, has been paid; and

(4) in the event of the cure or waiver of an Event of Default of the type described in clause (6) of the description above of Events of Default, the Trustee shall have received an Officers’ Certificate and an Opinion of Counsel that such Event of Default has been cured or waived.

No such rescission shall affect any subsequent Default or impair any right consequent thereto.

The Holders of a majority in principal amount of the Notes may waive any existing Default or Event of Default under the Indenture, and its consequences, except a default in the payment of the principal of or premium, if any, interest or Additional Interest, if any, on any Notes.

Holders may not enforce the Indenture or the Notes except as provided in the Indenture and under the TIA. Subject to the provisions of the Indenture relating to the duties of the Trustee, the Trustee is under no obligation to exercise any of its rights or powers under the Indenture at the request, order or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable indemnity. Subject to the provisions of the Indenture and applicable law, the Holders of a majority in aggregate principal amount of the then outstanding Notes have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

No past, present or future director, officer, employee, incorporator, or stockholder of the Company or a Guarantor, as such, shall have any liability for any obligations of the Company or the Guarantors under the Notes, the Guarantees or the Indenture or for any claim based on, in respect of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes.

Under the Indenture, the Company will be required to provide an Officers’ Certificate to the Trustee promptly upon any Officer obtaining knowledge of any Default or Event of Default (provided that such Officers’ Certificate shall be provided at least annually whether or not such Officers know of any Default or Event of Default) that has occurred and, if applicable, describe such Default or Event of Default and the status thereof.

Legal Defeasance and Covenant Defeasance

The Company may, at its option and at any time, elect to have its obligations and the obligations of the Guarantors discharged with respect to the outstanding Notes (“Legal Defeasance”). Such Legal Defeasance means that the Company shall be deemed to have paid and discharged the entire Indebtedness represented by the outstanding Notes, except for:

(1) the rights of Holders to receive payments in respect of the principal of, premium, if any, interest and Additional Interest, if any, on the Notes when such payments are due;

(2) the Company’s obligations with respect to the Notes concerning issuing temporary Notes, registration of Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payments;

(3) the rights, powers, trust, duties and immunities of the Trustee and the Company’s obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Indenture.

In addition, the Company may, at its option and at any time, elect to have the obligations of the Company released with respect to certain covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment, bankruptcy, receivership, reorganization and insolvency events) described under “Events of Default” will no longer constitute an Event of Default with respect to the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance:

(1) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders cash in U.S. dollars, non-callable U.S. government obligations, or a combination thereof, in such amounts and at such times as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, interest and Additional Interest, if any, on the Notes on the stated date for payment thereof or on the applicable redemption date, as the case may be;

(2) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel in the United States reasonably acceptable to the Trustee confirming that:

(a) the Company has received from, or there has been published by, the Internal Revenue Service a ruling; or

(b) since the date of the Indenture, there has been a change in the applicable federal income tax law,

in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Legal Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an Opinion of Counsel in the United States reasonably acceptable to the Trustee confirming that the Holders will not recognize income, gain or loss for federal income tax purposes as a result of such Covenant Defeasance and will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default or Event of Default shall have occurred and be continuing on the date of such deposit pursuant to clause (1) of this paragraph (except such Default or Event of Default resulting from the failure to comply with “Certain Covenants—Limitations on Incurrence of Additional Indebtedness” as a result of the borrowing of funds required to effect such deposit) or insofar as Defaults or Events of Default from bankruptcy or insolvency events are concerned, at any time in the period ending on the 91st day after the date of such deposit;

(5) such Legal Defeasance or Covenant Defeasance shall not result in a breach of, or constitute a default under the Indenture or any other material agreement or instrument to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound;

(6) the Company shall have delivered to the Trustee an Officers’ Certificate stating that the deposit was not made by the Company with the intent of preferring the Holders over any other creditors of the Company or with the intent of defeating, hindering, delaying or defrauding any other creditors of the Company or others;

(7) the Company shall have delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance have been complied with; and

(8) the Company shall have delivered to the Trustee an Opinion of Counsel (subject to customary qualifications and exclusions) to the effect that the trust resulting from the deposit does not constitute, or is qualified as, a regulated investment company under the Investment Company Act of 1940.

Satisfaction and Discharge

The Indenture (and all Liens on Collateral in connection with the issuance of the Notes) will be discharged and will cease to be of further effect (except as to surviving rights or registration of transfer or exchange of the Notes, as expressly provided for in the Indenture) as to all outstanding Notes when:

(1) either:

(a) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust) have been delivered to the Trustee for cancellation; or

(b) all Notes not theretofore delivered to the Trustee for cancellation (i) have become due and payable, (ii) will become due and payable at their stated maturity within one year or (iii) are to be called for redemption within one year under arrangements reasonably satisfactory to the Trustee, and the Company has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, interest and Additional Interest, if any, on the Notes to the date of deposit together with irrevocable instructions from the Company directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(2) the Company has paid all other sums payable under the Indenture and the Collateral Agreements by the Company; and

(3) the Company has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Modification of the Indenture

From time to time, the Company, the Guarantors, the Trustee and, if such amendment, modification or supplement relates to any Collateral Agreement, the Collateral Agent, without the consent of the Holders, may amend, modify or supplement the Indenture, the Notes, the Guarantees and the Collateral Agreements:

(1) to cure any ambiguity, defect or inconsistency contained therein;

(2) to provide for uncertificated Notes in addition to or in place of certificated Notes;

(3) to provide for the assumption of the Company’s or a Guarantor’s obligations to Holders in accordance with the covenant described under “Certain Covenants—Merger, Consolidation and Sale of Assets;”

(4) to make any change that would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights of any such Holder under the Indenture, the Notes, the Guarantees, the Intercreditor Agreement or the Collateral Agreements;

(5) to comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the TIA;

(6) to conform the text of the Indenture, the Notes, the Guarantees, the Intercreditor Agreement or the Collateral Agreements to any provision of this “Description of the Exchange Notes” to the extent that such provision in this “Description of the Exchange Notes” was intended to be a verbatim recitation of a provision of the Indenture, the Notes, the Guarantees, the Intercreditor Agreement or the Collateral Agreements;

(7) to allow any Subsidiary or any other Person to guarantee the Notes;

(8) to release a Guarantor as permitted by the Indenture and the relevant Guarantee; or

(9) if necessary, in connection with any addition or release of Collateral permitted under the terms of the Indenture, the Intercreditor Agreement or Collateral Agreements,

so long as such amendment, modification or supplement does not, in the opinion of the Trustee and, if such amendment, modification or supplement relates to any Collateral Agreement or the Intercreditor Agreement, the Collateral Agent, adversely affect the rights of any of the Holders in any material respect. In formulating its opinion on such matters, each of the Trustee and, if such amendment, modification or supplement relates to any Collateral Agreement or the Intercreditor Agreement, the Collateral Agent, will be entitled to rely on such evidence as it deems appropriate, including, without limitation, solely on an Opinion of Counsel. Other amendments of, modifications to and supplements to the Indenture, the Notes, the Guarantees, the Registration Rights Agreement, the Intercreditor Agreement and the Collateral Agreements may be made with the consent of the Holders of a majority in principal amount of the then outstanding Notes issued under the Indenture, except that, without the consent of each Holder affected thereby, no amendment may:

(1) reduce the amount of Notes whose Holders must consent to an amendment, supplement or waiver of any provision of the Indenture or the Notes;

(2) reduce the rate of or change or have the effect of changing the time for payment of interest, including defaulted interest, or Additional Interest on any Notes;

(3) reduce the principal of or change or have the effect of changing the fixed maturity of any Notes, or change the date on which any Notes may be subject to redemption or reduce the redemption price therefor;

(4) make any Notes payable in money other than that stated in the Notes;

(5) make any change in provisions of the Indenture protecting the right of each Holder to receive payment of principal of, premium, if any, interest and Additional Interest, if any, on such Note on or after the due date thereof or to bring suit to enforce such payment, or permitting Holders of a majority in principal amount of Notes to waive Defaults or Events of Default;

(6) amend, change or modify in any material respect the obligation of the Company to make and consummate a Change of Control Offer after the occurrence of a Change of Control or make and consummate a Net Proceeds Offer with respect to any Asset Sale that has been consummated or, modify any of the provisions or definitions with respect thereto;

(7) subordinate the Notes in right of payment to any other Indebtedness of the Company or any Guarantor;

(8) release any Guarantor from any of its obligations under its Guarantee or the Indenture otherwise than in accordance with the terms of the Indenture; or

(9) release all or substantially all of the Collateral otherwise than in accordance with the terms of the Indenture and the Collateral Agreements.

Governing Law

The Indenture provides that it, the Notes and the Guarantees will be governed by, and construed in accordance with, the laws of the State of New York but without giving effect to applicable principles of conflicts of law to the extent that the application of the law of another jurisdiction would be required thereby.

The Trustee

The Indenture provides that, except during the continuance of an Event of Default, the Trustee will perform only such duties as are specifically set forth in the Indenture. During the existence of an Event of Default, the Trustee will exercise such rights and powers vested in it by the Indenture, and use the same degree of care and skill in its exercise as a prudent person would exercise or use under the circumstances in the conduct of such person’s own affairs.

The Indenture and the provisions of the TIA contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payments of claims in certain cases or to realize on certain property received in respect of any such claim as security or otherwise. Subject to the TIA, the Trustee will be permitted to engage in other transactions; provided that if the Trustee acquires any conflicting interest as described in the TIA, it must eliminate such conflict or resign.

Certain Definitions

Set forth below is a summary of certain of the defined terms used in the Indenture. Reference is made to the Indenture for the full definition of all such terms, as well as any other terms used herein for which no definition is provided.

“Acquired Indebtedness” means Indebtedness of a Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary of the Company or at the time it merges or consolidates with or into the Company or any of its Restricted Subsidiaries or assumed in connection with the acquisition of assets from such Person and in each case not incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary of the Company or such acquisition, merger or consolidation and which Indebtedness is without recourse to the Company or any of its Subsidiaries or to any of their respective properties or assets other than the Person or the assets to which such Indebtedness related prior to the time such Person became a Restricted Subsidiary of the Company or the time of such acquisition, merger or consolidation.

“Acquisition” means:

(1) an Investment by the Company or any Subsidiary of the Company in any other Person (other than a Restricted Subsidiary of the Company) pursuant to which the Company or such Subsidiary acquires, whether directly or indirectly, the Capital Stock of such other Person or the right to acquire any such Capital Stock (including an Investment in the Indebtedness of such other Person that is convertible in to the Capital Stock of such other Person), or

(2) the acquisition by the Company or any Restricted Subsidiary of the Company of the assets of any Person (other than a Restricted Subsidiary of the Company) which constitute all or substantially all of the assets of such Person or comprise any division or line of business of such Person or other than in the ordinary course of business, any other assets of such Person.

“Administrative Agent” has the meaning set forth in the definition of the term “Credit Agreement.”

“Affiliate” means, with respect to any specified Person, any other Person who directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; provided, that Beneficial Ownership of 10% or more of the Voting Stock of the Person shall be deemed to be control. The terms “controlling” and “controlled” have meanings correlative of the foregoing.

“Applicable Indebtedness” means:

(1) in respect of any asset that is the subject of an Asset Sale at a time when such asset is included in the Collateral, Indebtedness that is pari passu with the Notes and secured at such time by Collateral; or

(2) in respect of any other asset, Indebtedness that is pari passu with the Notes.

“Asset Acquisition” means:

(1) an Investment by the Company or any Restricted Subsidiary of the Company in any other Person pursuant to which such Person shall become a Restricted Subsidiary of the Company or any Restricted Subsidiary of the Company, or shall be merged with or into the Company or any Restricted Subsidiary of the Company; or

(2) the acquisition by the Company or any Restricted Subsidiary of the Company of the assets of any Person (other than a Restricted Subsidiary of the Company) which constitute all or substantially all of the assets of such Person or comprise any division or line of business of such Person or any other properties or assets of such Person other than in the ordinary course of business.

“Asset Sale” means any direct or indirect sale, issuance, conveyance, transfer, lease (other than operating leases entered into in the ordinary course of business), assignment or other transfer (other than a Lien in accordance with the Indenture) for value by (x) the Company or any of its Restricted Subsidiaries to any Person other than the Company or a Guarantor or (y) a Foreign Restricted Subsidiary to any Person other than the Company or a Wholly-Owned Restricted Subsidiary of the Company of:

(1) any Capital Stock of any Restricted Subsidiary of the Company; or

(2) any other property or assets of the Company or any Restricted Subsidiary of the Company other than in the ordinary course of business; provided, however, that Asset Sales shall not include:

(a) a transaction or series of related transactions for which the Company or its Restricted Subsidiaries receive aggregate consideration of less than $1.0 million;

(b) the sale, lease, conveyance, disposition or other transfer of all or substantially all of the assets of the Company as permitted under “Certain Covenants—Merger, Consolidation and Sale of Assets;”

(c) any Restricted Payment permitted under “Certain Covenants—Limitation on Restricted Payments,” including a Permitted Investment;

(d) the sale of Cash Equivalents; and

(e) the sale or other disposition of used, worn out, obsolete or surplus equipment.

“Bankruptcy Code” means the Bankruptcy Reform Act of 1978, as amended, and codified as 11 U.S.C. §§101 et seq.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” (as that term is used in Section 13(d)(3) of the Exchange Act), such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition. The terms “Beneficially Owns” and “Beneficially Owned” have meanings correlative to the foregoing.

“Board of Directors” means, as to any Person, the board of directors or similar governing body of such Person or any duly authorized committee thereof.

“Board Resolution” means, with respect to any Person, a copy of a resolution certified by the Secretary or an Assistant Secretary of such Person to have been duly adopted by the Board of Directors of such Person and to be in full force and effect on the date of such certification, and delivered to the Trustee.

“Capital Expenditures” means for any period expenditures (other than contracts for expenditures under or with respect to operating leases that are accounted for as Capital Leases in accordance with GAAP and in which the Company has no ownership interest and excluding expenditures made with the proceeds of casualty insurance or reinvestment of proceeds of asset dispositions as expressly permitted under “—Limitation on Asset Sales”) in respect of the purchase or other acquisition of fixed or capital assets that have a useful life of more than one year and that are required to be capitalized in conformity with GAAP.

“Capital Stock” means:

(1) with respect to any Person that is a corporation, any and all shares, interests, participations or other equivalents (however designated and whether or not voting) of corporate stock, including each class of Common Stock and Preferred Stock of such Person;

(2) with respect to any Person that is not a corporation, any and all partnership, membership or other equity interests of such Person; and

(3) any warrants, rights or options to purchase any of the instruments or interests referred to in clause (1) or (2) above.

“Capitalized Lease Obligation” means, as to any Person, the obligations of such Person under a lease that are required to be classified and accounted for as capital lease obligations under GAAP and, for purposes of this definition, the amount of such obligations at any date shall be the capitalized amount of such obligations at such date, determined in accordance with GAAP.

“Cash Equivalents” means:

(1) marketable direct obligations issued by, or unconditionally guaranteed by, the United States Government or issued by any agency thereof and backed by the full faith and credit of the United States, in each case maturing within one year from the date of acquisition thereof;

(2) marketable direct obligations issued by any state of the United States of America or any political subdivision of any such state or any public instrumentality thereof maturing within one year from the date of acquisition thereof and, at the time of acquisition, having one of the two highest ratings obtainable from either Standard & Poor’s Ratings Group (“S&P”) or Moody’s Investors Service, Inc. (“Moody’s”);

(3) commercial paper maturing no more than one year from the date of creation thereof and, at the time of acquisition, having a rating of at least A-1 from S&P or at least P-1 from Moody’s;

(4) certificates of deposit or bankers’ acceptances maturing within one year from the date of acquisition thereof issued by any bank organized under the laws of the United States of America or any state thereof or the District of Columbia or any U.S. branch of a foreign bank having at the date of acquisition thereof combined net capital and surplus of not less than $250.0 million;

(5) repurchase obligations with a term of not more than seven days for underlying securities of the types described in clause (1) above entered into with any bank meeting the qualifications specified in clause (4) above; and

(6) investments in money market funds which invest substantially all their assets in securities of the types described in clauses (1) through (5) above.

“Change of Control” means the occurrence of one or more of the following events:

(1) any direct or indirect sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one transaction or a series of related transactions, of all or substantially all of the assets of the Company to any Person or group of related Persons for purposes of Section 13(d) of the Exchange Act (a “Group”), other than a transaction in which the transferee is controlled by one or more Permitted Holders;

(2) the Company consolidates with, or merges with or into, any Person, or any Person consolidates with, or merges with or into, the Company, other than (A) a transaction in which the surviving or transferee Person is a Person that is controlled by the Permitted Holders or (B) any such transaction where the Voting Stock of the Company outstanding immediately prior to such transaction is converted into or exchanged for Voting Stock (other than Disqualified Capital Stock) of the surviving or transferee Person constituting a majority of the outstanding shares of such Voting Stock of such surviving or transferee Person (immediately after giving effect to such issuance);

(3) the approval by the holders of Capital Stock of the Company of any plan or proposal for the liquidation, winding up or dissolution of the Company;

(4) any Person or Group (other than the Permitted Holders) is or becomes the Beneficial Owner, directly or indirectly, in the aggregate of more than 50% of the total voting power of the Voting Stock of the Company; or

(5) individuals who on the Issue Date constituted the Board of Directors of the Company (together with any new directors whose election by such Board of Directors or whose nomination for election by the stockholders of the Company was approved pursuant to a vote of a majority of the directors then still in office who were either directors on the Issue Date or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors then in office.

“Collateral” shall mean collateral as such term is defined in the Security Agreement, all property mortgaged under the Mortgages and any other property, whether now owned or hereafter acquired, upon which a Lien securing the Obligations is granted or purported to be granted under any Collateral Agreement.

“Collateral Agent” means the collateral agent and any successor under the Indenture.

“Collateral Agreements” means, collectively, the Security Agreement and each Mortgage, in each case, as the same may be in force from time to time.

“Commodity Agreement” means any hedging agreement or other similar agreement or arrangement designed to protect the Company or any Restricted Subsidiary of the Company against fluctuations in commodity prices.

“Common Stock” of any Person means any and all shares, interests or other participations in, and other equivalents (however designated and whether voting or non-voting) of such Person’s common stock, whether outstanding on the Issue Date or issued after the Issue Date, and includes, without limitation, all series and classes of such common stock.

“Consolidated EBITDA” means, with respect to any Person, for any period, the sum (without duplication) of:

(1) Consolidated Net Income; and

(2) to the extent Consolidated Net Income has been reduced thereby:

(a) all income taxes of such Person and its Restricted Subsidiaries paid or accrued in accordance with GAAP for such period;

(b) Consolidated Interest Expense, and interest attributable to write-offs of deferred financing costs; and

(c) Consolidated Non-cash Charges less any non-cash items increasing Consolidated Net Income for such period,

all as determined on a consolidated basis for such Person and its Restricted Subsidiaries in accordance with GAAP.

“Consolidated Fixed Charge Coverage Ratio” means, with respect to any Person, the ratio of Consolidated EBITDA of such Person during the four consecutive full fiscal quarters (the “Four Quarter Period”) most recently ending on or prior to the date of the transaction or event giving rise to the need to calculate the Consolidated Fixed Charge Coverage Ratio for which financial statements are available (the “Transaction Date”) to Consolidated Fixed Charges of such Person for the Four Quarter Period.

In addition to and without limitation of the foregoing, for purposes of this definition, “Consolidated EBITDA” and “Consolidated Fixed Charges” shall be calculated after giving effect on a pro forma basis for the period of such calculation to:

(1) the incurrence or repayment of any Indebtedness of such Person or any of its Restricted Subsidiaries (and the application of the proceeds thereof) giving rise to the need to make such calculation and any incurrence or repayment of other Indebtedness (and the application of the proceeds thereof), other than the incurrence or repayment of Indebtedness in the ordinary course of business for working capital purposes pursuant to working capital facilities, occurring during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date, as if such incurrence or repayment, as the case may be (and the application of the proceeds thereof), occurred on the first day of the Four Quarter Period; and

(2) any Asset Sale or Asset Acquisition (including, without limitation, any Asset Acquisition giving rise to the need to make such calculation as a result of such Person or one of its Restricted Subsidiaries (including any Person who becomes a Restricted Subsidiary as a result of any such Asset Acquisition) incurring, assuming or otherwise being liable for Acquired Indebtedness during the Four Quarter Period or at any time subsequent to the last day of the Four Quarter Period and on or prior to the Transaction Date), as if such Asset Sale or other disposition or Asset Acquisition (including the incurrence, assumption or liability for any such Indebtedness or Acquired Indebtedness and also including any Consolidated EBITDA associated with such Asset Acquisition) occurred on the first day of the Four Quarter Period provided that the Consolidated EBITDA of any Person acquired shall be included only to the extent includible pursuant to the definition of “Consolidated Net Income.” If such Person or any of its Restricted Subsidiaries directly or indirectly guarantees Indebtedness of a third Person, the preceding sentence shall give effect to the incurrence of such guaranteed Indebtedness as if such Person or any Restricted Subsidiary of such Person had directly incurred or otherwise assumed such guaranteed Indebtedness.

Furthermore, in calculating “Consolidated Fixed Charges” for purposes of determining the denominator (but not the numerator) of this “Consolidated Fixed Charge Coverage Ratio”:

(1) interest on outstanding Indebtedness determined on a fluctuating basis as of the Transaction Date (including Indebtedness actually incurred on the Transaction Date) and which will continue to be so determined thereafter shall be deemed to have accrued at the average rate per annum on such Indebtedness during the period of four fiscal quarters ending on or most recently ended prior to the Transaction Date; provided that interest on any Indebtedness actually incurred on the Transaction Date shall be deemed to have accrued at a fixed rate per annum equal to the rate of interest on such Indebtedness in effect on the Transaction Date; and

(2) notwithstanding clause (1) above, interest on Indebtedness determined on a fluctuating basis, to the extent such interest is covered by agreements relating to Interest Swap Obligations, shall be deemed to accrue at the rate per annum resulting after giving effect to the operation of such agreements.

“Consolidated Fixed Charges” means, with respect to any Person for any period, the sum, without duplication, of:

(1) Consolidated Interest Expense (excluding amortization or write-off of deferred financing costs); plus

(2) the product of (x) the amount of all dividend payments on any series of Preferred Stock of such Person (other than dividends paid in Qualified Capital Stock) paid, accrued or scheduled to be paid or accrued during such period times (y) a fraction, the numerator of which is one and the denominator of which is one minus the then current effective consolidated federal, state and local tax rate of such Person, expressed as a decimal.

Notwithstanding the foregoing, Consolidated Fixed Charges of a Person shall not include amounts described in clause (1) or (2) of any other Person to the extent the net income of such Person is excluded from Consolidated Net Income by clause (3), (4) or (6) of the definition of Consolidated Net Income.

“Consolidated Interest Expense” means, with respect to any Person for any period, the aggregate of the interest expense of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, as determined in accordance with GAAP, and including, without duplication, (a) all amortization or accretion of original issue discount; (b) the interest component of Capitalized Lease Obligations paid, accrued and/or scheduled to be paid or accrued by such Person and its Restricted Subsidiaries during such period; and (c) net cash costs under all Interest Swap Obligations (including amortization of fees).

“Consolidated Net Income” means, with respect to any Person, for any period, the aggregate net income (or loss) of such Person and its Restricted Subsidiaries for such period on a consolidated basis, determined in accordance with GAAP; provided, however, that there shall be excluded therefrom:

(1) after-tax gains and losses from Asset Sales or abandonments or reserves relating thereto;

(2) after-tax items classified as extraordinary gains or losses;

(3) the net income (but not loss) of any Restricted Subsidiary of the referent Person to the extent that the declaration of dividends or similar distributions by that Restricted Subsidiary of that income is restricted by a contract, operation of law or otherwise;

(4) the net income of any Person, other than the referent Person or a Restricted Subsidiary of the referent Person, except to the extent of cash dividends or distributions paid to the referent Person or to a Wholly-Owned Restricted Subsidiary of the referent Person by such Person;

(5) any restoration to income of any material contingency reserve, except to the extent that provision for such reserve was made out of Consolidated Net Income accrued at any time following the Issue Date;

(6) income or loss attributable to discontinued operations (including, without limitation, operations disposed of during such period whether or not such operations were classified as discontinued);

(7) all gains and losses realized on or because of the purchase or other acquisition by such Person or any of its Restricted Subsidiaries of any securities of such Person or any of its Restricted Subsidiaries;

(8) the cumulative effect of a change in accounting principles;

(9) interest expense attributable to dividends on Qualified Capital Stock pursuant to Statement of Financial Accounting Standards No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity;”

(10) non-cash charges resulting from the impairment of intangible assets; and

(11) in the case of a successor to the referent Person by consolidation or merger or as a transferee of the referent Person’s assets, any earnings of the successor corporation prior to such consolidation, merger or transfer of assets.

“Consolidated Net Worth” of any Person means the consolidated stockholders’ equity of the Person, determined on a consolidated basis in accordance with GAAP, less (without duplication) amounts attributable to Disqualified Capital Stock of such Person.

“Consolidated Non-cash Charges” means, with respect to any Person, for any period, the aggregate depreciation, amortization and other non-cash items and expenses of such Person and its Restricted Subsidiaries to the extent they reduce Consolidated Net Income of such Person and its Restricted Subsidiaries for such period, determined on a consolidated basis in accordance with GAAP (excluding any such charges constituting an extraordinary item or loss or any such charge which requires an accrual of or a reserve for cash charges for any future period).

“Credit Agreement” means the Credit Agreement dated as of the Issue Date, among the Company, the lenders party thereto (together with their successors and assigns, the “Lenders”) and U.S. Bank National Association, as administrative agent (in such capacity, together with its successors and assigns, the “Administrative Agent”), setting forth the terms and conditions of the senior revolving credit facility, together with the related documents thereto (including, without limitation, any guarantee agreements and security documents), in each case as such agreements may be amended, supplemented or otherwise modified from time to time, including any agreement extending the maturity of, refinancing, replacing or otherwise restructuring (including increasing the amount of available borrowings thereunder (provided that such increase in borrowings is permitted under clause (2) of the definition of the term “Permitted Indebtedness”) or adding Subsidiaries of the Company as additional borrowers or guarantors thereunder) all or any portion of the Indebtedness under such agreement or any successor or replacement agreement and whether by the same or any other agent, lender or group of lenders.

“Currency Agreement” means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement designed to protect the Company or any Restricted Subsidiary of the Company against fluctuations in currency values.

“Default” means an event or condition the occurrence of which is, or with the lapse of time or the giving of notice or both would be, an Event of Default.

“Disqualified Capital Stock” means that portion of any Capital Stock which, by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable at the option of the holder thereof), or upon the happening of any event (other than an event that would constitute a Change of Control), matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or is redeemable at the sole option of the holder thereof (except in each case, upon the occurrence of a Change of Control) on or prior to the first anniversary of the final maturity date of the Notes for cash or is convertible into or exchangeable for debt securities of the Company or its Subsidiaries at any time prior to such anniversary.

“Domestic Restricted Subsidiary” means, with respect to any Person, a Domestic Subsidiary of such Person that is a Restricted Subsidiary of such Person.

“Domestic Subsidiary” means, with respect to any Person, a Subsidiary of such Person that is not a Foreign Subsidiary of such Person.

“Excess Cash Flow” means, for any period, the excess of (i) Consolidated EBITDA for such period over (ii) the sum of (A) capital expenditures made in cash by the Company and its Restricted Subsidiaries during such period (other than any such capital expenditures made with insurance or condemnation proceeds) in an aggregate amount not to exceed $7.0 million, (B) the aggregate principal amount of senior secured Indebtedness of the Company and its Restricted Subsidiaries permanently repaid or prepaid during such period by the Company and its Restricted Subsidiaries to any Person (other than the Company or any Restricted Subsidiary), (C) the cash portion of Consolidated Interest Expense paid by the Company and its Restricted Subsidiaries during such period and (D) the aggregate amount (without duplication) of all income and franchise taxes paid in cash by the Company and its Restricted Subsidiaries.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, or any successor statute or statutes thereto.

“Fair Market Value” means, with respect to any asset or property, the price which could be negotiated in an arm’s length, free market transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction. Fair Market Value shall be determined by the Board of Directors of the Company acting in good faith and shall be evidenced by a Board Resolution of the Board of Directors of the Company delivered to the Trustee; provided, however, that with respect to any price less than $2.5 million only the good faith determination by the Company’s senior management shall be required.

“Foreign Restricted Subsidiary” means any Restricted Subsidiary that is organized under the laws of any jurisdiction other than the United States of America, any state thereof or the District of Columbia.

“Foreign Subsidiary” means, with respect to any Person, any Subsidiary of such Person that is organized under the laws of any jurisdiction other than the United States of America, any state thereof or the District of Columbia.

“GAAP” means accounting principles generally accepted in the United States set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States.

“Guarantor” means (1) each of the Company’s Domestic Restricted Subsidiaries existing on the Issue Date and (2) each of the Company’s Domestic Restricted Subsidiaries that in the future executes a supplemental indenture in which such Domestic Restricted Subsidiary agrees to be bound by the terms of the Indenture as a Guarantor; provided that any Person constituting a Guarantor as described above shall cease to constitute a Guarantor when its respective Guarantee is released in accordance with the terms of the Indenture.

“Holder” means the Person in whose name a Note is registered on the registrar’s books.

“Indebtedness” means with respect to any Person, without duplication:

(1) all Obligations of such Person for borrowed money;

(2) all Obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3) all Capitalized Lease Obligations of such Person;

(4) all Obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations and all Obligations under any title retention agreement (but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business that are not overdue by 180 days or more or are being contested in good faith by appropriate proceedings promptly instituted and diligently conducted and any deferred purchase price represented by earn outs consistent with the Company’s past practice);

(5) all Obligations for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction, whether or not then due;

(6) guarantees and other contingent obligations in respect of Indebtedness referred to in clauses (1) through (5) above and clause (8) below;

(7) all Obligations of any other Person of the type referred to in clauses (1) through (6) which are secured by any Lien on any property or asset of such Person, the amount of any such Obligation being deemed to be the lesser of the Fair Market Value of the property or asset securing such Obligation or the amount of such Obligation;

(8) all Interest Swap Obligations and all Obligations under Currency Agreements and Commodity Agreements of such Person; and

(9) all Disqualified Capital Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Capital Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any.

Notwithstanding the foregoing, Indebtedness shall not include any Qualified Capital Stock. For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Capital Stock which does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Capital Stock as if such Disqualified Capital Stock were purchased on any date on which Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the Fair Market Value of such Disqualified Capital Stock, such Fair Market Value shall be determined reasonably and in good faith by the Board of Directors of the issuer of such Disqualified Capital Stock.

“Independent Financial Advisor” means a nationally-recognized accounting, appraisal or investment banking firm: (1) that does not, and whose directors, officers and employees or Affiliates do not, have a direct or indirect financial interest in the Company; and (2) that, in the judgment of the Board of Directors of the Company, is otherwise independent and qualified to perform the task for which it is to be engaged.

“Intercreditor Agreement” means the Intercreditor Agreement, dated as of the Issue Date, among the Administrative Agent, the Trustee, the Collateral Agent, the Company and the Guarantors, as the same may be amended, supplemented or modified from time to time.

“Interest Swap Obligations” means the obligations of any Person pursuant to any arrangement with any other Person, whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or a fixed rate of interest on a stated notional amount in exchange for periodic payments made by such other Person calculated by applying a fixed or a floating rate of interest on the same notional amount and shall include, without limitation, interest rate swaps, caps, floors, collars and similar agreements.

“Investment” in any Person means any direct or indirect advance, loan (other than (x) advances to customers in the ordinary course of business that are recorded as accounts receivable on the balance sheet of the lender and (y) payments to vendors in the ordinary course of business that are recorded as prepaid expenses on the balance sheet of the lender) or other extensions of credit (including by way of guarantee or similar arrangement) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition for value of Capital Stock, Indebtedness or other similar instruments issued by such Person. If the Company or any Restricted Subsidiary issues, sells or otherwise disposes of any Capital Stock of a Person that is a Restricted Subsidiary such that, after giving effect thereto, such Person is no longer a Restricted Subsidiary, any Investment by the Company or any Restricted Subsidiary in such Person remaining after giving effect thereto will be deemed to be a new Investment at such time. The acquisition by the Company or any Restricted Subsidiary of a Person that holds an Investment in a third Person will be deemed to be an Investment by the Company or such Restricted Subsidiary in such third Person at such time. Except as otherwise provided for herein, the amount of an Investment shall be its Fair Market Value at the time the Investment is made and without giving effect to subsequent changes in value.

For purposes of the definition of “Unrestricted Subsidiary”, the definition of “Restricted Payment” and the covenant described under “—Certain Covenants—Limitation on Restricted Payments”:

(i) “Investment” shall include the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of any Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount (if positive) equal to (A) the Company’s “Investment” in such Subsidiary at the time of such redesignation less (B) the portion (proportionate to the Company’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time of such redesignation; and

(ii) any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value at the time of such transfer, in each case as determined in good faith by the Board of Directors of the Company.

“Issue Date” means the date of original issuance of the Notes.

“Lenders” has the meaning set forth in the definition of the term “Credit Agreement.”

“Lien” means any lien, mortgage, deed of trust, pledge, security interest, charge or encumbrance of any kind (including any conditional sale or other title retention agreement, any lease in the nature thereof and any agreement to give any security interest).

“Mortgages” means the mortgages, deeds of trust, deeds to secure Indebtedness or other similar documents securing Liens on the Premises and/or the Leased Premises, as well as the other Collateral secured by and described in the mortgages, deeds of trust, deeds to secure Indebtedness or other similar documents.

“Net Cash Proceeds” means, with respect to any Asset Sale, the proceeds in the form of cash or Cash Equivalents including payments in respect of deferred payment obligations when received in the form of cash or Cash Equivalents (other than the portion of any such deferred payment constituting interest) received by the Company or any of its Restricted Subsidiaries from such Asset Sale net of:

(1) reasonable out-of-pocket expenses and fees relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees and sales commissions);

(2) all taxes and other costs and expenses actually paid or estimated by the Company (in good faith) to be payable in cash in connection with such Asset Sale;

(3) repayment of Indebtedness that is secured by the property or assets that are the subject of such Asset Sale and is required to be repaid in connection with such Asset Sale; and

(4) appropriate amounts to be provided by the Company or any Restricted Subsidiary, as the case may be, as a reserve, in accordance with GAAP, against any liabilities associated with such Asset Sale and retained by the Company or any Restricted Subsidiary, as the case may be, after such Asset Sale, including, without limitation, pension and other post-employment benefit liabilities, liabilities related to environmental matters and liabilities under any indemnification obligations associated with such Asset Sale, provided, however, that if, after the payment of all taxes with respect to such Asset Sale, the amount of estimated taxes, if any, pursuant to clause (2) above exceeded the tax amount actually paid in cash in respect of such Asset Sale, the aggregate amount of such excess shall, at such time, constitute Net Cash Proceeds.

“Obligations” means all obligations for principal, premium, interest, Additional Interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

“Officer” means the Executive Chairman, the President, the Chief Financial Officer or any Vice President of the Company.

“Officers’ Certificate” means a certificate signed by two Officers of the Company, at least one of whom shall be the principal financial officer of the Company, and delivered to the Trustee.

“Opinion of Counsel” means a written opinion of counsel who shall be reasonably acceptable to the Trustee.

“Permitted Business” means any business that is the same as or similar, reasonably related, complementary or incidental to the business in which the Company and its Restricted Subsidiaries are engaged on the Issue Date.

“Permitted Holders” means H.I.G. Capital LLC, a Delaware limited liability company and its Affiliates.

“Permitted Indebtedness” means, without duplication, each of the following:

(1) Indebtedness under the Notes in an aggregate outstanding principal amount not to exceed $172.0 million and the related Guarantees;

(2) Indebtedness incurred pursuant to the Credit Agreement in an aggregate principal amount at any time outstanding not to exceed $20.0 million as such amount may be reduced from time to time as a result of permanent reductions of the revolving commitments thereunder as provided in “Certain Covenants—Limitation on Asset Sales;”

(3) other Indebtedness of the Company and its Restricted Subsidiaries outstanding on the Issue Date;

(4) Interest Swap Obligations of the Company or any Restricted Subsidiary of the Company covering Indebtedness of the Company or any of its Restricted Subsidiaries; provided, however, that such Interest Swap Obligations are entered into for the purpose of fixing or hedging interest rates with respect to any fixed or variable rate Indebtedness that is permitted by the Indenture to be outstanding to the extent that the notional amount of any such Interest Swap Obligation does not exceed the principal amount of Indebtedness to which such Interest Swap Obligation relates;

(5) Indebtedness under Currency Agreements, in each case arising in the ordinary course of business of the Company and its Restricted Subsidiaries; provided that in the case of Currency Agreements which relate to Indebtedness, such Currency Agreements do not increase the Indebtedness of the Company and its Restricted Subsidiaries outstanding other than as a result of fluctuations in foreign currency exchange rates or by reason of fees, indemnities and compensation payable thereunder;

(6) intercompany Indebtedness of the Company or a Restricted Subsidiary for so long as such Indebtedness is held by the Company or a Restricted Subsidiary; provided that if as of any date any Person other than the Company or a Restricted Subsidiary owns or holds any such Indebtedness or holds a Lien (other than a Permitted Lien) in respect of such Indebtedness, such date shall be deemed the incurrence of Indebtedness not constituting Permitted Indebtedness under this clause (6) by the issuer of such Indebtedness;

(7) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument inadvertently (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within three business days of incurrence;

(8) Indebtedness of the Company or any of its Restricted Subsidiaries represented by letters of credit for the account of the Company or such Restricted Subsidiary, as the case may be, in order to provide security for workers’ compensation claims, payment obligations in connection with self-insurance or similar requirements, trade obligations or similar obligations, in each case to the extent incurred in the ordinary course of business;

(9) obligations in respect of performance, bid and surety bonds and completion guarantees provided by the Company or any Restricted Subsidiary in the ordinary course of business;

(10) Indebtedness represented by Capitalized Lease Obligations and Purchase Money Indebtedness of the Company and its Restricted Subsidiaries incurred in the ordinary course of business (including Refinancings thereof that do not result in an increase in the aggregate principal amount of Indebtedness of such Person as of the date of such proposed Refinancing (plus the amount of any premium required to be paid under the terms of the instrument governing such Indebtedness and plus the amount of reasonable expenses incurred by the Company in connection with such Refinancing)) not to exceed $5.0 million at any time outstanding;

(11) Refinancing Indebtedness;

(12) Indebtedness represented by guarantees by the Company or a Restricted Subsidiary of Indebtedness incurred by the Company or a Restricted Subsidiary so long as the incurrence of such Indebtedness by the Company or any such Restricted Subsidiary is otherwise permitted by the terms of the Indenture;

(13) Indebtedness arising from agreements of the Company or a Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred in connection with the disposition of any business, assets or Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition; provided that the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds actually received by the Company and the Subsidiary in connection with such disposition;

(14) Indebtedness of the Company or any of its Restricted Subsidiaries to the extent the net proceeds thereof are promptly used to redeem the Notes in full or deposited to defease or discharge the Notes, in each case, in accordance with the Indenture; and

(15) additional Indebtedness of the Company and its Restricted Subsidiaries in an aggregate principal amount not to exceed $5.0 million at any time outstanding.

For purposes of determining compliance with the “—Limitation on Incurrence of Additional Indebtedness” covenant, (a) the outstanding principal amount of any item of Indebtedness shall be counted only once and (b) in the event that an item of Indebtedness meets the criteria of more than one of the categories of Permitted Indebtedness described in clauses (1) through (15) above or is entitled to be incurred pursuant to the Consolidated Fixed Charge Coverage Ratio provisions of such covenant, the Company shall, in its sole discretion, classify (or later reclassify) such item of Indebtedness in any manner that complies with this covenant. Indebtedness under our senior revolving credit facility, which is governed by the Credit Agreement, outstanding on the Issue Date will initially be deemed to have been incurred on such date in reliance on the exception provided by clause (2) of the definition of Permitted Indebtedness. Accrual of interest, accretion or amortization of original issue discount, the payment of interest on any Indebtedness in the form of additional Indebtedness with the same terms, and the payment of dividends on Disqualified Capital Stock in the form of additional shares of the same class of Disqualified Capital Stock will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Capital Stock for purposes of the “—Limitations on Incurrence of Additional Indebtedness” covenant.

“Permitted Investments” means:

(1) Investments by the Company or any Restricted Subsidiary of the Company in any Person that is or will become immediately after such Investment a Restricted Subsidiary or that will merge or consolidate with or into the Company or a Restricted Subsidiary, or that transfers or conveys all or substantially all of its assets to the Company or a Restricted Subsidiary;

(2) Investments in the Company by any Restricted Subsidiary of the Company; provided that any Indebtedness evidencing such Investment is unsecured and subordinated, pursuant to a written agreement, to the Company’s Obligations under the Notes and the Indenture;

(3) Investments in cash and Cash Equivalents;

(4) Currency Agreements and Interest Swap Obligations, in each case, entered into (a) in the ordinary course of the Company’s or its Restricted Subsidiaries’ businesses, (b) not for speculative purposes and (c) otherwise in compliance with the Indenture;

(5) Investments in the Notes;

(6) Investments in securities of trade creditors or customers received pursuant to any plan of reorganization or similar arrangement upon the bankruptcy or insolvency of such trade creditors or customers in exchange for claims against such trade creditors or customers;

(7) Investments made by the Company or its Restricted Subsidiaries as a result of consideration received in connection with an Asset Sale made in compliance with the “—Limitation on Asset Sales” covenant;

(8) Investments in existence on the Issue Date;

(9) loans and advances, including advances for travel and moving expenses, to employees, officers and directors of the Company and its Restricted Subsidiaries in the ordinary course of business for bona fide business purposes not in excess of $250,000 at any one time outstanding;

(10) advances to suppliers and customers in the ordinary course of business;

(11) prepaid expenses and deposits in the ordinary course of business for a bona fide business purpose not in excess of $500,000 at any time outstanding; and

(12) additional Investments in an aggregate amount not to exceed $1.0 million at any time outstanding.

“Permitted Liens” means the following types of Liens:

(1) Liens for taxes, assessments or governmental charges or claims either (a) not delinquent or (b) contested in good faith by appropriate proceedings and as to which the Company or its Restricted Subsidiaries shall have set aside on its books such reserves as may be required pursuant to GAAP;

(2) statutory Liens of landlords and Liens of carriers, warehousemen, mechanics, suppliers, materialmen, repairmen and other Liens imposed by law or pursuant to customary reservations or retentions of title incurred in the ordinary course of business for sums not yet delinquent or being contested in good faith, if such reserve or other appropriate provision, if any, as shall be required by GAAP shall have been made in respect thereof;

(3) Liens incurred or deposits made in the ordinary course of business in connection with workers’ compensation, unemployment insurance and other types of social security, including any Lien securing letters of credit issued in the ordinary course of business consistent with past practice in connection therewith, or to secure the performance of tenders, statutory obligations, surety and appeal bonds, bids, leases, government contracts, performance and return-of-money bonds and other similar obligations (exclusive of obligations for the payment of borrowed money);

(4) any judgment Lien not giving rise to an Event of Default;

(5) easements, rights-of-way, zoning restrictions and other similar charges or encumbrances in respect of real property not interfering in any material respect with the ordinary conduct of the business of the Company or any of its Restricted Subsidiaries;

(6) any interest or title of a lessor under any Capitalized Lease Obligation permitted pursuant to clause (10) of the definition of “Permitted Indebtedness;” provided that such Liens do not extend to any property or assets which is not leased property subject to such Capitalized Lease Obligation;

(7) Liens securing Purchase Money Indebtedness permitted pursuant to clause (10) of the definition of “Permitted Indebtedness;” provided, however, that (a) the Indebtedness shall not exceed the cost of the property or assets acquired, together, in the case of real property, with the cost of the construction thereof and improvements thereto, and shall not be secured by a Lien on any property or assets of the Company or any Restricted Subsidiary of the Company other than such property or assets so acquired or constructed and improvements thereto and (b) the Lien securing such Indebtedness shall be created within 180 days of such acquisition or construction or, in the case of a refinancing of any Purchase Money Indebtedness, within 180 days of such refinancing;

(8) Liens upon specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(9) Liens securing reimbursement obligations with respect to commercial letters of credit which encumber documents and other property relating to such letters of credit and products and proceeds thereof;

(10) Liens encumbering deposits made to secure obligations arising from statutory, regulatory, contractual, or warranty requirements of the Company or any of its Restricted Subsidiaries, including rights of offset and set-off;

(11) Liens securing Interest Swap Obligations which Interest Swap Obligations relate to Indebtedness that is otherwise permitted under the Indenture;

(12) Liens securing Indebtedness under Currency Agreements that are permitted under the Indenture;

(13) Liens securing Acquired Indebtedness incurred in accordance with the “—Limitation on Incurrence of Additional Indebtedness” covenant; provided that:

(a) such Liens secured such Acquired Indebtedness at the time of and prior to the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company and were not granted in connection with, or in anticipation of, the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company; and

(b) such Liens do not extend to or cover any property or assets of the Company or of any of its Restricted Subsidiaries other than the property or assets that secured the Acquired Indebtedness prior to the time such Indebtedness became Acquired Indebtedness of the Company or a Restricted Subsidiary of the Company and are no more favorable to the lienholders than those securing the Acquired Indebtedness prior to the incurrence of such Acquired Indebtedness by the Company or a Restricted Subsidiary of the Company;

(14) Liens existing as of the Issue Date and securing Indebtedness permitted to be outstanding under clause (3) of the definition of the term “Permitted Indebtedness” to the extent and in the manner such Liens are in effect on the Issue Date;

(15) Liens securing the Notes and all other monetary obligations under the Indenture and the Guarantees;

(16) Liens securing Indebtedness under the Credit Agreement to the extent such Indebtedness is permitted under clause (2) of the definition of the term “Permitted Indebtedness”; provided, that any such Liens on Priority Collateral shall be subordinated to the Liens securing the Notes pursuant to the Intercreditor Agreement; and

(17) Liens securing Refinancing Indebtedness which is incurred to Refinance any Indebtedness which has been secured by a Lien permitted under this paragraph and which has been incurred in accordance with the “—Limitation on Incurrence of Additional Indebtedness” provisions of the Indenture; provided, however, that such Liens: (i) are no less favorable to the Holders and are not more favorable to the lienholders with respect to such Liens than the Liens in respect of the Indebtedness being Refinanced; and (ii) do not extend to or cover any property or assets of the Company or any of its Restricted Subsidiaries not securing the Indebtedness so Refinanced.

“Person” means an individual, partnership, corporation, limited liability company, unincorporated organization, trust or joint venture, or a governmental agency or political subdivision thereof.

“Preferred Stock” of any Person means any Capital Stock of such Person that has preferential rights to any other Capital Stock of such Person with respect to dividends or redemptions or upon liquidation.

“Priority Collateral” means all Collateral other than inventory, accounts receivable and certain related assets.

“Purchase Money Indebtedness” means Indebtedness of the Company and its Restricted Subsidiaries incurred for the purpose of financing all or any part of the purchase price, or the cost of installation, construction or improvement, of property or equipment, provided that the aggregate principal amount of such Indebtedness does not exceed the lesser of the Fair Market Value of such property or such purchase price or cost.

“Qualified Capital Stock” means any Capital Stock that is not Disqualified Capital Stock.

“Refinance” means, in respect of any security or Indebtedness, to refinance, extend, renew, refund, repay, prepay, redeem, defease or retire, or to issue a security or Indebtedness in exchange or replacement for, such security or Indebtedness in whole or in part. “Refinanced” and “Refinancing” shall have correlative meanings.

“Refinancing Indebtedness” means any Refinancing by the Company or any Restricted Subsidiary of the Company of Indebtedness incurred in accordance with the “—Limitation on Incurrence of Additional Indebtedness” covenant (other than pursuant to Permitted Indebtedness) or clauses (1), (3) or (11) of the definition of Permitted Indebtedness, in each case that does not:

(1) have an aggregate principal amount (or, if such Indebtedness is issued with original issue discount, an aggregate offering price) greater than the sum of (x) the aggregate principal amount of the Indebtedness being Refinanced (or, if such Indebtedness being Refinanced is issued with original issue discount, the aggregate accreted value) as of the date of such proposed Refinancing plus (y) the amount of fees, expenses, premium, defeasance costs and accrued but unpaid interest relating to the Refinancing of such Indebtedness being Refinanced;

(2) create Indebtedness with: (a) a Weighted Average Life to Maturity that is less than the Weighted Average Life to Maturity of the Indebtedness being Refinanced; or (b) a final maturity earlier than the final maturity of the Indebtedness being Refinanced; or

(3) affect the security, if any, for such Refinancing Indebtedness (except to the extent that less security is granted to holders of such Refinancing Indebtedness);

If such Indebtedness being Refinanced is subordinate or junior by its terms to the Notes, then such Refinancing Indebtedness shall be subordinate by its terms to the Notes at least to the same extent and in the same manner as the Indebtedness being Refinanced.

“Registration Rights Agreement” means the Registration Rights Agreement, dated as of the Issue Date, between the Company, the Guarantors and the Initial Purchaser, as the same may be amended or modified from time to time in accordance with the terms thereof.

“Restricted Subsidiary” of any Person means any Subsidiary of such Person which at the time of determination is not an Unrestricted Subsidiary.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Security Agreement” means the Security Agreement, dated as of the Issue Date, made by the Company and the Guarantors in favor of the Collateral Agent, as amended or supplemented from time to time in accordance with its terms.

“Significant Subsidiary” with respect to any Person, means any Restricted Subsidiary of such Person that satisfies the criteria for a “significant subsidiary” set forth in clauses (1) or (2) of Rule 1-02(w) of Regulation S-X under the Exchange Act.

“Subsidiary” with respect to any Person, means:

(1) any corporation of which the outstanding Capital Stock having at least a majority of the votes entitled to be cast in the election of directors under ordinary circumstances shall at the time be owned, directly or indirectly, by such Person; or

(2) any other Person of which at least a majority of the voting interest under ordinary circumstances is at the time, directly or indirectly, owned by such Person.

“Unrestricted Subsidiary” of any Person means:

(1) any Subsidiary of such Person that at the time of determination shall be or continue to be designated an Unrestricted Subsidiary by the Board of Directors of such Person in the manner provided below; and

(2) any Subsidiary of an Unrestricted Subsidiary.

The Board of Directors of the Company may designate any Subsidiary (including any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary owns any Capital Stock of, or owns or holds any Lien on any property of, the Company or any other Subsidiary of the Company that is not a Subsidiary of the Subsidiary to be so designated, provided that:

(1) the Company certifies to the Trustee that such designation complies with the “—Limitation on Restricted Payments” covenant; and

(2) each Subsidiary to be so designated and each of its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Company or any of its Restricted Subsidiaries.

The Board of Directors of the Company may designate any Unrestricted Subsidiary to be a Restricted Subsidiary only if:

(1) immediately after giving effect to such designation, the Company is able to incur at least $1.00 of additional Indebtedness (other than Permitted Indebtedness) in compliance with the “—Limitation on Incurrence of Additional Indebtedness” covenant; and

(2) immediately before and immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing.

Any such designation by the Board of Directors shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the Board Resolution giving effect to such designation and an Officers’ Certificate certifying that such designation complied with the foregoing provisions.

“Voting Stock” means, with respect to any Person, securities of any class or classes of Capital Stock of such Person entitling the holders thereof (whether at all times or only so long as no senior class of stock has voting power by reason of any contingency) to vote in the election of members of the Board of Directors (or equivalent governing body) of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness at any date, the number of years obtained by dividing (1) the then outstanding aggregate principal amount of such Indebtedness into (2) the sum of the total of the products obtained by multiplying:

(a) the amount of each then remaining installment, sinking fund, serial maturity or other required payment of principal, including payment at final maturity, in respect thereof, by

(b) the number of years (calculated to the nearest one-twelfth) which will elapse between such date and the making of such payment.

“Wholly-Owned Restricted Subsidiary” of any Person means any Restricted Subsidiary of such Person of which all the outstanding Capital Stock (other than in the case of a Foreign Subsidiary, directors’ qualifying shares or an immaterial amount of shares required to be owned by other Persons pursuant to applicable law) are owned by such Person or any Wholly-Owned Restricted Subsidiary of such Person.

UNITED STATES FEDERAL TAXATION

The following is a summary of the material United States federal income tax consequences of exchanging old notes for exchange notes in the exchange offer and of the ownership and disposition of the exchange notes offered hereby, but does not purport to be a complete analysis of all potential tax considerations relating to the exchange offer or the exchange notes. This summary is limited to persons that acquired the old notes in the initial offering at their original issue price, are exchanging old notes for exchange notes in the exchange offer and will hold the exchange notes as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code, (generally, property held for investment). This section does not apply to a holder that is a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies:

•	a trader in securities that elects to use a mark-to-market method of accounting for its securities holdings;

•	a bank;

•	a life insurance company;

•	a tax-exempt organization;

•	a person that owns notes that are a hedge or that are hedged against interest rate risks;

•	a person that owns notes as part of a straddle or conversion transaction for tax purposes;

•	a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar; or

•	a United States alien holder (as defined below) that holds the notes in connection with a United States trade or business.

This section is based on the Code, its legislative history, existing and proposed regulations under the Code, published rulings and court decisions, all as currently in effect. These laws are subject to change, possibly on a retroactive basis.

If a partnership holds the notes, the United States federal income tax treatment of a partner will generally depend on the status of the partner and the tax treatment of the partnership. A partner in a partnership holding the notes should consult its tax advisor with regard to the United States federal income tax treatment of an investment in the notes.

THIS SUMMARY OF MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT ITS TAX ADVISOR WITH RESPECT TO THE APPLICATION OF UNITED STATES FEDERAL INCOME TAX LAWS WITH RESPECT TO ITS PARTICULAR SITUATION AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER THE UNITED STATES FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY FOREIGN, STATE OR LOCAL JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Consequences of Exchanging Old Notes for Exchange Notes

The exchange of your old notes for exchange notes in the exchange offer should not constitute a taxable exchange for federal income tax purposes. Accordingly, the exchange offer should have no federal income tax consequences to you. Your federal income tax basis in the exchange notes should be the same as your federal income tax basis in your old notes and your holding period for federal income tax purposes in the exchange notes will include your holding period in the old notes you exchanged for the exchange notes.

United States Holders

This subsection describes the tax consequences to a United States holder. A holder is a United States holder if that holder is a beneficial owner of a note and is or is treated for United States federal income tax purposes as:

•	a citizen or resident of the United States;

•	a domestic corporation;

•	an estate whose income is subject to United States federal income tax regardless of its source; or

•	a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust or if the trust was in existence on August 20, 1996 and has elected to continue to be treated as a United States person.

Holders that are not United States holders should refer to “–United States Alien Holders” below.

Interest and Original Issue Discount. If you are a United States holder, stated interest on the exchange notes will be reportable by you as ordinary income at the time it accrues or is received in accordance with your regular method of accounting for United States federal income tax purposes. Thus, if you are on the accrual method of accounting for United States federal income tax purposes, stated interest on the exchange notes will be reportable by you as ordinary income at the time it accrues. If you are on the cash method of accounting for United States federal income tax purposes, stated interest on the exchange notes will be taxable to you as ordinary income at the time it is received.

Because the stated redemption price of the old notes did not exceed their issue price by more than a de minimis amount for federal income tax purposes, no portion of the original issue discount, or OID, on the notes is reportable by a United States holder as ordinary income on a current basis, unless the United States holder makes an affirmative election to accrue such OID (and all stated interest and any market discount) into income on a constant interest basis.

We believe that the likelihood, as of the issue date of the old notes, that additional interest would become payable on the old notes as a result of a failure to timely consummate a registered exchange offer for the notes or cause a shelf registration statement for resales of the notes to be declared effective was remote. Accordingly, we will take the position that United States holders are not required, prior to such additional interest becoming payable, to take the potential for such additional interest into account in determining their income from the old notes. Our determination that there was, as of the issue date, only a remote likelihood of additional interest is binding on each United States holder unless such holder explicitly discloses in the manner required by applicable Treasury regulations that such holder’s determination is different from ours. The Internal Revenue Service, or IRS, may disagree with our position regarding the likelihood of additional interest on the old notes, in which case the timing of a United States holder’s recognition of income on the notes could be affected.

Purchase, Sale and Retirement of the Notes. A holder’s tax basis in an exchange note will generally be the cost of the exchange note. A holder will generally recognize gain or loss on the sale, retirement or other taxable disposition of an exchange note equal to the difference between the amount realized on the sale, retirement or other taxable disposition and the holder’s tax basis in the exchange note. A holder will recognize capital gain or loss at the time of such sale, retirement or other taxable disposition, except to the extent attributable to accrued but unpaid interest. Capital gain of a noncorporate United States holder that is recognized in a taxable year beginning before January 1, 2009 is generally taxed at a maximum rate of 15% where the holder has a holding period greater than one year. The deductibility of capital losses is subject to limitations.

Market Discount. The resale of exchange notes may be affected by the impact on a purchaser of the market discount provisions of the Code. For this purpose, the market discount on an exchange note acquired by a purchaser of an exchange note other than an initial purchaser generally will equal the amount, if any, by which the stated redemption price at maturity of the exchange note exceeds the purchaser’s adjusted tax basis in the exchange note immediately after its acquisition. Subject to a limited exception, these provisions generally require a United States holder who acquires an exchange note at a market discount to treat as ordinary income that is generally treated as interest income any gain it recognizes on the disposition of that exchange note to the extent of the accrued market discount on that exchange note at the time of maturity or disposition, unless such United States holder elects to include accrued market discount in income over the life of the exchange note.

This election to include market discount in income over the life of the exchange note, once made by a United States holder, applies to all market discount obligations acquired by such United States holder on or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS. In general, market discount will be treated as accruing on a straight-line basis over the remaining term of the exchange note at the time of acquisition, or, at the United States holder’s election, under a constant yield method. If a United States holder makes an election, it will apply only to the exchange note with respect to which it is made, and it may not be revoked. A United States holder who acquires an exchange note at a market discount who does not elect to include accrued market discount in income over the life of the exchange note may be required to defer the deduction of a portion of the interest on any indebtedness it incurs or maintains to purchase or carry the exchange note until maturity or until it disposes of the note in a taxable transaction.

Amortizable Premium. An exchange note is purchased at a premium if its adjusted basis, immediately after its purchase, exceeds the amounts payable (other than qualified stated interest) on the exchange note. A United States holder who purchases an exchange note at a premium generally may elect to amortize that premium from the purchase date to the exchange note’s maturity date under a constant-yield method that reflects semiannual compounding based on the exchange note’s payment period. Amortized premium is treated as an offset to interest income on an exchange note and not as a separate deduction. A United States holder’s election to amortize premium on a constant yield method, once made, applies to all debt obligations held or subsequently acquired by such United States holder on or after the first day of the first taxable year to which the election applies and such United States holder may not revoke it without the consent of the IRS.

United States Alien Holders

This subsection describes the tax consequences to a United States alien holder. A holder is a United States alien holder if that holder is the beneficial owner of an exchange note and is, for United States federal income tax purposes:

•	a nonresident alien individual,

•	a foreign corporation, or

•	an estate or trust that in either case is not subject to United States federal income tax on a net income basis on income or gain from an exchange note.

This subsection does not apply to a United States holder.

Under United States federal income tax law, and subject to the discussion of backup withholding below, if a holder is a United States alien holder of a note:

•	we and other United States paying agents (collectively referred to as “U.S. Payors”) generally will not be required to deduct a 30% United States withholding tax from payments on the exchange notes to the holder if, in the case of payments of interest:

•	the holder does not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company that are entitled to vote;

•	the holder is not a controlled foreign corporation that is related to the Company through stock ownership;

•	the U.S. Payor does not have actual knowledge or reason to know that the holder is a United States person and:

•	the holder has furnished to the U.S. Payor an Internal Revenue Service Form W-8BEN or an acceptable substitute form upon which the holder certifies, under penalties of perjury, that the holder is (or, in the case of a United States alien holder that is a partnership or an estate or trust, such forms certifying that each partner in the partnership or beneficiary of the estate or trust is) a non-United States person;

•	the U.S. Payor has received a withholding certificate (furnished on an appropriate Internal Revenue Service Form W-8 or an acceptable substitute form) from a person claiming to be:

•	a withholding foreign partnership (generally a foreign partnership that has entered into an agreement with the Internal Revenue Service to assume primary withholding responsibility with respect to distributions and guaranteed payments it makes to its partners);

•	a qualified intermediary (generally a non-United States financial institution or clearing organization or a non-United States branch or office of a United States financial institution or clearing organization that is a party to a withholding agreement with the Internal Revenue Service); or

•	a U.S. branch of a non-United States bank or of a non-United States insurance company, that has agreed to be treated as a United States person for withholding purposes,

and the withholding foreign partnership, qualified intermediary or U.S. branch has received documentation upon which it may rely to treat the payment as made to a non-United States person that is, for United States federal income tax purposes, the beneficial owner of the payment on the notes in accordance with U.S. Treasury regulations (or, in the case of a withholding foreign partnership or a qualified intermediary, in accordance with its agreement with the Internal Revenue Service),

•	the U.S. Payor receives a statement from a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business,

•	certifying to the U.S. Payor under penalties of perjury that an Internal Revenue Service Form W–8BEN or an acceptable substitute form has been received from the holder by it or by a similar financial institution between it and the holder, and

•	to which is attached a copy of Internal Revenue Service Form W–8BEN or acceptable substitute form, or

•	the U.S. Payor otherwise possesses documentation upon which it may rely to treat the payment as made to a non-United States person that is, for United States federal income tax purposes, the beneficial owner of the payments on the notes in accordance with U.S. Treasury regulations.

Subject to the discussion below regarding effectively connected interest, a non-United States alien holder that does not meet the conditions set forth above will be subject to a 30% United States federal withholding tax with respect to payments of interest, unless the United States alien holder is entitled to a reduction in or an exemption from withholding tax on interest under a tax treaty between the United States and the United States alien holder’s country of residence. To claim such a reduction or exemption, a United States alien holder must generally complete an Internal Revenue Service Form W–8BEN and claim this exemption on the form. In some cases, a United States alien holder may instead be permitted to provide documentary evidence of its claim to the intermediary, or a qualified intermediary may already have some or all of the necessary evidence in its files.

Interest Treated as Effectively Connected. Notwithstanding the foregoing discussion and subject to the discussion below regarding backup withholding, interest on a United States alien holder’s exchange notes will not be subject to United States federal withholding tax, but will be includible in the income of the United States alien holder for regular United States federal income tax purposes (and, in the case of a United States alien holder that is a foreign corporation, for purposes of the 30% United States branch profits tax) if:

•	the United States alien holder is engaged in the conduct of a trade or business in the United States;

•	interest income on the United States alien holder’s exchange notes is effectively connected to the conduct of its trade or business in the United States (and, if a “permanent establishment” clause in a tax treaty applies, is attributable to a permanent establishment in the United States); and

•	the United States alien holder has certified to the paying agent on an IRS Form W-8ECI that it is exempt from withholding tax because the interest income on its notes will be effectively connected with the conduct of its trade or business in the United States.

Sale or Other Disposition of the Exchange Notes. A United States alien holder will generally not be subject to United States federal income tax or withholding tax on gain recognized on the sale, retirement or other taxable disposition of an exchange note unless such gain is effectively connected with a United States trade or business of such United States alien holder. However, an individual United States alien holder who is present in the United States for 183 days or more in the taxable year of the disposition of an exchange note and satisfies certain other conditions will be subject to United States federal income tax on any gain recognized.

Furthermore, an exchange note held by an individual who at death is not a citizen or resident of the United States will not be includible in the individual’s gross estate for United States federal estate tax purposes if:

•	the decedent did not actually or constructively own 10% or more of the total combined voting power of all classes of stock of the Company entitled to vote at the time of death; and

•	the income on the exchange note would not have been effectively connected with a United States trade or business of the decedent at the same time.

Backup Withholding and Information Reporting

In general, in the case of a noncorporate United States holder, we and other payors are required to report to the IRS all payments of principal, premium, if any, and interest on the exchange notes. In addition, we and other payors are required to report to the IRS any payment of proceeds of the sale of the exchange notes before maturity within the United States. Additionally, backup withholding will apply to any payments if the holder fails to provide an accurate taxpayer identification number, or the holder is notified by the IRS that the holder has failed to report all interest and dividends required to be shown on the holder’s federal income tax returns.

In general, in the case of a United States alien holder, payments of principal, premium, if any, and interest made by us and other payors to the holder will not be subject to backup withholding and information reporting, provided that the certification requirements described above under “–United States Alien Holders” are satisfied or the holder otherwise establishes an exemption. However, we and other payors are required to report payments of interest on the exchange notes on Internal Revenue Service Form 1042–S even if the payments are not otherwise subject to information reporting requirements. In addition, payment of the proceeds from the sale of exchange notes effected at a United States office of a broker will not be subject to backup withholding and information reporting provided that:

•	the broker does not have actual knowledge or reason to know that the holder is a United States person and the holder has furnished to the broker:

•	an appropriate Internal Revenue Service Form W-8 or an acceptable substitute form upon which the holder certifies, under penalties of perjury, that the holder is not a United States person; or

•	other documentation upon which it may rely to treat the payment as made to a non-United States person in accordance with U.S. Treasury regulations; or

the holder otherwise establishes an exemption.

If a holder fails to establish an exemption and the broker does not possess adequate documentation of the holder’s status as a non-United States person, the payments may be subject to information reporting and backup withholding. However, backup withholding will not apply with respect to payments made to an offshore account maintained by the holder unless the broker has actual knowledge or reason to know that the holder is a United States person.

In general, payment of the proceeds from the sale of exchange notes effected at a foreign office of a broker will not be subject to information reporting or backup withholding. However, a sale effected at a foreign office of a broker will be subject to information reporting and backup withholding if:

•	the proceeds are transferred to an account maintained by the holder in the United States;

•	the payment of proceeds or the confirmation of the sale is mailed to the holder at a United States address; or

•	the sale has some other specified connection with the United States as provided in U.S. Treasury regulations,

unless the broker does not have actual knowledge or a reason to know that the holder is a United States person and the documentation requirements described above (relating to a sale of notes effected at a United States office of a broker) are met or the holder otherwise establishes an exemption.

In addition, payment of the proceeds from the sale of exchange notes effected at a foreign office of a broker will be subject to information reporting if the broker is:

•	a United States person;

•	a controlled foreign corporation for United States tax purposes;

•	a foreign person 50% or more of whose gross income is effectively connected with the conduct of a United States trade or business for a specified three-year period; or

•	a foreign partnership, if at any time during its tax year:

•	one or more of its partners are “U.S. persons,” as defined in U.S. Treasury regulations, who in the aggregate hold more than 50% of the income or capital interest in the partnership, or

•	such foreign partnership is engaged in the conduct of a United States trade or business;

unless the broker does not have actual knowledge or a reason to know that the holder is a United States person and the documentation requirements described above (relating to a sale of notes effected at a United States office of a broker) are met or the holder otherwise establishes an exemption.

Backup withholding will apply if the sale is subject to information reporting and the broker has actual knowledge or reason to know that the holder is a United States person.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes in an exchange offer for its own account must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of such notes. Exchange notes received by broker-dealers in the exchange offer for their own account may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it in the exchange offer for its own account and any broker or dealer that participates in a distribution of such notes may be deemed to be an “underwriter” within the meaning of the Securities Act and must, therefore, deliver a prospectus meeting the requirements of the Securities Act in connection with any resales of the exchange notes received in the exchange offer and any profit on any such resale of such notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by broker-dealers in connection with resales of exchange notes they received in the exchange offer, where such notes were acquired as a result of market-making activities or other trading activities and may be used by us to purchase any notes outstanding after expiration of the exchange offer. We have agreed that, for a period of 180 days from the effective date of this registration statement, we will make this prospectus, as amended or supplemented, available to any such broker-dealer for use in connection with any such resale.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. The letter of transmittal states that, by acknowledging that it will deliver and by delivering a prospectus meeting the requirements of the Securities Act, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay all expenses incident to the exchange offer, including the reasonable fees and expenses of counsel to the initial purchaser of the old notes, other than commissions or concessions of any brokers or dealers and will indemnify holders of the notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

We reserve the right in our sole discretion to purchase or make offers for, or to offer exchange notes for, any old notes that remain outstanding subsequent to the expiration of the exchange offer pursuant to this prospectus or otherwise and, to the extent permitted by applicable law, purchase old notes in the open market, in privately negotiated transactions or otherwise.

LEGAL MATTERS

The validity of the issuance of the exchange notes and certain legal matters in connection with this exchange offer will be passed upon for us by Morgan, Lewis & Bockius LLP, Pittsburgh, Pennsylvania.

EXPERTS

The consolidated financial statements of CitiSteel USA, Inc., as of December 31, 2005, December 31, 2004 and for the periods from June 10, 2005 to December 31, 2005 and January 1, 2005 to June 9, 2005 and for the year ended December 31, 2004 included in this prospectus have been audited by Crowe Chizek and Company LLC, an independent registered public accounting firm, as stated in their report herein, and are so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated statements of operations, changes in stockholder’s equity and cash flows of CitiSteel USA, Inc. and subsidiary for the year ended December 31, 2003, included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein, and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

CHANGE IN ACCOUNTANTS

On September 15, 2005, we engaged Crowe Chizek and Company LLC as our independent accountants. Deloitte & Touche LLP (“Deloitte”), previously our independent registered public accounting firm, advised us that it does not meet the independence standards established by the SEC with respect to the year ended December 31, 2004 and, on August 29, 2005, resigned. The report of Deloitte on the consolidated statements of operations, changes in stockholder’s equity and cash flows of CitiSteel USA, Inc. and subsidiary (“CitiSteel”) for the year ended December 31, 2003 did not contain an adverse opinion or a disclaimer of opinion, and is not qualified or modified as to uncertainty, audit scope or accounting principles. The decision to change accountants has been approved by the Board of Directors of each of the Registrants. During each of the two most recent fiscal years and through August 29, 2005, there have been no disagreements on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure which, if not resolved to the satisfaction of Deloitte, would have caused it to make reference to the subject matter thereof in connection with their report.

CitiSteel has requested that Deloitte furnish CitiSteel with a copy of a letter addressed to the Securities and Exchange Commission stating whether Deloitte agrees with the above statements. A copy of such letter has been filed as exhibit 16.1 to the registration statement of which this prospectus forms a part.

During the two most recent fiscal years and through September 15, 2005, neither CitiSteel nor anyone acting on its behalf consulted Crowe Chizek regarding either (1) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on CitiSteel’s consolidated financial statements, or (2) any matter that was either (a) the subject of a disagreement with Deloitte on accounting principles or practices, financial statement disclosure or auditing scope or procedures, which, if not resolved to the satisfaction of Deloitte would have caused Deloitte to make reference to the matter in its report, or (b) a reportable event as defined in Item 304(a)(1)(v) of Regulation S-X of the Securities and Exchange Commission. CitiSteel provided Crowe Chizek with the registration statement of which this prospectus forms a part prior to filing it with the Securities and Exchange Commission.

INDEX TO FINANCIAL STATEMENTS

Page
Financial Statements:

Report of Independent Registered Public Accounting Firm	F-2

Report of Independent Registered Public Accounting Firm	F-3

Consolidated Balance Sheets as of December 31, 2005 and December 31, 2004	F-4

Consolidated Statements of Operations for the periods from June 10, 2005 to December 31, 2005 and January 1, 2005 to June 9, 2005 and for the Years Ended December 31, 2004 and 2003	F-5

Consolidated Statements of Changes in Stockholder’s Equity (Deficit) for the periods from June 10, 2005 to December 31, 2005 and January 1, 2005 to June 9, 2005 and for the Years Ended December 31, 2004 and 2003

F-6

Consolidated Statements of Cash Flows for the periods from June 10, 2005 to December 31, 2005 and January 1, 2005 to June 9, 2005 and for the Years Ended December 31, 2004 and 2003	F-8

Notes to Consolidated Financial Statements as of and for the periods from June 10, 2005 to December 31, 2005 and January 1, 2005 to June 9, 2005 and for the Years Ended December 31, 2004 and 2003	F-10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

CitiSteel USA, Inc.

Claymont, Delaware

We have audited the accompanying consolidated balance sheets of CitiSteel USA, Inc. (the “Company”) as of December 31, 2005 and December 31, 2004, and the related consolidated statements of operations, changes in stockholder’s equity (deficit), and cash flows for the periods from June 10, 2005 to December 31, 2005 and January 1, 2005 to June 9, 2005 and for the year ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and December 31, 2004, and the results of its operations and cash flows for the periods of June 10, 2005 to December 31, 2005 and January 1, 2005 to June 9, 2005 and for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ Crowe Chizek and Company LLC

Lexington, Kentucky

March 17, 2006,

except for Note 8 to which the date is April 21, 2006.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders of

CitiSteel USA, Inc.

Claymont, Delaware

We have audited the accompanying consolidated statements of operations, changes in stockholder’s equity, and cash flows of CitiSteel USA, Inc. and subsidiary (the “Company”) for the year ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated statements of operations, changes in stockholder’s equity, and cash flows present fairly, in all material respects, the results of the Company’s operations and its cash flows for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

/s/    Deloitte & Touche LLP

Philadelphia, Pennsylvania

April 18, 2005

CITISTEEL USA, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2005 AND 2004

(Amounts in thousands)

	Successor	Predecessor
	December 31, 2005	December 31, 2004
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$7,320	$9,917
Accounts receivable, less allowance for doubtful accounts of $1,335 and $1,035 for December 31, 2005 and 2004, respectively	38,745	30,930
Inventories	35,952	37,068
Prepaid expenses	805	1,579
Income taxes receivable		236
Deferred taxes	1,144	1,271

Total current assets	83,966	81,001
Property, plant, and equipment—net	14,615	27,012
Deferred financing costs	7,912
Intangible assets	6,862
Deferred taxes	2,248
Other assets		12

TOTAL	$115,603	$108,025

LIABILITIES AND STOCKHOLDER’S EQUITY (DEFICIT)

CURRENT LIABILITIES:
Accounts payable	$21,481	$18,589
Accrued expenses	3,941	2,617
Accrued profit sharing	2,205	2,436
Accrued interest payable	7,167
Due to seller	4,814
Income taxes payable	1,022	3,322

Total current liabilities	40,630	26,964
Long-term debt	170,452
Other long-term liabilities	285	627
Deferred income taxes	2,658	4,194

Total liabilities	214,025	31,785

COMMITMENTS AND CONTINGENCIES (Note 14)

STOCKHOLDER’S EQUITY (DEFICIT):
Preferred stock, $1 par value—authorized, 500 shares; issued and outstanding, no shares
Series B cumulative preferred stock, $200,000 par value—authorized, 500 shares; issued and outstanding, 166 shares		33,200
Common stock, $0.01 par value and $1 par value, in December 31, 2005 and June 9, 2005 and 2004, respectively—authorized, issued and outstanding, 1,000 shares		1
Additional paid-in capital		16,999
(Accumulated deficit) retained earnings	(98,422)	26,740
Accumulated other comprehensive loss		(700)

Total stockholder’s equity (deficit)	(98,422)	76,240

TOTAL	$115,603	$108,025

See notes to consolidated financial statements.

CITISTEEL USA, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE PERIOD OF JUNE 10, 2005 TO DECEMBER 31, 2005 AND

JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

(Amounts in thousands)

	Successor	Predecessor
	June 10 to December 31, 2005	January 1 to June 9, 2005	2004	2003
SALES	$149,683	$128,687	$239,556	$108,510
COST OF SALES	114,136	78,762	167,029	109,075

GROSS PROFIT (LOSS)	35,547	49,925	72,527	(565)
OPERATING EXPENSES—Selling, general and administrative	8,041	2,535	8,303	5,579

INCOME (LOSS) FROM OPERATIONS	27,506	47,390	64,224	(6,144)

OTHER INCOME (EXPENSE):
Interest income	14	228	47	3
Interest expense	(11,632)		(568)	(900)
Other non-operating income	101		147	146

Total other income (expense)	(11,517)	228	(374)	(751)

INCOME (LOSS) BEFORE INCOME TAXES	15,989	47,618	63,850	(6,895)
INCOME TAX (EXPENSE) BENEFIT	(5,686)	(17,583)	(21,881)	147

NET INCOME (LOSS)	$10,303	$30,035	$41,969	$(6,748)

See notes to consolidated financial statements.

CITISTEEL USA, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER’S EQUITY (DEFICIT)

FOR THE PERIOD OF JUNE 10, 2005 TO DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

(Dollar amounts in thousands)

	Common Stock		Series B Cumulative Preferred Stock		Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Total Stockholder’s Equity (Deficit)
	Shares	Amount	Shares	Amount
Predecessor
BALANCE—January 1, 2003	1,000	$1	$166	$33,200	$16,999	$(8,481)	$(679)	$41,040
Comprehensive loss:
Net loss						(6,748)		(6,748)
Other comprehensive income (loss):
Unrealized gains on short-term investments							138	138
Minimum pension liability adjustment net of income taxes							(122)	(122)

Total Comprehensive Loss								(6,732)

Predecessor
BALANCE—December 31, 2003	1,000	$1	$166	$33,200	$16,999	$(15,229)	$(663)	$34,308
Comprehensive income:
Net income						41,969		41,969
Other comprehensive income (loss):
Adjustment to unrealized gains on short-term investments							(138)	(138)
Minimum pension liability adjustment net of income tax benefit of $78							101	101

Total Comprehensive Income								41,932

Predecessor
BALANCE—December 31, 2004	1,000	$1	$166	$33,200	$16,999	$26,740	$(700)	$76,240

See notes to consolidated financial statements.

CITISTEEL USA, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER’S EQUITY (DEFICIT)

FOR THE PERIOD OF JUNE 10, 2005 TO DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

(Dollar amounts in thousands)

	Common Stock		Series B Cumulative Preferred Stock		Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Loss	Total Stockholder’s Equity (Deficit)
	Shares	Amount	Shares	Amount
Predecessor
BALANCE—January 1, 2005	1,000	$1	$166	$33,200	$16,999	$26,740	$(700)	$76,240
Comprehensive loss:
Net income						30,035		30,035
Dividends						(9,267)		(9,267)
Other comprehensive income (loss):
Unrealized gains on short-term investments
Minimum pension liability adjustment net of income taxes							(517)	(517)
Total Comprehensive Loss								(517)

Predecessor
BALANCE—June 9, 2005	1,000	$1	$166	$33,200	$16,999	$47,508	$(1,217)	$96,491

Successor
BALANCE—June 10, 2005	1,000	—	—	—	—	—	—	—
Net income						10,303		10,303
Dividends						(108,725)		(108,725)

BALANCE—December 31, 2005	1,000	—	—	—	—	$(98,422)	—	$(98,422)

See notes to consolidated financial statements.

CITISTEEL USA, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIOD OF JUNE 10, 2005 TO DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

(Amounts in Thousands)

	Successor	Predecessor
	June 10 to December 31, 2005	January 1 to June 9, 2005	2004	2003
OPERATING ACTIVITIES:
Net income (loss)	$10,303	$30,035	$41,969	$(6,748)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	5,449	1,816	4,737	4,903
Loss on disposal of equipment			519
Gain on sale of short-term investments			(144)	(146)
Provision for (recoveries of) bad debt	300		258	(574)
Changes in assets and liabilities which provided (used) cash:
Accounts receivable	(8,808)	693	(18,459)	976
Income tax receivable	573	(337)	(236)
Inventories	9,860	5,278	(14,604)	2,290
Prepaid expenses	51	723	(934)	(149)
Accounts payable	9,255	(6,363)	8,068	127
Accrued expenses and profit sharing	1,971	(904)	3,307	(662)
Accrued interest payable	7,167		(68)	(5)
Income taxes payable	(303)	4,377	3,322
Due to seller	500
Deferred taxes	(5,376)	132	3,001	(147)
Other assets and liabilities	(1,778)	(519)	(52)	(176)

Net cash provided by (used in) operating activities	29,164	34,931	30,684	(311)

INVESTING ACTIVITIES:
Acquisition of property, plant, and equipment	(5,926)	(416)	(1,638)	(1,572)
Addition to short-term investments				(245)
Proceeds from sale of short-term investments			259	276
Business acquisition	(100,825)

Net cash used in investing activities	(106,751)	(416)	(1,379)	(1,541)

CITISTEEL USA, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIOD OF JUNE 10, 2005 TO DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

(Amounts in Thousands)

	Successor	Predecessor
	June 10 to December 31, 2005	January 1 to June 9, 2005	2004	2003
FINANCING ACTIVITIES:
Net repayments of line of credit			(16,511)	(871)
Net proceeds from (repayments of) note payable—related party			(3,400)	2,500
Proceeds from senior secured notes	25,253
Repayments of senior secured notes	(25,253)
Dividends	(108,725)	(9,267)
Borrowings under senior secured floating rate notes	170,453
Deferred financing costs	(11,986)

Net cash (used in) provided by financing activities	49,742	(9,267)	(19,911)	1,629

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(27,845)	25,248	9,394	(223)
CASH AND CASH EQUIVALENTS—Beginning of year	35,165	9,917	523	746

CASH AND CASH EQUIVALENTS—End of year	$7,320	$35,165	$9,917	$523

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION—Cash paid during the year for:
Interest	$1,199	$0	$637	$900

Income taxes	$11,411	$13,423	$15,794	$—

See notes to consolidated financial statements.

CITISTEEL USA, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE PERIOD OF JUNE 9, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

1. NATURE OF BUSINESS

CitiSteel USA, Inc. and subsidiary, CitiSteel PA, Inc., (the “Company”) is a wholly owned subsidiary of SteelCo Holdings, Inc., (“Holdings”) a corporation incorporated in the State of Delaware. Holdings is an affiliate of H.I.G. Capital, LLC. Prior to June 10, 2005 the Company was a wholly owned subsidiary of CITIC USA Holdings, Inc. (“CITIC Holdings”), a corporation incorporated in the State of Delaware. CITIC Holdings was a wholly owned subsidiary of the China International Trust & Investment Corporation (“CITIC”). The Company manufactures and sells carbon steel plates throughout the eastern and mid-western regions of the United States.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation—The consolidated financial statements include the results of operations and financial position of the Company. All significant intercompany balances and transactions have been eliminated.

Cash and Cash Equivalents—The Company considers all highly liquid financial instruments purchased with an original maturity of three months or less to be cash equivalents. Outstanding checks of $4,964,000 and $5,740,000 have been classified within Accounts Payable in the balance sheets as of December 31, 2005 and December 31, 2004. At December 31, 2005, the Company had two bank accounts with balances in excess of federally insurers limits.

Investments—The Company classifies its investments in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 115, Accounting for Certain Investments in Debt and Securities, as available for sale. All investments were sold in February 2004.

Accounts Receivable and Allowance for Doubtful Accounts—The Company records accounts receivable at amounts billed to customers net of an allowance for doubtful accounts. The allowance is determined based on historical collection experience and specific customer collection issues. The Company does not charge interest on receivables. Receivables are written off when they are considered uncollectible. No receivables are sold and all trade receivables are related to customer billings. All trade receivables serve as collateral for borrowings under our credit facility.

Inventories—Inventories include material, labor and overhead and are recorded at the lower of cost (first-in, first-out method) or market.

Property, Plant and Equipment—Property, plant and equipment are recorded at cost. Property, plant and equipment are depreciated by the straight-line method over the following estimated useful lives:

	Successor	Predecessor
	Years	Years
Buildings and improvements	15	31 1/2
Furniture, fixtures and equipment	3–8	5–10

Income Taxes—The Company’s method of accounting for income taxes conforms to SFAS No. 109, Accounting for Income Taxes. This method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting basis and tax basis of assets and liabilities. Valuation allowances, if any, are provided when a portion or all of a deferred tax asset may not be realized (see Note 12).

CITISTEEL USA, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE PERIOD OF JUNE 9, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

Long-Lived Assets—The Company evaluates the carrying value of its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Such evaluation relies on a number of factors, including operating results, future anticipated cash flows, business plans and certain economic projections. In addition, the Company’s evaluation considers non-financial data such as changes in operating environment, competitive information, market trends and business relationships. If the sum of the undiscounted cash flows is less than the carrying value of the asset, an impairment loss is recognized. Any impairment loss, if indicated, is measured as the amount by which the carrying amount of the asset exceeds the estimated fair value of the asset.

Fair Value of Financial Instruments—The amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable, accounts payable, accrued liabilities and debt approximate fair value.

Intangible Assets—The Company records intangible assets at fair value and amortizes the assets over their useful lives. The carrying values are evaluated for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable.

Deferred financing fees—The Company records deferred financing fees at fair value and amortizes the asset over the life of the related debt. The carrying value is evaluated for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable.

Revenue Recognition—Revenue from sales, net of discounts, estimated returns and allowances, is recognized when product title and risk of loss pass to the customer at the time of shipment. Returns, discounts and allowances totaled $568,000, $387,000, $1,879,000 and $678,000 for the period of June 10, 2005 to December 31, 2005, January 1, 2005 to June 9, 2005 and in 2004 and 2003, respectively. Shipping and handling fees billed to customers are recorded as revenue and the related costs are recorded to cost of sales.

Comprehensive Income (Loss)—Other comprehensive income or loss items are revenues, expenses, gains and losses that under generally accepted accounting principles are excluded from net income and reflected as a component of stockholder’s equity, including minimum pension liability adjustments and unrealized gains and losses on investments.

Environmental Remediation—Environmental expenditures that relate to current operations are expensed. Expenditures that relate to an existing condition caused by past operations, and which do not contribute to current or future revenue generation, are expensed. Liabilities are recorded when environmental assessments and/or remedial efforts are probable and the costs can be reasonably estimated.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Stock Based Compensation—As permitted by Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock Based Compensation, as amended by SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123, Accounting for Stock-

CITISTEEL USA, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE PERIOD OF JUNE 9, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

Based Compensation, the Company measures compensation costs in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB No. 25”) and related interpretations. The Company had elected to follow APB No. 25 in accounting for its stock options. The Company currently has no stock compensation plan and no awards were outstanding as of December 31, 2003 and 2004. The Company granted Jeff Bradley, the Company’s chief executive officer, restricted stock on June 10, 2005. The Company recorded compensation expense of $275,000 for a dividend payment related to the restricted stock award in the period ended December 31, 2005.

New Accounting Pronouncements—In June 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities, which requires recognition of costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. This statement is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The Company’s adoption of SFAS No. 146 in 2003 did not have a significant impact on the Company’s consolidated financial position or results of operations.

In November 2002, the FASB issued FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. This Interpretation also incorporates, without change, the guidance in FASB Interpretation No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others, which is being superseded. The initial recognition and initial measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The disclosure requirements in this Interpretation are effective for financial statements of annual periods ending after December 15, 2002. The Company’s adoption of FASB Interpretation No. 45 in 2003 did not have a significant effect on the Company’s consolidated financial position or results of operations.

In April 2003, the FASB issued SFAS No. 149, Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts. SFAS No. 149 clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative, clarifies when a derivative contains a financing component, amends the definition of an underlying to conform it to language used in FIN 45, and amends certain other existing pronouncements. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, for hedging relationships designated after June 30, 2003. All provisions of SFAS No. 149, except those related to forward purchases or sales of “when-issued” securities, should be applied prospectively. The Company’s adoption of SFAS No. 149 in 2003 did not have a significant impact on the Company’s consolidated financial position or results of operations.

In January 2003, the FASB issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”). This Interpretation explains how to identify a variable interest entity (previously referred to as special purpose entities) and how an enterprise is to assess its interest in the variable interest entity to decide whether to consolidate that entity. In December 2003, the FASB then issued FIN No. 46 (R), Consolidation of Variable Interest Entities, (“FIN 46 (R)”), which replaced for public entities (enterprises), either Interpretation 46 or this Interpretation is to be applied to variable interest entities or potential variable interest entities commonly

CITISTEEL USA, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE PERIOD OF JUNE 9, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

referred to as special-purpose entities by the end of the first reporting period ending after December 15, 2003. This Interpretation is to be applied to all variable interest entities by the end of the first reporting period ending after March 15, 2004. Application of FIN 46 (R) is required in financial statements of nonpublic entities at various dates in 2004 and 2005. The adoption of FIN 46 (R) did not have an impact on the Company’s consolidated financial position or results of operations.

In December 2003, the FASB issued SFAS No. 132 (R), Employer’s Disclosures about Pensions and Other Postretirement Benefits, effective December 15, 2003. This statement revises employer’s disclosures about pension plans and other postretirement plan benefits. It does not change the measurement or recognition of those plans required by SFAS No. 87, Employers’ Accounting for Pensions, No. 88 Employers’ Settlement and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, and No. 106 Employers’ Accounting for Postretirement Benefit Plan Other than Pensions. This statement retains the disclosure requirements contained in SFAS No. 132, Employer’s Disclosures about Pensions and Other Postretirement Benefits, which it replaces. It requires additional disclosures to those in the original SFAS No. 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit post retirement plans. The Company adopted SFAS No. 132 (R) in 2004 and has included the appropriate disclosures in the notes to the Company’s consolidated financial statements.

In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. SFAS No. 150 is effective for certain financial instruments entered into or modified after May 31, 2003, and otherwise shall be effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities, which, for certain instruments, are subject to this statement for the first period beginning after December 15, 2004, and for certain others have received an indefinite deferral. The Company’s adoption of SFAS No. 150 in 2004 did not have an impact on the Company’s consolidated financial position or results of operations.

The FASB issued SFAS No. 151, Inventory Costs, which amends the guidance in ARB No. 43, Chapter 4, Inventory Pricing, to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). This statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this statement shall be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company has not yet assessed what the impact of SFAS No. 151 will be on the Company’s consolidated financial position or results of operations.

In December 2004, the FASB issued SFAS 153, Exchanges of Nonmonetary Assets an amendment of APB Opinion No. 29. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This Statement is effective for nonmonetary exchanges occurring in fiscal periods beginning after June 15, 2005. The Company has not yet assessed what the impact of SFAS No. 153 will be on the Company’s consolidated financial position or results of operations.

CITISTEEL USA, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE PERIOD OF JUNE 9, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment (“SFAS No. 123R”). This Statement requires companies to record compensation expense for all share based awards granted subsequent to the adoption of SFAS No. 123R. In addition, SFAS No. 123R requires the recording of compensation expense for the unvested portion of previously granted awards that remain outstanding at the date of adoption. The Company will adopt SFAS No. 123R effective January 1, 2006 and does not expect the adoption to have a significant impact on its consolidated financial position or results of operations.

In March 2005, the FASB issued FASB Interpretation (“FIN”) No. 47, Accounting for Conditional Asset Retirement Obligations (“FIN No. 47”), which is effective no later than the end of fiscal years ending after December 15, 2005. FIN No. 47 clarifies that the term conditional asset retirement obligation as used in SFAS No. 143, Accounting for Asset Retirement Obligations (“SFAS No. 143”). Conditional asset retirement obligation refers to a legal obligation to perform an asset retirement activity in which the timing and (or) method of settlement are conditional on a future event that may or may not be within the control of the entity. The Company’s adoption of FIN No. 47 in 2005 did not have a material impact on its consolidated financial condition or results of operations.

In May 2005, the FASB issued SFAS No. 154, Accounting Changes and Error Corrections (“SFAS No. 154”). This Statement requires retrospective application to prior periods’ financial statements of voluntary changes in accounting principles unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS No. 154 makes a distinction between “retrospective application” of an accounting principle and the “restatement” of financial statements to reflect the correction of an error. SFAS No. 154 replaces Accounting Principles Bulletin (“APB”) No. 20, Accounting Changes (“APB No. 20”), and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. APB No. 20 previously required that most voluntary changes in accounting principle be recognized by including the cumulative effect of changing to the new accounting principle in the net income of the period of the change. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005.

Valuation and Qualifying Accounts—Valuation account balances and activity consist of the following (amounts in thousands):

	Balance at Beginning of Period	Charged to Costs and Expenses		Charged to Other Accounts		Deductions		Balance at End of Period
Provision for Sales Returns & Allowances
Predecessor
For the year ended December 31, 2003	$265		$360		$—		$(518)	$107
For the year ended December 31, 2004	$107		$1,360		$—		$(593)	$874
For the period of January 1, 2005 to June 9, 2005	$874		$78		$—		$(706)	$246

Successor
For the period of June 10, 2005 to December 31, 2005	$246		$160		$—		$(239)	$167

Provision for Doubtful Accounts
Predecessor
For the year ended December 31, 2003	$1,351		$435		$—		$(1,009)	$777
For the year ended December 31, 2004	$777		$849		$—		$(591)	$1,035
For the period of January 1, 2005 to June 9, 2005	$1,035	$		$		$		$1,035

CITISTEEL USA, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE PERIOD OF JUNE 9, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts		Deductions		Balance at End of Period

Successor
For the period of June 10, 2005 to December 31, 2005	$1,035	$300	$		$		$1,335

Valuation Reserve for Deferred Taxes
Predecessor
For the year ended December 31, 2003	$—	$2,300		$—		$—	$2,300
For the year ended December 31, 2004	$2,300	$(2,300)		$—		$—	$—
For the period of January 1, 2005 to June 9, 2005	$—						$—

Successor
For the period of June 10, 2005 to December 31, 2005	$—						$—

3. ACQUISITION

On June 10, 2005 100% of the outstanding preferred and common shares of CitiSteel USA, Inc. and Subsidiary (a wholly subsidiary of CITIC USA Holdings, Inc.) were acquired for $74,400,000 plus working capital and other adjustments by H.I.G. SteelCo, Inc., an affiliate of H.I.G. Capital, LLC, a private equity firm focused on management buyouts and recapitalizations of leading middle market companies as well as growth capital investments.

The aggregate purchase price was $105,477,000. The following table summarizes the allocation of the purchase price based on the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition.

Current assets	$112,655,000
Property, plant, and equipment	9,578,000
Intangible assets	7,563,000

Total assets acquired	129,796,000

Current liabilities	17,378,000
Deferred taxes	4,643,000
Accrued pension	2,298,000

Total liabilities assumed	24,319,000

Net assets acquired	$105,477,000

Intangible assets—Of the $7,563,000 of acquired intangible assets, $600,000 was assigned to the trade name which is not subject to amortization. The remaining $6,963,000 of acquired intangible assets relates to customer relationships and has a weighted-average useful life of approximately five years. The difference between the aggregate purchase price and the estimated fair values of the assets acquired and liabilities assumed was approximately $103,204,000. This negative goodwill was used to reduce the value of property, plant and equipment and intangible assets. Intangible asset amortization is expected to total $1,393,000 per year in 2006

CITISTEEL USA, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE PERIOD OF JUNE 9, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

through June 30, 2010. The expected future amortization charge and accumulated amortization balances for the years ended December 31 are:

	Amortization Expense	Accumulated Amortization
2006	1,393,000	2,184,000
2007	1,393,000	3,577,000
2008	1,393,000	4,970,000
2009	1,393,000	6,363,000
2010	600,000	6,963,000

Unaudited Supplemental Pro Forma Results

The following table presents Pro Forma information as if the acquisition had occurred at the beginning of 2005 and 2004. The Pro Forma information includes adjustments for interest expense on the notes, amortization of intangible assets arising from the acquisition, depreciation expense on the basis of the acquired assets, transaction fees and management fees related to the acquisition and the related income tax effects. The Pro Forma financial information is not necessarily indicative of the results of operations as they would have been had the transaction been effected on the assumed dates.

	Pro Forma 2005	Pro Forma 2004
Sales	$278,370	$239,556
Income from operations	$74,744	$64,978
Net income	$33,504	$29,258

4. BUSINESS SEGMENT DATA

The Company operates one business segment, the production and sale of steel plates. As a result, all assets, operating revenues, operating income and net income shown in the Company’s consolidated financial statements relate to this business segment. No one customer accounts for more than 7% of operating revenue.

Net sales by geographical area are presented below (amounts in thousands):

	Successor	Predecessor
	June 10 to December 31, 2005	January 1 to June 9, 2005	2004	2003
United States	$137,645	$115,759	$204,826	$95,520
Canada	12,038	12,928	34,730	12,990

	$149,683	$128,687	$239,556	$108,510

5. SHORT-TERM INVESTMENTS

During 2003, Metals USA was ordered to pay the Company 61,030 shares of Metals USA common stock for full dissolution of $1,128,000 owed by Metals USA to the Company for which the Company had a full reserve. Based on receipt of the stock and some subsequent sales and changes in fair value of the stock, the

CITISTEEL USA, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE PERIOD OF JUNE 9, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

Company recognized a realized gain of $91,000 and an unrealized gain of $144,000 in the year ended December 31, 2003. At December 31, 2003, the Company held 25,130 shares which were subsequently sold in February 2004, generating a gain of $144,000 in 2004.

6. INVENTORIES

Inventories, net of any reserves, consist of the following (Amounts in thousands):

	Successor	Predecessor
	December 31, 2005	December 31, 2004
Raw materials	$5,256	$7,491
Work-in-process	10,928	13,296
Finished goods	12,635	11,179
Supplies	5,844	5,102
Parts	1,289	—

	$35,952	$37,068

7. PROPERTY, PLANT, AND EQUIPMENT

Property, plant, and equipment consist of the following (amounts in thousands):

	Successor	Predecessor
	December 31, 2005	2004
Land and land improvements	$1,728	$6,836
Buildings	1,892	7,047
Furniture, fixtures, and equipment	11,885	87,637

Total	15,505	101,520
Accumulated depreciation	(890)	(74,508)

Net property, plant, and equipment	$14,615	$27,012

Depreciation charged to operating expense amounted to $890,000, $1,816,000, $4,737,000 and $4,903,000 for the period of June 10, 2005 to December 31, 2005, January 1, 2005 to June 9, 2005 and for the years ended December 31, 2004 and 2003. During 2004, the Company wrote off equipment with a net book value of $519,000.

8. LINE OF CREDIT

The Company entered into a Loan and Security Agreement (“Agreement”) with a bank on January 10, 1994. The eleventh amendment to the Agreement was issued effective March 31, 2004. This amendment reduced the maturity date to February 28, 2005, retroactively waives any Event of Default occurring up to the date of the amendment, deletes certain restrictive covenants, and resets certain covenant requirements for future periods. Under the eleventh amendment to the Agreement, the Company has a line of credit with the bank allowing the

CITISTEEL USA, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE PERIOD OF JUNE 9, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

Company to borrow amounts based on a percentage of eligible accounts receivable and inventory with a maximum borrowing limit as of December 31, 2004 of $21,108,000 and a sublimit of $2,500,000 for letters of credit. The amount available under the line of credit was $20,216,000 at December 31, 2004. Under the terms of the Agreement, cash remittances are required to be deposited in a lockbox account and accordingly, the line of credit has been classified as current. The line of credit bears interest at a prime rate plus 1% (6.25% at December 31, 2004). The weighted average interest rate was 5.3%. The average amount outstanding on the line of credit in 2004 was $8,367,000. The weighted average interest rate for the revolving credit facility for June 10, 2005 to December 31, 2005 was 6.6%. The average amount outstanding on the revolver was $9,370,000.

The line of credit is collateralized by receivables, inventory, equipment, deposit accounts, investments and proceeds of all the foregoing. The loan agreement contains certain restrictive covenants relating to capital expenditures, working capital, net worth, payment of cash dividends, net income and certain financial ratios. These restrictive covenants were amended or deleted pursuant to the fourth amendment to the Agreement dated July 28, 1999, the fifth amendment dated January 12, 2000 (retroactive to December 31, 1999), the sixth amendment dated July 5, 2000, the seventh amendment dated December 1, 2000, the eighth amendment dated February 1, 2001, the ninth amendment dated April 16, 2002, the tenth amendment dated May 13, 2003, and the eleventh amendment dated March 31, 2004.

As of December 31, 2004 the Company had no borrowings against the line of credit and outstanding standby letters of credit in the aggregate amount of $892,000. The Agreement expired on February 28, 2005 and was not renewed.

In conjunction with the acquisition transaction in June 2005, described in Note 3, the Company established a $70 million Bank Debt Facility with U.S. Bank National Association (“US Bank”) comprised of a $15 million Term A Loan and a $55 million maximum available revolver. The Bank Debt Facility was repaid on August 25, 2005 and replaced with a new $20 million revolving credit facility with US Bank under which the Company may borrow, repay and reborrow funds, as needed, subject to a total maximum amount equal to the lesser of (a) a borrowing base determined from eligible accounts receivable and eligible inventory or (b) the respective maximum available revolver amounts shown above. The revolving facility matures on August 25, 2008. Interest is payable on the first of every month at the Company’s option of U.S. Bank’s prime rate or LIBOR plus 1.75%. The interest rate is subject to increase should the Company’s excess revolving credit availability, calculated in accordance with the loan agreement, decrease below predetermined levels. There was no amount outstanding under the revolving credit facility at December 31, 2005 and the interest rate was 7.25%. The Revolving Credit Facility contains certain financial covenants, including minimum borrowing availability and fixed charge coverage. At December 31, 2005 the Company was in compliance with the covenants. The Company violated a covenant related to capital expenditures by $842,000. This violation was subsequently waived by the bank on April 21, 2006. CitiSteel PA, Inc. guaranteed payment of the revolving credit facility and letters of credit.

9. LONG-TERM DEBT

In conjunction with the acquisition transaction in June 2005, the Company established a $70,000,000 Bank Debt Facility—comprised of a $15,000,000 Term A Loan and a $55 million maximum available revolver—and issued $25,253,000 of Senior Secured Notes.

On August 25, 2005 the Company issued $172,000,000 of Senior Secured Floating Rate Notes described below. The proceeds of the Notes were used to repay all of outstanding debt, including the Senior Secured Notes,

CITISTEEL USA, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE PERIOD OF JUNE 9, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

Term A Loan and the revolver referenced above. The Company also entered into a new credit agreement for a $20 million senior revolving credit described below. The balance of the proceeds were used to pay a $108,725,000 dividend to equity holders and pay fees and expenses relating to the transaction.

The Company expensed $3.3 million of deferred financing fees in August 2005 relating to the repayment of the Bank Debt Facility and the Senior Secured Notes.

The Senior Secured Floating Rate Notes due 2010—Under the senior secured floating rate notes, the Company borrowed $172,000,000 on August 25, 2005. The notes mature on August 25, 2010. Interest is payable at six month LIBOR plus 7.5% semiannually on March 1 and September 1. There are no scheduled principal payments prior to the maturity date. The interest rate for the first interest payment period on March 1, 2006 is 11.6%. The Notes were issued at a 1% discount to face value. The discount is being amortized over the expected life of the Notes.

The notes contain certain financial covenants, including limitations on additional indebtedness and restricting certain defined payments. In addition, there is an Excess Cash Flow covenant that requires the Company, after the end of each fiscal year, to offer to repurchase a portion of the senior secured floating rate notes at 102% of principal plus accrued interest up to a maximum of 75% of the excess cash flow, as defined. The Company is required to register the Notes with the Securities and Exchange Commission within 180 days after issuance by filing an S-4 and have the offering declared effective within 90 days after filing. CitiSteel PA, Inc. guaranteed payment of the notes.

The senior secured floating rate notes are secured by a lien on substantially all the assets of the Company.

Long-term debt at December 31, 2005 consists of the following (amounts in thousands):

2005
Revolving Credit Facility due August 25, 2008	$0
Secured floating rate notes, due August 25, 2010, net	172,000

172,000
Less current portion of long-term debt	0

$172,000

Future maturities of long-term debt totals $172,000,000 for the year ended December 31, 2010.

The Company incurred fees and expenses in connection with arranging the Revolving Credit Facility and the Senior Secured Floating rate Notes of $8.7 million in August 2005. This amount has been deferred and included on the statement of financial condition. The Company is amortizing the fees and expenses over the expected life of the debt.

10. STOCKHOLDER’S TRANSACTIONS

Preferred Stock—The rights, preferences and dividend rates of the preferred stock are to be set by the Company’s Board of Directors. As of December 31, 2004, these rights, preferences and dividend rates have not been set.

CITISTEEL USA, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE PERIOD OF JUNE 9, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

Series B Cumulative Preferred Stock—The Company’s Board of Directors has authorized the issuance of up to a maximum of 500 shares of Series B preferred stock with a par value of $200,000 per share. Dividends are payable on a quarterly basis at a rate of 100 basis points above LIBOR (effective rate is 2.7% at December 31, 2004, 2.2% at December 31, 2003, and 2.4% at December 31, 2002) and are cumulative from the date of issue. The stock is nonvoting and redeemable at any time at the option of the Company at par value plus accumulated dividends.

At June 9, 2005, December 31, 2004 and 2003 all Series B cumulative preferred stock was held by CITIC Holdings and approximately $0, $9,266,789 ($55,824 per share) and $8,379,000 ($50,476 per share), respectively of cumulative undeclared dividends were in arrears. In February 2005, the Company made a payment of $9,266,789 from outstanding dividends paying all cumulative undeclared dividends at December 31, 2004. All cumulative undeclared dividends were forgiven by the CITIC Holdings at June 9, 2005.

On June 10, 2005, in concert with the acquisition, all preferred stock was cancelled.

Common Stock—The Company had 1,000 shares of common stock, par value $1.00 per share, outstanding at June 9, 2005 and December 31, 2005. At the time of the acquisition the par value was changed to $0.01. On August 25, 2005 a common stock dividend of $108,725,000 was paid.

11. RELATED PARTY TRANSACTIONS

In April 2002, the Company received a loan from CITIC Holdings in the amount of $1,000,000, bearing interest at the rate of 2.5%. In 2003, the loan was increased to $4,000,000. As of December 31, 2003, $3,400,000 remained outstanding on this note and $900,000 was outstanding at the end of 2002. The loan was repaid in full during 2004.

During 2004, the Company paid management fees and rent expense amounting to $600,000 and $60,000 to a related party. During the period of January 1 to June 9, 2005 the Company paid no management fees. During the period of June 10 to December 31, 2005 the Company paid $737,000 to CITIC USA Holdings, Inc. for services and $338,000 to H.I.G. Capital for management services.

Management Agreement—On June 10, 2005 the Company entered into a management agreement with H.I.G. Capital, LLC., our sponsor. Pursuant to the term of this agreement, our sponsor will provide management, consulting and financial services to us, subject to the supervision of our Board. In exchange for these services we will pay our sponsor an annual management fee of $675,000. In addition to the fee, our sponsor is also entitled to additional compensation for the introduction or negotiation of any transaction not in the ordinary course of business or pursuant to which we acquire or dispose of any business operations. The amount of any such additional compensations shall be determined by good faith negotiations between our sponsor and our Board, except in the case of a sale of a majority of our stock or all or substantially all of our assets to a third party, our sponsor is entitled to 1% of the aggregate sale transaction value. We have also agreed to reimburse our sponsor for any expenses incurred in the performance of its duties under the management agreement. The agreement terminates in June 2015 or upon a material breach by either party that remains uncured after 10 business days’

CITISTEEL USA, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE PERIOD OF JUNE 9, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

notice to the breaching party. Management fees of $338,000 were paid in 2005. The expected future management fees are:

(dollars in thousands)
2006	$675
2007	$675
2008	$675
2009	$675
2010	$675
Thereafter	$3,037

Total	$6,412

The Company paid $340,000 in directors fees to the former board of directors in connection with the acquisition.

The Company entered into a 12-month management services agreement with CITIC as part of the acquisition for the provision of services by a certain executive. The agreement calls for total payments of $551,000 plus a year-end payment of $500,000 if the Company achieves a certain level of earnings. The Company met the earnings threshold and accrued for the $500,000 payment on the December 31, 2005 balance sheet in due to seller. The Company made the year-end payment in March 2006.

12. INCOME TAXES

The Company is a wholly owned subsidiary of Holdings and is included in Holdings’ consolidated tax returns. The Company participates in a tax sharing agreement with Holdings whereby consolidated income tax expense or benefit is allocated to the Company based on the proportion of the Company’s taxable income or loss to Holdings’ consolidated total. Holdings is obligated to make payment to the Company with respect to any tax benefit derived by Holdings from the inclusion of the Company in the consolidated federal income tax return. However, no payment is due from Holdings until the Company generates sufficient income on a separate company basis to utilize the current year tax benefit.

The income tax expense (benefit) consists of the following (Amounts in thousands):

	Successor	Predecessor
	June 10 to December 31, 2005	January 1 to June 9, 2005	2004	2003
Current:
Federal	$9,512	$14,940	$16,291	$—
State	1,749	2,369	2,589

Total current	11,261	17,309	18,880	—
Deferred—federal and state	(5,575)	274	3,001	(147)

Total	$5,686	$17,583	$21,881	$(147)

CITISTEEL USA, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE PERIOD OF JUNE 9, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

The tax effects of temporary differences are as follows (Amounts in thousands):

	Successor	Predecessor
	December 31, 2005	December 31, 2004
Deferred tax asset—current:
Accounts receivable	$518	$402
Sales allowances	65	339
Employee-related costs	160	306
Accrued environmental costs	144
Litigation accrual		56
Other	257	168

Total deferred tax asset—current	1,144	1,271
Property and equipment	2,248

Net deferred tax asset	3,392	1,271

Deferred tax asset (liability)—noncurrent:
Property and equipment		(3,685)
Intangible assets	(2,658)
Minimum pension liability		(509)

Total deferred tax (liabilities) asset—noncurrent	(2,658)	(4,194)

Net deferred tax amount—total	$(734)	$(2,923)

At December 31, 2003, the Company had approximately $15,500,000 of federal net operating loss carryforwards available under the tax sharing agreement with CITIC Holdings. During 2004, the Company generated sufficient income on a separate company basis to utilize the current year tax benefit. For state tax purposes, where the Company does not file on a consolidated basis, existing state net operating loss carryforwards were approximately $9,603,000 as of December 31, 2003. These losses were fully utilized during 2004.

A reconciliation of the federal statutory tax rate to the total provision (benefit) for income taxes is as follows:

	Successor	Predecessor
	June 10 to December 31, 2005	January 1 to June 9, 2005	2004	2003
Taxes computed at statutory rate	35.00%	35.00%	35.00%	(34.00)%
State income taxes—net of federal income tax benefit	3.62	3.22	2.93
Change in valuation allowance			(3.60)	33.36
Other—net	(3.06)	(1.29)	(0.06)	(1.49)

Provision for income taxes	35.56%	36.93%	34.27%	(2.13)%

CITISTEEL USA, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE PERIOD OF JUNE 9, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

13. EMPLOYEE BENEFIT PLANS

The Company has a noncontributory defined benefit pension plan which covers substantially all full-time employees. Pension benefits are based on years of service and annual earnings. Plan provisions and funding meet the requirements of the Employee Retirement Income Security Act of 1974.

The measurement dates for the following table are December 31 of each year. The following table sets forth the plan’s status and the amounts recognized on the balance sheets at December 31, 2005 and 2004 (amounts in thousands):

	December 31, 2005	December 31, 2004
Actuarial present value of benefit obligation, accumulated benefit obligation, including vested benefits of $9,573 and $8,317 for December 31, 2005 and 2004	$9,573	$8,143

Change in projected benefit obligation:
Projected benefit obligation at the beginning of the year	$9,607	$7,772
Service cost	409	548
Interest cost	366	473
Actuarial loss	81	242
Benefits paid	(108)	(163)

Projected benefit obligation at the end of the year	$10,355	$8,872

Change in plan assets:
Fair value of plan assets at the beginning of the year	$7,400	$6,268
Employer contributions	2,304	803
Actual return on plan assets	619	608
Benefits paid	(108)	(163)

Fair value of plan assets at the end of the year	$10,215	$7,516

Net amount recognized:
Funded status	$(140)	$(1,356)
Unrecognized net loss	(146)	1,873
Unrecognized transition obligation and prior service cost		5

Net amount recognized	$(286)	$522

Amounts recognized on the balance sheets at December 31, 2005 and December 31, 2004 consist of (Amounts in thousands):

	December 31, 2005	December 31, 2004
Accrued benefit cost	$(286)	$(627)
Intangible assets		5
Accumulated other comprehensive income		1,144

Net amount recognized	$(286)	$522

CITISTEEL USA, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE PERIOD OF JUNE 9, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

The components of net periodic pension cost for the period of June 10 to December 31, 2005, January 1 to June 9, 2005 and for the years ended December 31, 2004 and 2003 are as follows (Amounts in thousands):

	Successor	Predecessor
	June 10 to December 31, 2005	January 1 to June 9, 2005	2004	2003
Service cost	$409	$194	$548	$476
Interest cost	366	176	473	411
Expected return on plan assets	(392)	(219)	(532)	(415)
Amortization of transition obligation			6	6
Amortization of gain and loss and prior year costs		25	63	64

Net periodic pension cost	$383	$176	$558	$542

Additional Information:

	Successor	Predecessor
	December 31, 2005	June 9, 2005	2004	2003
Increase (decrease) in minimum liability included in other comprehensive income	$0	$0	$(23)	$122

	Successor	Predecessor
	December 31, 2005	June 9, 2005	2004	2003
Weighted-average assumptions used to determine benefit obligations at December 31:
Discount rate	5.70%	5.75%	6.00%	6.25%
Rate of compensation increase	3.0%	3.0%	3.0%	3.0%

	Successor	Predecessor
	December 31, 2005	December 31, 2004
Weighted-average assumptions used to determine net periodic benefit costs for the years ended December 31:
Discount rate	5.70%	6.25%
Expected return on plan assets	8.0	8.0
Rate of compensation increase	3.0	3.0
Minimum required contribution	$0	$610

Plan assets at December 31, 2005 and December 31, 2004 are as follows:

	Successor	Predecessor
	2005	2004
Equity securities	45%	56%
Bonds—fixed income	39	41
Money market funds	16	3

	100%	100%

CITISTEEL USA, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE PERIOD OF JUNE 9, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

Investment Policy and Strategy—The policy, as established by the Pension Plan Committee, is to provide for growth of capital with a moderate level of volatility by investing assets per the allocations stated above. The assets will be reallocated quarterly to meet the above target allocations. The investment policy will be reviewed on a regular basis, under the advisement of a certified investment advisor, to determine if the policy should be changed.

Determination of Expected Long-term Rate of Return—The expected long-term rate of return for the plan’s total assets is based on the expected return of each of the above categories, weighted based on the median of the target allocation for each class. Equity securities are expected to return 10% to 12% over the long-term, while cash and fixed income are expected to return between 5% to 7%.

Expected employer contributions for the year ended December 31, 2006	$0

Estimated future benefit payments reflecting expected future service for:
2006	$208,000
2007	263,000
2008	302,000
2009	340,000
2010	385,000
2011–2015	2,732,000

CitiSteel USA, Inc. 401(k) Plan—The Company has a tax-deferred 401(k) savings plan which covers substantially all full-time employees. The Company’s contribution to the plan, which is computed based on a percentage of employee compensation, was approximately $118,000, $88,000, $212,000, and $211,000 for the periods of June 10 to December 31, 2005 and January 1 to June 9, 2005 and for the years ended December 31, 2004 and 2003, respectively.

Profit Sharing Plans—The Company has executive and employee profit sharing plans. Awards are determined based on meeting certain performance measures as defined in the plans. As of December 31, 2005, June 9, 2005 and December 31, 2004 the Company has accrued for awards amounting to $2,203,000, $1,028,000 and $2,263,000, respectively. There were no awards made under these plans in 2003.

14. COMMITMENTS AND CONTINGENCIES

Service Agreements—The Company maintains an agreement with an independent contractor to perform surface conditioning for slabs produced by the Company. Under the agreement, the Company is required to make minimum monthly payments for the availability of the equipment as well as additional monthly amounts depending on the actual net tonnage of slabs conditioned. The minimum monthly payments are subject to semi- annual cost adjustments based on labor and material factors. The initial term of the agreement was five years, commencing February 1991. Since then, the agreement has been renewed in 1996, 2001, 2003 and more recently, in 2004 with an expiration date of July 31, 2007. Monthly payments made by the Company approximated $182,000, $127,000, $305,000, and $299,000 for the periods of June 10 to December 31, 2005, January 1 to June 9, 2005 and the years ended December 31, 2004 and 2003, respectively. Additional payments relating to the actual net tonnage of slabs conditioned amounted to approximately $727,000, $556,000, $1,434,000, and $1,190,000 for the periods of June 10 to December 31, 2005, January 1 to June 9, 2005 and the years ended December 31, 2004 and 2003, respectively. As a part of the service agreement, certain equipment has been

CITISTEEL USA, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE PERIOD OF JUNE 9, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

committed for use by the Company. The Company is accounting for this component of the agreement as an operating lease. The estimated future minimum payments under the service agreement are approximately $312,000 and $182,000 in 2006 and 2007, respectively.

The Company also has an agreement with an outside service company to provide vaporized liquid products to the Company for the ten-year period which ran through January 31, 2003. The agreement has been extended through January 31, 2008. Under the terms of the agreement, the Company is required to pay monthly amounts based on the total standard cubic foot of product provided by the service company. The agreement is subject to price adjustments. Payments made by the Company under the agreement approximated $1,778,000, $1,398,000, $3,393,000, and $2,488,000 for the periods of June 10 to December 31, 2005, January 1 to June 9, 2005 and for the years ended December 31, 2004 and 2003, respectively.

Litigation and Environmental—The Company had been requested by the State of Delaware to investigate part of its site for the existence of potential hazardous substances. The Company has submitted the requested information to the State of Delaware and has received no further communication on this matter. Accordingly, the outcome cannot be determined at this time. The Company recorded a $550,000 asset retirement reserve on the December 31, 2005 balance sheet to cover replacement and remediation of certain assets.

As of June 9, 2005 and December 31, 2004, the Company was involved in litigation related to the death of a contractor’s employee who was working on the Company’s premises at the time the accident occurred. The litigation was settled in November 2005. The settlement was funded entirely by insurance proceeds and the Company has no continuing liability for this matter.

As part of the acquisition of the Company from CITIC USA Holdings, Inc. (“CITIC Holdings”) and pursuant to the Purchase Agreement the Company is required to pay CITIC Holdings monies subsequent to the closing date related to a working capital adjustment and the settlement of a pro forma liability. The parties agreed to settle the working capital adjustment for $14.9 million. The Company paid CITIC Holdings $8.0 million in June 2005 and $6.9 million in August 2005 to settle the working capital adjustment. CitiSteel estimates the pro forma liability to be $4.3 million and has recorded the liability on its balance sheet as of December 31, 2005. CITIC Holdings contends that the $8.0 million payment made in June 2005 relates to the pro forma liability and not to the working capital adjustment and filed suit on October 14, 2005 in Delaware asking for an additional $8.0 payment to be made to settle the working capital adjustment. The suit also asks the court to require the Company to pay an additional $3.2 million to settle the pro forma liability. The Company believes that the issue between the two parties relates to the timing of the payments for the working capital adjustment and the pro forma liability and will not involve any payments above the $4.3 million accrued on its balance sheet.

In addition, certain claims and suits have been filed or are pending against the Company. In the opinion of management, all matters are adequately covered by insurance or, if not covered, involve such amounts, which would not have a material effect on the consolidated financial position or results of operations of the Company if disposed of unfavorably.

15. SUBSEQUENT EVENTS

The Company filed a registration statement with the Securities and Exchange Commission (the “SEC”) for its Senior Subordinated Floating Rates Notes in February 2006. The registration statement includes an exchange

CITISTEEL USA, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

AS OF DECEMBER 31, 2005 AND 2004 AND FOR THE PERIOD OF JUNE 9, 2005 TO

DECEMBER 31, 2005 AND JANUARY 1, 2005 TO JUNE 9, 2005 AND FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2003

offer whereby the existing notes will be exchanged for newly issued registered notes. The new notes contain substantially the same terms as the existing notes.

As of April 19, 2006 no Senior Secured Floating Rate Note holders exercised their right to the excess cash flow redemption.

* * * * * *

PART II

ITEM 20.	Indemnification of Directors and Officers

CitiSteel USA, Inc. is a Delaware corporation and CitiSteel PA, Inc. is a Pennsylvania corporation.

DELAWARE

Section 145 of Delaware General Corporation Law

Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee, or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Section 145 of the Delaware General Corporation Law also provides that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery of Delaware or such other court shall deem proper.

To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith; provided that indemnification provided for by Section 145 or granted pursuant thereto shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and a corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity or arising out of such person’s status as such whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145.

In addition, Section 102(b)(7) of the Delaware General Corporation Law permits Delaware corporations to include a provision in their certificates of incorporation eliminating or limiting the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provisions shall not eliminate or limit the liability of a director: (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders; (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law; (iii) for unlawful payment of dividends or unlawful stock purchases or redemptions; or (iv) for any transactions from which the director derived an improper personal benefit.

The Certificate of Incorporation of CitiSteel USA, Inc. currently provides that each director shall not be personally liable to such corporation or its stockholders for monetary damages for breach of fiduciary duty as a director.

Article V of the bylaws of CitiSteel USA, Inc. compels indemnification for officers and directors of the corporation who are made a party or are threatened to be made a party to any civil, criminal, administrative or investigative proceeding against all expense, liability and loss (including attorneys’ fees actually and reasonably incurred in connection with such proceeding) to the fullest extent permitted by the General Corporation Law of the State of Delaware; provided, however, that the corporation shall indemnify any such person seeking indemnification in connection with a proceeding initiated by such person only if such proceeding was authorized by the board of directors of the corporation. Expenses incurred by any officer or director who may be indemnified by the corporation shall be paid by the company in advance of such proceeding’s final disposition unless determined by the board of directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation.

Any indemnification of an officer or director shall be promptly made within thirty days, upon written request by the officer or director. If a determination by the corporation that the officer or director is entitled to indemnification and the corporation fails to respond within sixty days to a written request for indemnity, the corporation shall be deemed to have approved the request. If the corporation denies a written request for indemnification or advancing of expense, in whole or in part, or if payment in full pursuant to such request is not made within thirty days, the right to indemnification or advancement of expenses shall be enforceable by the director or officer in any court of competent jurisdiction.

CitiSteel USA, Inc. may indemnify persons serving as employees or agents of the corporation, or in such capacity at the request of the company for any other corporation, partnership, joint venture, trust or other enterprise to the extent authorized at any time or from time to time by the board of directors.

CitiSteel USA, Inc. has directors’ and officers’ liability insurance insuring each company’s directors and officers against certain liabilities and expenses incurred by such persons in such capacities.

PENNSYLVANIA

Subchapter D of Chapter 17 of the Pennsylvania Business Corporation Law

Sections 1741 and 1742 of the Pennsylvania Business Corporation Law provide that a corporation may indemnify, under specified circumstances, persons who were or are directors, officers or employees of the corporation or who served or serve other business entities at the request of the corporation. Under these provisions, a person who is wholly successful in defending a claim will be indemnified for any reasonable expenses. To the extent a person is not successful in defending a claim, reasonable expenses of the defense and any liability incurred are to be indemnified under these provisions only where independent legal counsel or another disinterested person selected by the board of directors determines that such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, the best interests of the corporation, and in addition with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct of such person was unlawful. Any expense incurred with respect to any claim may be advanced by the corporation if the recipient agrees to repay such amount if it is ultimately determined that such recipient is not entitled to be indemnified.

Section 1746 of the Pennsylvania Business Corporation Law provides that the indemnification provided for therein shall not be deemed exclusive of any other rights to which those seeking indemnification may otherwise be entitled. Section 1746 also provides for increased indemnification protections for directors, officers and others. Indemnification may be provided by Pennsylvania corporations in any case except where the act or failure to act giving rise to the claim for indemnification is determined by a court to have constituted willful misconduct or recklessness.

Section 1747 of the Pennsylvania Business Corporation Law provides that a corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a representative of the corporation or is or was serving at the request of the corporation as a representative of another domestic or foreign corporation for profit or not-for-profit, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against that liability under the provisions of the Pennsylvania Business Corporation Law described above.

Section 1713 of the Pennsylvania Business Corporation Law also sets forth a framework whereby Pennsylvania corporations, with the approval of the shareholders, may limit the personal liability of directors for monetary damages except where the act or omission giving rise to a claim constitutes self-dealing, willful misconduct or recklessness. The section does not apply to a director’s responsibility or liability under a criminal or tax statute and may not apply to liability under Federal statutes, such as the Federal securities laws.

ITEM 21.	EXHIBITS

(a)	Exhibits

Exhibit Number	Description of Exhibits
3.1	Certificate of Incorporation of CitiSteel USA, Inc.*
3.2	Bylaws of CitiSteel USA, Inc.*
3.3	Articles of Incorporation of CitiSteel PA, Inc.*
3.4	Bylaws of CitiSteel PA, Inc.*
4.1	Indenture, dated as of August 25, 2005, with respect to the Senior Secured Floating Rate Notes Due 2010*
4.2	Form of Senior Secured Floating Rate Note due 2010 (included as Exhibit A to the Indenture (Exhibit 4.1))*
4.3	Registration Rights Agreement, dated as of August 25, 2005*
5.1	Legal Opinion of Morgan, Lewis & Bockius LLP
10.1	Financing Agreement, dated as of August 25, 2005*
10.2	Security Agreement, dated as of August 25, 2005 (CitiSteel USA, Inc.)*
10.3	Security Agreement, dated as of August 25, 2005 (CitiSteel PA, Inc.)*
10.4	Stock Pledge Agreement, dated as of August 25, 2005*
10.5	Purchase Agreement, dated as of August 18, 2005*
10.6	Intercreditor Agreement, dated as of August 25, 2005
10.7	Management Agreement, dated as of June 10, 2005
10.8	Employment Agreement between Jeff Bradley and H.I.G. SteelCo Holdings, Inc.
10.9	Restricted Shares Agreement between Jeff Bradley and H.I.G. SteelCo Holdings, Inc.
16.1	Letter from Deloitte & Touche LLP*
23.1	Consent of Deloitte & Touche LLP
23.2	Consent of Crowe Chizek and Company LLC
23.3	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.1)
24.1	Powers of Attorney (included on signature pages)*
25.1	Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939, as amended, of The Bank of New York, as trustee*
99.1	Form of Letter of Transmittal
99.2	Form of Notice for Guaranteed Delivery

*	Previously filed.

ITEM 22.	UNDERTAKINGS

(a)	The undersigned registrants hereby undertake:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, if the registrants are subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and

(5) That, for the purpose of determining liability of the registrants under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrants undertake that in a primary offering of securities of the undersigned registrants pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrants will be sellers to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrants relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrants or used or referred to by the undersigned registrants;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrants or their securities provided by or on behalf of the undersigned registrants; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrants to the purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrants pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrants of expenses incurred or paid by a director, officer or controlling person of the registrants in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, each registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(b)	The undersigned registrants hereby undertake to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(c)	The undersigned registrants hereby undertake to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrants have duly caused this Amendment to be signed on their behalf by the undersigned, thereunto duly authorized on April 21, 2006.

CITISTEEL USA, INC.

By:	/S/ JEFF BRADLEY
Name: Jeff Bradley Title: Executive Chairman

CITISTEEL PA, INC.

By:	/S/ JEFF BRADLEY
Name: Jeff Bradley Title: President

POWER OF ATTORNEY

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	CAPACITY IN WHICH SIGNED	DATE

/S/ JEFF BRADLEY Jeff Bradley	Executive Chairman of CitiSteel USA, Inc. and President of CitiSteel PA, Inc. (principal executive officer of each of the Registrants)	April 21, 2006

/S/ ALLEN EGNER Allen Egner	Vice President, Finance of CitiSteel USA, Inc. and Treasurer of CitiSteel PA, Inc. (principal financial and accounting officer of each of the Registrants)	April 21, 2006

* Sami Mnaymneh	Director of each of the Registrants	April 21, 2006

* John Black	Director of each of the Registrants	April 21, 2006

* Matthew Sanford	Director of each of the Registrants	April 21, 2006

* Jeffrey Zanarini	Director of each of the Registrants	April 21, 2006

* BY: /S/ JEFF BRADLEY Attorney-in-fact

EXHIBIT INDEX

Exhibit Number	Description of Exhibits
3.1	Certificate of Incorporation of CitiSteel USA, Inc.*
3.2	Bylaws of CitiSteel USA, Inc.*
3.3	Articles of Incorporation of CitiSteel PA, Inc.*
3.4	Bylaws of CitiSteel PA, Inc.*
4.1	Indenture, dated as of August 25, 2005, with respect to the Senior Secured Floating Rate Notes Due 2010*
4.2	Form of Senior Secured Floating Rate Note due 2010 (included as Exhibit A to the Indenture (Exhibit 4.1))*
4.3	Registration Rights Agreement, dated as of August 25, 2005*
5.1	Legal Opinion of Morgan, Lewis & Bockius LLP
10.1	Financing Agreement, dated as of August 25, 2005*
10.2	Security Agreement, dated as of August 25, 2005 (CitiSteel USA, Inc.)*
10.3	Security Agreement, dated as of August 25, 2005 (CitiSteel PA, Inc.)*
10.4	Stock Pledge Agreement, dated as of August 25, 2005*
10.5	Purchase Agreement, dated as of August 18, 2005*
10.6	Intercreditor Agreement, dated as of August 25, 2005
10.7	Management Agreement, dated as of June 10, 2005
10.8	Employment Agreement between Jeff Bradley and H.I.G. SteelCo Holdings, Inc.
10.9	Restricted Shares Agreement between Jeff Bradley and H.I.G. SteelCo Holdings, Inc.
16.1	Letter from Deloitte & Touche LLP*
23.1	Consent of Deloitte & Touche LLP
23.2	Consent of Crowe Chizek and Company LLC
23.3	Consent of Morgan, Lewis & Bockius LLP (included in Exhibit 5.1)
24.1	Powers of Attorney (included on signature pages)*
25.1	Form T-1 Statement of Eligibility and Qualification under the Trust Indenture Act of 1939, as amended, of The Bank of New York, as trustee*
99.1	Form of Letter of Transmittal
99.2	Form of Notice for Guaranteed Delivery

*	Previously filed.